Exhibit 99.1

EQUINOX GOLD CORP.

Technical Report on the

Pilar Operations, GoiÁs State,

Brazil

PREPARED FOR Equinox Gold corp.

Report for NI 43-101

Qualified Persons:

Mark B. Mathisen, C.P.G.

Philip A. Geusebroek, M.Sc., P.Geo.

Hugo Miranda, MBA, ChMC(RM)

Robert L. Michaud, P.Eng.

A. Paul Hampton, P.Eng.

Dated March 26, 2020

Effective Date May 31, 2018

55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Pilar Operations, Goiás State, Brazil

Client Name & Address	Equinox Gold Corp. Suite 1501 - 700 West Pender Street Vancouver, British Columbia V6C 1G8

Document Reference	Project #3232	Status & Issue No.	FINAL Version

Issue Date	March 26, 2020

Lead Author	Mark B. Mathisen Philip A. Geusebroek Hugo M. Miranda Robert L. Michaud A. Paul Hampton	(Signed) (Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Chester M. Moore	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

www.rpacan.com

Important Notice

This technical report was originally prepared for Leagold Mining Corporation (Leagold) by Roscoe Postle Associates Inc. (RPA). On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the outstanding shares of Leagold pursuant to an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold. Equinox Gold has asked RPA to readdress this report to it in order to support its disclosure. Other than updates to reflect Equinox Gold’s acquisition of Leagold, the delay of the proposed start-up of Três Buracos deposit which is now anticipated to begin in early 2021, and non-material clerical changes, no other changes have been made to this report beyond addressing it to Equinox Gold and re-dating it.

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Table Of Contents

PAGE

1 Summary	1-1
Executive Summary	1-1
Economic Analysis	1-10
Technical Summary	1-11
2 Introduction	2-1
Sources of Information	2-2
List of Abbreviations	2-4
3 Reliance on Other Experts	3-1
4 Property Description and Location	4-1
Property Location	4-1
Mineral and Surface Rights in Brazil	4-1
Land Tenure	4-2
Royalties	4-3
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-1
Infrastructure	5-2
Physiography	5-2
6 History	6-1
Exploration and Development History	6-1
Past Production	6-4
7 Geological Setting and Mineralization	7-1
Regional Geology	7-1
Local Geology	7-4
Property Geology	7-5
Mineralization	7-12
8 Deposit Types	8-1
9 Exploration	9-1
Pilar and Guarinos Greenstone Belt	9-1
Caiamar Mine	9-10
Exploration Potential	9-11
10 Drilling	10-1
Drilling and Logging Procedures	10-7
11 Sample Preparation, Analyses and Security	11-1
Sample Preparation and Analyses	11-2

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Sample Security	11-3
Quality Assurance/Quality Control	11-4
12 Data Verification	12-1
13 Mineral Processing and Metallurgical Testing	13-1
Metallurgical Testing	13-1
14 Mineral Resource Estimate	14-1
Summary	14-3
Pilar Mine	14-5
Três Buracos Deposit	14-21
Maria Lázara Mine	14-34
Maria Lázara Mine SE Deposit	14-49
15 Mineral Reserve Estimate	15-1
Summary	15-1
Cut-off Grade	15-2
Dilution	15-5
Extraction	15-7
Model Reconciliation	15-7
16 Mining Methods	16-1
Pilar Mine	16-3
Maria Lázara Mine	16-12
Três Buracos Open Pit	16-15
Open Pit and Underground Production Schedule	16-22
17 Recovery Methods	17-1
Process Description	17-1
Mineral Processing and Production Statistics	17-7
18 Project Infrastructure	18-1
Access	18-1
Tailings Storage Facility	18-1
Electrical Power Supply	18-2
Water Supply	18-2
Site Facilities	18-2
Security	18-3
19 Market Studies and Contracts	19-1
Markets	19-1
Contracts	19-1
20 Environmental Studies, Permitting, and Social or Community Impact	20-1
Environmental Impact Study	20-1
Environmental Licensing	20-7
Environmental Licensing Status	20-8
Mine Closure	20-10
Social Impact	20-11
21 Capital and Operating Costs	21-1

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Capital Costs	21-1
Operating Costs	21-2
22 Economic Analysis	22-1
23 Adjacent Properties	23-1
24 Other Relevant Data and Information	24-1
25 Interpretation and Conclusions	25-1
26 Recommendations	26-1
27 References	27-1
28 Date and Signature Page	28-1
29 Certificate of Qualified Person	29-1

List Of Tables

PAGE

Table 1-1 Mineral Resources as of May 31, 2018	1-2
Table 1-2 Mineral Reserves as of May 31, 2018	1-3
Table 1-3 Actual Sustaining Capital Costs - 2015 to May 2018	1-20
Table 1-4 Projected Sustaining Capital Costs	1-20
Table 1-5 Actual Operating Costs - 2015 to May 2018	1-21
Table 1-6 Actual Unit Operating Costs - 2015 to May 2018	1-21
Table 1-7 Projected Total Operating Costs	1-21
Table 1-8 Projected Unit Operating Costs	1-22
Table 4-1 Exploration Permit List	4-3
Table 4-2 Mining Concession List	4-3
Table 6-1 Past Production	6-4
Table 10-1 Diamond Drilling Completed as of May 31, 2018	10-1
Table 11-1 Bulk Density Determinations	11-2
Table 11-2 PGDM Laboratory CRM Sample Results: January 2015 to May 2018	11-7
Table 11-3 PGDM Laboratory CRM Sample Results: January 2007 To December 2016	11-12
Table 11-4 PGDM Laboratory CRM Sample Results: March 2015 to May 2018	11-18
Table 13-1 Gold and Silver Analyses by Size Fraction	13-4
Table 13-2 Main Oxide Grades by XRF Analysis (%)	13-5
Table 13-3 Trace Element Analysis by XRF ProTrace (ppm)	13-5
Table 13-4 Cyanide Leaching of Pilar Samples 1 and 2	13-7
Table 13-5 GRG Test Results, Gold Recovery by Particle Size	13-7
Table 13-6 Bond Work Index and Abrasion Index	13-8
Table 13-7 JK Tech SAG/Autogenous Mill Breakage Parameters	13-8
Table 13-8 SMC Drop Weight Index Test Results for Pilar Ore Samples	13-9
Table 13-9 Grinding Circuit Design Criteria and SAG Mill Specification	13-9
Table 13-10 Head Assay Analysis of Caiamar Metallurgical Sample Composite	13-10
Table 13-11 Results of Gravity Leach Tests of Caiamar Samples	13-11
Table 13-12 Dissolved Oxygen Measurements Taken in Leach Tanks No. 1 and No. 2 from August 2015 to December 2016	13-13

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Table 13-13 Gold Grade in the Leach plant Feed and final CIP Tank and Gold Recovery	13-15
Table 13-14 Results of Gravity Concentration Tests for Três Buracos IS and CLS Ores	13-18
Table 13-15 Results of Bond Work Index Tests for Três Buracos	13-18
Table 13-16 Results of IS Sample Cyanide Leach and CIP Testing for Três Buracos	13-19
Table 13-17 Results of CLS Sample Leach and CIP Testing for Três Buracos	13-19
Table 13-18 Results of 1st Campaign Sample Leach and CIP Testing with Variation of Cyanide Concentration for Três Buracos	13-20
Table 13-19 Results of IS Sample Leach and CIP Testing with Variation of Cyanide Concentration for Três Buracos	13-20
Table 13-20 Results of CLS Sample Leach and CIP Testing with Variation of Cyanide Concentration for Três Buracos	13-21
Table 13-21 Results of IS Sample Cyanide Leach Kinetics Tests for Três Buracos	13-22
Table 13-22 Results of CLS Sample Cyanide Leach Kinetics Tests for Três Buracos	13-23
Table 13-23 Analysis of IS Sample by Size Fraction for Três Buracos	13-24
Table 13-24 Results of GRG Test, 1st Campaign Sample for Três Buracos	13-26
Table 13-25 Results of GRG Test, IS composite for Três Buracos	13-26
Table 13-26 Results of GRG Test, CLS composite for Três Buracos	13-27
Table 14-1 Mineral Resources as of May 31, 2018	14-2
Table 14-2 Mineral Resources by Deposit as of May 31, 2018	14-2
Table 14-3 Pilar Mineral Resource Models	14-3
Table 14-4 Pilar Mine - Assay Descriptive Statistics	14-9
Table 14-5 Pilar Mine - Capped Composite Descriptive Statistics	14-10
Table 14-6 Pilar Mine - Block Model Setup	14-14
Table 14-7 Pilar Mine - Interpolation Strategy	14-15
Table 14-8 Pilar Mine Classification Criteria	14-16
Table 14-9 Três Buracos Deposit - Assay Descriptive Statistics	14-26
Table 14-10 Três Buracos Deposit - Capped Composite Descriptive Statistics	14-26
Table 14-11 Três Buracos Deposit - Block Model Setup	14-30
Table 14-12 Três Buracos Deposit - Interpolation Strategy	14-31
Table 14-13 Maria Lázara Mine - Assay Descriptive Statistics (Au g/t)	14-37
Table 14-14 Maria Lázara Mine - Capped Composite Descriptive Statistics	14-37
Table 14-15 Maria Lázara Mine - Block Model Setup	14-43
Table 14-16 Maria Lázara Mine - Interpolation Strategy	14-44
Table 14-17 Maria Lázara Mine - Mineral Resource Classification Criteria	14-45
Table 14-18 MLSE Deposit - Assay Descriptive Statistics (Au g/t)	14-53
Table 14-19 MLSE Deposit - Capped Composite Descriptive Statistics	14-53
Table 14-20 MLSE Deposit - Block Model Setup	14-56
Table 14-21 MLSE Deposit - Interpolation Strategy	14-57
Table 15-1 Pilar Mineral Reserves as of May 31, 2018	15-1
Table 15-2 Pilar Mineral Reserves by Zone as of May 31, 2018	15-2
Table 15-3 Cut-off Grade Calculations - PIlar Mine	15-3
Table 15-4 Cut-off Grade Calculations - Maria Lázara Mine	15-3
Table 15-5 Cut-off Grade Calculations - Três Buracos Open Pit	15-4
Table 15-6 Planned Dilution Factors - Pilar Mine	15-5
Table 15-7 Monthly Reconciliation - Pilar Mine - 2017	15-8
Table 16-1 Pilar Operations Historical Production	16-1
Table 16-2 Hangingwall and Footwall Rock Unit Properties - Pilar Mine	16-9
Table 16-3 Structural Domains - Pilar Mine	16-9
Table 16-4 Stability Number - Pilar Mine	16-9
Table 16-5 Mining Equipment - Pilar Mine	16-10

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Table 16-6 Mining Equipment - Maria Lázara Mine	16-12
Table 16-7 Três Buracos Open Pit Optimization Parameters	16-17
Table 16-8 Três Buracos Open Pit Optimization Results	16-18
Table 16-9 Três Buracos Pit Design Parameters	16-19
Table 16-10 Três Buracos Waste Dump Design	16-19
Table 16-11 Três Buracos Phases	16-20
Table 16-12 Três Buracos Mine Production Schedule	16-20
Table 16-13 Três Buracos Contractor Mining Equipment	16-21
Table 16-14 Três Buracos Estimated Open Pit Mine Manpower	16-22
Table 16-15 Pilar Mine Production Schedule (2018 to 2025)	16-23
Table 16-16 Pilar Mill Feed Schedule (2018 to 2025)	16-23
Table 17-1 Pilar Processing Plant Operating Parameters	17-7
Table 19-1 Pilar Main Service Contracts	19-1
Table 19-2 Pilar Main Consumable Contracts	19-2
Table 20-1 Status of Environmental Licences	20-9
Table 20-2 Closure Costs	20-10
Table 21-1 Actual Sustaining Capital Costs - 2015 to May 2018	21-1
Table 21-2 Projected Sustaining Capital Costs	21-1
Table 21-3 Actual Operating Costs - 2015 to May 2018	21-2
Table 21-4 Actual Unit Operating Costs - 2015 to May 2018	21-2
Table 21-5 Projected Total Operating Costs	21-3
Table 21-6 Projected Unit Operating Costs	21-3

List Of Figures

PAGE

Figure 4-1 Location Map	4-5
Figure 4-2 Property Map	4-6
Figure 5-1 General Facilities Map	5-3
Figure 7-1 Regional Geology	7-3
Figure 7-2 Pilar Mine Geology	7-7
Figure 7-3 Maria Lázara Mine Geology	7-9
Figure 7-4 Caiamar Mine Geology	7-11
Figure 7-5 Gold Associations - Maria Lázara Mine	7-14
Figure 7-6 Zone A1 and A2 Ore Types - Caiamar Mine	7-15
Figure 9-1 Exploration Target Areas	9-4
Figure 9-2 Helicopter Magnetometer Survey	9-5
Figure 9-3 Maria Lázara Underground Development	9-8
Figure 9-4 Maria Lázara Underground Sampling	9-9
Figure 10-1 Pilar Drilling Plan and Section View	10-3
Figure 10-2 Três Buracos Drilling Plan View	10-4
Figure 10-3 Maria Lázara Mine Drilling Plan View	10-5
Figure 10-4 MLSE Drilling Plan View	10-6
Figure 10-5 Core Logging Template	10-9
Figure 11-1 Standardized CRM Control Chart (ALS Chemex/SGS Geosol): January 2010 to December 2014	11-6
Figure 11-2 Standardized CRM Control Chart (PGDM): January 2015 to May 2018	11-7
Figure 11-3 Blanks Control Chart (ALS Chemex/SGS Geosol): January 2010 to December 2014	11-8

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Figure 11-4 Blanks Control Chart (PGDM): January 2015 - October 2018	11-8
Figure 11-5 Field Duplicates Chart (ALS Chemex/SGS Geosol): January 2010 - December 2014	11-9
Figure 11-6 Field Duplicates Chart (PGDM): January 2010 - December 2014	11-10
Figure 11-7 Scatter Plot Duplicate Pulp Analyses: 2015	11-11
Figure 11-8 Scatter Plot Duplicate Pulp Analyses: 2018	11-11
Figure 11-9 Standardized CRM Control Chart (ALS Chemex/SGS Geosol): January 2007 to December 2014	11-13
Figure 11-10 Standardized CRM Control Chart (PGDM): 2016	11-13
Figure 11-11 Blank Control Charts (ALS Chemex/SGS Geosol): January 2007 to December 2014	11-14
Figure 11-12 Field Duplicates Chart (ALS Chemex/SGS Geosol): January 2007 - December 2014	11-15
Figure 11-13 Field Duplicate Pairs - Au ppm Três Buracos (PGDM): 2016	11-16
Figure 11-14 Preparation Duplicate Analyses (PGDM); 2016	11-16
Figure 11-15 Scatter Plot of Duplicate Pulp Analyses	11-17
Figure 11-16 Standardized CRM Control Chart (PGDM): March 2015 - May 2018	11-18
Figure 11-17 Blanks Control Chart (PGDM): February 2015 - May 2018	11-19
Figure 11-18 Field Duplicates Chart (ALS Chemex/SGS Geosol)	11-20
Figure 11-19 2015 Field Duplicates Chart (SGS Geosol)	11-20
Figure 11-20 Preparation Duplicates Chart (PGDM) (2015-2018)	11-21
Figure 11-21 Scatter Plot of Check Samples: March 2016 - March 2017	11-22
Figure 13-1 Oxygen Concentration in Leach Tanks No. 1 and No. 2 from August 2015 through December 2016	13-14
Figure 13-2 Gold Grade in the Leach Plant Feed and Final CIP Tank and Gold Recovery	13-16
Figure 13-3 Average Gold Recovery vs. Initial Cyanide (Cn-) Concentration for Três Buracos	13-21
Figure 13-4 Gold Recovery vs. Residence Time for IS and CLS Samples for Três Buracos	13-23
Figure 13-5 Gold Distribution and Recovery by Size Fraction - IS Sample for Três Buracos	13-25
Figure 14-1 Pilar Mine High Grade Mineralization Wireframes	14-8
Figure 14-2 Pilar Mine - Example Probability Plots of Assays by Mineralized Zone - HG 1.1 and HG 1.2	14-11
Figure 14-3 Pilar Mine Variography Examples	14-13
Figure 14-4 Classification of Blocks within HG 1.2.0 Domain at Pilar Mine	14-18
Figure 14-5 Drift Analysis (Hg 1.2) Block Estimates vs. Samples at Pilar Mine	14-19
Figure 14-6 Três Buracos Drilling	14-22
Figure 14-7 Três Buracos Deposit - Geological Interpretation	14-24
Figure 14-8 Três Buracos Deposit - Mineralized Wireframes and Drill Hole Traces	14-25
Figure 14-9 Três Buracos Deposit - Histogram and Probability Plot	14-27
Figure 14-10 Três Buracos Deposit - Correlogram	14-29
Figure 14-11 Três Buracos Deposit - Swath Plot Example	14-33
Figure 14-12 Maria Lázara Mine - Mineralized Wireframes with Channel and Drill Hole Traces	14-36
Figure 14-13 Maria Lázara Mine - Probability Plot by Zone	14-38
Figure 14-14A Maria Lázara Mine - Capped Composite Histograms	14-39
Figure 14-14B Maria Lázara Mine - Capped Composite Histograms	14-40
Figure 14-15 Maria Lázara Mine - Variography Examples	14-42
Figure 14-16 Final Mineral Resource Classification for Maria Lázara ML3 Zone	14-46

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Figure 14-17 Drift Analysis of Maria Lázara ML3 Zone - Block Estimates Vs. Composites	14-48
Figure 14-18 MLSE Deposit - Geological Model	14-51
Figure 14-19 MLSE Deposit - Mineralized Wireframes with Drill Hole Traces	14-52
Figure 14-20 MLSE Deposit - Probability Plot (Au g/t)	14-54
Figure 14-21 MLSE Deposit - Capped Composite Histogram (Au g/t)	14-55
Figure 14-22 MLSE Deposit - Grade Tonnage Curve	14-58
Figure 15-1 Step-Room-and-Pillar extraction sequence - Pilar Mine	15-6
Figure 15-2 Longhole Dilution Estimate - Maria Lázara Mine	15-7
Figure 16-1 Surface Plan of Pilar Mine and Processing Plant	16-2
Figure 16-2 Underground Step-Room-and-Pillar Mining Method Schematic (Current and Modified)	16-6
Figure 16-3 Longhole Open Stoping Mining Method Schematic	16-7
Figure 16-4 Stability Analysis - Pilar Mine	16-11
Figure 16-5 Schematic of Sub-level Stoping Method - Maria Lázara Mine	16-13
Figure 16-6 Development/Stoping Sequence - Maria Lázara Mine	16-14
Figure 16-7 Três Buracos Open Pit Design	16-16
Figure 17-1 Processing plant Flow Sheet	17-2
Figure 17-2 Pilar Processing Plant Production - Budget Vs. Actual for January 2017 to May 2018	17-8
Figure 17-3 Pilar Processing Plant Gold Recovery and Gold Grade for January 2017 to May 2018	17-9
Figure 17-4 Pilar Processing Plant Reagent Consumption for January 2017 to May 2018	17-10
Figure 17-5 Pilar Processing Plant Power Consumption for January 2017 to May 2018	17-11
Figure 17-6 Pilar Processing Plant Unit Operating Costs in 2017 and January-May 2018	17-12
Figure 20-1 Acid Base Account Plot	20-3
Figure 20-2 ARD Classification Plot	20-4
Figure 20-3 Waste Rock ARD Characterization	20-7

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1 Summary

Executive Summary

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating mines in Brazil: Pilar de Goiás Desenvolvimento Mineral Mine (Pilar mine, Pilar operations, or the Project), Fazenda Brasileiro Desenvolvimento Mineral Mine, and Riacho dos Machados Mine, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Pilar mining operations located in Goiás State, Brazil. The purpose of this Techical Report was to support the disclosure of the updated Mineral Resource and Mineral Reserve estimates prepared by Project.staff for the Pilar operations as of May 31, 2018 and reviewed by RPA.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and the NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report is readdressed to Equinox Gold. The effective date of the technical information in this Technical Report is May 31, 2018.

As of the date of this readdressed Technical Report, Equinox Gold has advised that the exploration permits and mining concessions are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. The proposed start-up of Três Buracos deposit as shown in the schedule in Section 16 has been delayed and is now anticipated to begin in early 2021.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the Project in June 2018.

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The Pilar mine is held by Pilar de Goiás Desenvolvimento Mineral S.A. (PGDM), an indirect wholly-owned Brazilian subsidiary of Leagold, now Equinox Gold.

The Pilar operations include the Pilar mine, the Maria Lázara mine, the past-producing Caiamar mine, and the Três Buracos deposit, all of which are located in Goiás State in central Brazil. The estimated Mineral Resources and Mineral Reserves include material at the Pilar mine, the Maria Lázara mine, and the Três Buracos deposit. Underground mining is currently taking place at the Pilar and Maria Lázara mines.

The bulk of current production is from the Pilar mine, however, additional ore is obtained from the Maria Lázara mine and was obtained from the Caiamar mine until mining operations were suspended in October 2015. The mining methods used at the Pilar operations are step-room-and-pillar, sub-level open stoping, and longhole stoping.

Table 1-1 summarizes the Pilar Mineral Resources, inclusive of Mineral Reserves, as of May 31, 2018. The Mineral Resource and Mineral Reserve estimates conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

Table 1-1 Mineral Resources as of May 31, 2018
Pilar Operations

Category	Tonnage	Au Grade	Au Ounces
	(000 t)	(g/t)	(000 oz)
Measured
Underground	2,389	3.50	269
Open Pit	0	0.00	0
Total Measured	2,389	3.50	269

Indicated
Underground	5,899	3.63	688
Open Pit	7,580	0.96	234
Total Indicated	13,479	2.13	922

Measured + Indicated
Underground	8,288	3.59	957
Open Pit	7,580	0.96	234
Total Measured + Indicated	15,868	2.33	1,191

Inferred - Underground	19,726	3.30	2,090
Inferred - Open Pit	673	0.83	18
Total Inferred	20,399	3.21	2,108

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Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au except the Três Buracos open pit resource which used a cut-off grade of 0.5 g/t Au
3.	Mineral Resources at the Pilar mine, Maria Lázara mine and Três Buracos deposit are estimated using a long-term gold price of US$1,500 per ounce, and an exchange rate of US$1.00 = R$3.70.
4.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

Table 1-2 summarizes the Pilar Mineral Reserves as of May 31, 2018.

Table 1-2 Mineral Reserves as of May 31, 2018
Pilar Operations

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Proven
Pilar	808	1.50	39.0
Maria Lázara	153	1.56	7.7
Sub-total Proven	961	1.51	46.7
Probable
Pilar	724	1.72	40.0
Maria Lázara	131	1.78	7.5
Três Buracos	5,189	1.03	171.4
Sub-total Probable	6,044	1.13	218.9
Proven & Probable
Open Pit	5,189	1.03	171.4
Underground	1,816	1.61	94.2
Total Proven & Probable	7,005	1.18	265.6

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 1.53 g/t Au for Pilar, 1.20 g/t Au for Maria Lázara and 0.54 g/t Au for Três Buracos.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and an exchange rate of US$1.00 = R$3.70.
4.	A minimum mining width of 1.0 m for Pilar and 1.4 m for Maria Lázara were used.
5.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
6.	Numbers may not add due to rounding.

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RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource or Mineral Reserve estimate.

Conclusions

Based on the site visit, discussions with Leagold personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	The geological models employed by PGDM geologists are reasonably well understood and are well supported by field observations in both outcrop and drill core.

•	Sampling and assaying are adequately completed and have been carried out using industry standard quality assurance/quality control (QA/QC) practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.

•	The practices and procedures used to generate the Pilar database are acceptable to support Mineral Resource and Mineral Reserve estimation.

•	Interpretations of the geology and the three dimensional (3D) wireframes of the estimation domains appear to be reasonable.

•	With the exception of the lack of minimum thickness for interpretation, the Mineral Resource estimates have been prepared using appropriate methodology and assumptions including:
o	Treatment of high grade assays;
o	Composite length;
o	Search parameters;
o	Bulk density;
o	Interpolation;
o	Cut-off grade;
o	Classification.

•	Exploration potential exists to the north and southeast from the existing Pilar mine workings. The Maria Lázara deposit is open on strike and down dip.

Mining and Mineral Reserves

•	The underground mining methods utilized at the Pilar operations include longhole, step-room-and pillar (SRP), and sub-level open stoping. These are appropriate mining methods for the deposit.

•	The bulk of the mill feed is being sourced from the Pilar mine. The Maria Lázara mine is used to supplement the Pilar production. Mineral Reserves at Maria Lázara are scheduled to be depleted by early 2019 at which time that mine will be placed on care and maintenance.

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•	The underground workings have good ground conditions that do not require any special support to ensure stable openings.

•	The mineralized vein at the Maria Lázara deposit is relatively thin (less than 2 m). Dilution control will be essential for forecasted production grades to be realized.

•	During the first eight months of 2017, the mine call factor (MCF) at the Pilar mine was within the expected range. The reconciliation between actual results and results predicted from the various models began to deviate significantly in September 2017. This trend continued during the first five months of 2018. The deviation coincides with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone that was expected to be 1.5 m in thickness was reduced to 0.9 m. The models have been updated and modified to reflect this reduced thickness. As a result, the Pilar mine Mineral Reserve grade has been reduced by 38% from 2.58 g/t Au to 1.60 g/t Au when compared to the December 31, 2015 Mineral Reserve estimate and the Mineral Reserves have been adjusted to remove the below cut-off grade material.

•	Over the course of 2018, PGDM proposes to reduce dilution at Pilar by modifying the SRP layout. The revised layout incorporates narrower level drifts (3.5 m wide) spaced on 12.5 m centres (leaving a 9 m section of ore between level drifts). This will be extracted using longhole drills instead of the jumbos. For the remaining Mineral Reserves, it is assumed that 50% will be mined using the existing layout and 50%, using the modified layout.

•	Três Buracos is envisioned to be a conventional open pit operation including drilling, blasting, loading, and hauling ore and waste. Ore will be transported eight kilometres to the Pilar processing plant.

•	Três Buracos will be mined as a single pit. Pit benches will be six metres high, mined as a double bench with a safety berm every twelve metres.

•	Três Buracos will require access to 100 m by 300 m of additional land ownership to the east of the final pit design in order to mine the final pit. Discussions to acquire this land are underway. PGDM is confident that an agreement with the land owner can be achieved before access is required.

•	Open pit mining at Três Buracos will be conducted by contractors with oversight by PGDM personnel.

•	PGDM has prepared a LOM production schedule that contains Proven and Probable Mineral Reserves only (7.005 Mt grading 1.18 g/t Au) in order to verify the economic viability of Mineral Reserves. The Mineral Reserves are comprised of 1.816 Mt of underground ore (Pilar and Maria Lázara) and 5.189 Mt of open pit ore (Três Buracos).

•	RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice. RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which would materially affect the Mineral Reserve estimates.

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Metallurgical Testwork and Mineral Processing

•	The PGDM plant operated during 2016, 2017, and January through May 2018 with a blend of ore from the Pilar and Maria Lázara mines. The Caiamar mine was placed on care and maintenance in 2015. Metallurgical testing and plant operation have shown that the two ores are compatible and the Pilar processing plant flowsheet is appropriate for both deposits.

•	The global gold recoveries for the main ore types are:
o	Três Buracos intercalated schist (IS): 92.1%
o	Três Buracos chlorite schist (CLS): 93.9%
o	Current actual gravity gold recovery for the PGDM plant: 96.0%
o	Metallurgical testwork for the Pilar ore: 95.5%
o	Metallurgical testwork for the Maria Lázara ore: 94.9%

•	The most recent metallurgical testing program performed was for the evaluation of the Três Buracos ores. The Três Buracos ore has similar characteristics and comparable recoveries to the Pilar and Maria Lázara ores types currently being processed in the PGDM plant.

•	Gravity gold recoveries for the Três Buracos 2nd campaign IS and CLS samples obtained by PGDM during the sample preparation process using a laboratory pilot Knelson concentrator were 57.39% for IS and 52.27% for CLS with concentrate masses of 0.97% and 0.85%, respectively.

•	Laboratory gravity recoverable gold (GRG) tests were performed on a composite sample of 1st campaign Três Buracos ore and samples of 2nd campaign IS and CLS composites. The samples were ground to 80% passing 20 mesh, 70 mesh, 120 mesh, and 200 mesh. Grinding to 80% passing 120 mesh (125 µm) was selected as the operating point for gravity concentration. The results of the tests are as follows:
o	The 1st campaign composite yielded GRG of 82.51% with a concentrate mass of 1.33%.
o	The IS sample yielded GRG of 54.88% and the CLS sample yielded GRG of 64.81% with concentrate masses of 1.50% and 1.48%, respectively.
o	For comparison, GRG test results obtained for the Maria Lázara ore during metallurgical testing yielded a gold recovery of 32.2% with a concentrate mass of 1.50% at an 80% passing 125 μm particle size distribution.

•	The energy required for grinding the Três Buracos IS and CLS samples is similar to the current ore being processed in the PGDM plant. The ball mill Bond work indexes (BWi) for each of the ores are:
o	BWi of the Três Buracos 1st Campaign ore is 13.06 kWh/t
o	BWi for the Três Buracos IS sample is 12.68 kWh/t
o	BWi for the Três Buracos CLS sample is 14.11 kWh/t
o	BWi for the Pilar ore is 13.18 kWh/t
o	BWi for Maria Lázara ore is 11.99 kWh/t
o	BWi for Pilar IS during the 1st Campaign was 8.2 kWh/t
o	BWi for Pilar CLS + graphite schist (GS) during the 1st Campaign was 10.4 kWh/t
o	BWi for Maria Lázara during 1st Campaign was 10.0 kWh/t

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•	For Três Buracos ore, an initial NaCN concentration of 1,000 ppm NaCN or 530 ppm CN- is a good operating point for gold recovery with Três Buracos ore. NaCN consumptions ranged from 388 g/t to 1,173 g/t with gold recoveries ranging from 94% to 95%.

•	The use of a four to six hour pre-oxidation stage with pre-lime or with pure oxygen improved gold recovery over the use of compressed air for the Três Buracos ores.

•	A bulk Três Buracos IS sample was ground to 100% passing 125 µm and was screened, analyzed and the screen fractions leached. The highest gold grade was found in the 80% passing 125 µm fraction. The highest gold recovery was achieved in 80% passing 75 µm fraction and finer. This data indicates that the ore should be ground to 80% passing 75 µm for effective gold liberation and gold recovery.

•	The PGDM processing facilities are in very good condition and are being well maintained. The focus of work in the plant is on the reduction of operating costs through process optimization, primarily through reagent additions.

•	A full scale plant test was performed in the PGDM plant to determine the effectiveness of liquid oxygen to enhance the gold dissolution reaction kinetics, improve gold recovery, and reduce the amount of gold lost to tailings. The increase in recovery resulted in increased gold production and associated revenue to make the use of oxygen economic and justified its continued use in the plant.

•	The capacity of the Pilar processing plant is limited by the grinding circuit, which is capable of processing the Pilar ore at a rate of 165 tonnes per hour (tph), which, with an operating availability of 91%, would result in an annual production of 1,315,300 tonnes (3,600 tonnes per day (tpd)). The actual total production for 2016, 2017, and the first five months of 2018 was 1,174,584 tonnes, 1,235,351 tonnes, and 440,407 tonnes, respectively, which represents 89.3%, 93.9%, and 80.3% of the plant processing capacity, respectively.

•	The average gold recovery was 95.4% in 2016, 93.1% in 2017, and 93.9% in the first five months of 2018. The gold grade dropped during the period with average gold grades of 2.42 g/t in 2016, 1.98 g/t in 2017, and 1.67 g/t during the first five months of 2018. The effect of the gold feed grade on gold recovery was not significant.

•	The average monthly cyanide consumptions were consistent during 2017 and the first five months of 2018, ranging from 0.58 kg/t to 0.71 kg/t. Average annual cyanide consumptions were 0.65 kg/t in 2016, 0.64 kg/t in 2017, and 0.62 kg/t for the first five months of 2018.

•	The average monthly grinding media consumptions were consistent during 2017 and the first five months of 2018 ranging from 0.82 kg/t to 1.18 kg/t. Average annual grinding media consumptions were 1.04 kg/t in 2016, 1.01 kg/t in 2017 and 0.92 kg/t for the first five months of 2018.

•	The average process plant unit operating costs in 2016, 2017, and January to May 2018 were US$15.11/t, US$15.30/t, and US$14.95/t, respectively.

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Environmental Aspects

•	Pilar has been operating since 2013 and all relevant permits are in place. Permits must be renewed on a periodic basis. Applications to renew permits nearing expiration have been submitted to the responsible regulatory agencies and approvals are pending. There are no identified environmental liabilities associated with the property.

•	The Pilar mine tailings are expected to be mostly non-acid forming (NAF) with higher arsenic content. No information was made available for the Maria Lázara mine tailings. Pilar ore continues to be processed along with ore from the Maria Lázara mine and their respective tailings are co-deposited in the same Tailings Storage Facility (TSF).

•	Although sub-aqueous disposal of the tailings is the most geochemically secure option, and is likely to minimize dissolved arsenic in the TSF and process water circuit, the current tailings are NAF and future potentially acid forming (PAF) tailings are expected to have a significant lag period. This suggests that sub-aerial disposal on beaches should not significantly impact water chemistry and will have benefits for consolidation and increased density to maximize the storage volume within the TSF.

•	A study of more than 400 waste rock samples from the Pilar mine and the Caiamar mine concluded that 91% of samples are NAF and just 9% are PAF. No information was made available for waste rock from the Maria Lázara mine. A continuous program for acid rock discharge (ARD) characterization is in place and the PGDM laboratory personnel are trained to do these analyses.

Social Aspects

•	No significant issues with the local communities have been identified during the operation of the Pilar mine and associated operations at the Maria Lázara mine.

•	All the archaeological requirements requested by the government agency in all the stages of the permitting process were accomplished and properly documented. There are currently no pending issues regarding archaeology in or near the Pilar operations.

Capital and Operating Costs

•	The Pilar LOM plan sustaining and closure capital costs are estimated to total US$31.87 million and are based on a BRL/USD exchange rate of 3.7.

•	Total operating costs for the Pilar LOM plan are estimated to be US$207.4 million, which averages US$29.61/t milled.

Recommendations

RPA has the following recommendations:

Geology and Mineral Resources

•	Increase the sample size to whole core in areas of infill drilling.

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•	Undertake a detailed investigation into the cause of the high variability of pulp duplicates submitted to the Pilar mine laboratory.

•	Analyze the results of duplicate sample pairs (field and pulp) separately by type (channel versus drill hole) as well as by laboratory.

•	Request density determinations on selected representative samples sent for assay by an independent laboratory to monitor the quality of the on-site water immersion measurements.

•	Set the number of field duplicates to one per hundred samples. It is important that a number of the field duplicates be chosen from material that is above the cut-off grade.

•	Construct mineralization wireframes using a minimum thickness and incorporate any necessary dilution to allow appropriate mining dimensions and potentially economic extraction.

•	Perform additional wireframe validation in plan view to reduce mis-snaps of the wireframes to adjacent veins or splays, and to prevent the formation of wireframe pinch-outs where local deviations in continuity are present.

•	Reduce all search ellipse sizes in future estimates where applicable. Consider limiting the dimensions of the initial interpolation pass to less than 80% of the modelled variogram range, and limiting the dimensions of all interpolation passes to no more than double the modelled variogram range for each mineralization zone.

•	Decrease drill hole spacing at Maria Lázara sufficiently to facilitate the construction of reliable variogram models within, at minimum, ML2, ML2A, ML3, and ML3A.

•	Where mineralized solids are based on only one hole, continue excluding their tonnages from the Mineral Resource.

•	Consolidate and convert the various Microsoft Access drill, sample, and QC databases to a single robust SQL database solution.

Mining and Mineral Reserves

•	RPA recommends that PGDM continue with the mine design and economic evaluation activities needed to convert Mineral Resources to Mineral Reserves.

•	High dilution at the Pilar mine continues to have a major impact on mill feed and Mineral Reserve grades. RPA recommends that PGDM continue efforts to modify the mining layouts and to explore other approaches which could result in reduced overall dilution.

•	RPA recommends that PGDM should continue its review of alternatives for waste dump location in order to improve mining cost and productivity for the Três Buracos open pit deposit.

Metallurgical Testwork and Mineral Processing

•	Metallurgical testing, similar to the program performed to characterize the Três Buracos ore, including comminution, gravity separation, leach testing, and solid liquid separation, should be performed on any new deposits or ore types identified.

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•	Work on optimization of the plant should be continued to reduce costs.

Environmental Aspects

•	Provided the integrity of the high-density polyethylene liner persists and sufficient freeboard is maintained within the TSF to prevent overflow discharge, sub-aerial disposal of the tailings should be feasible from an ARD perspective, however, this may result in higher dissolved arsenic in the TSF. To implement this strategy, a focused monitoring program is recommended with an action plan to effectively implement sub-aqueous deposition, if necessary.

•	Due to segregation of sulphur and acid neutralizing capacity (ANC) on the tailings beaches, it is likely that potential low pH “hot spots” (i.e., PAF with only a short lag) could occur where ANC is depleted. If beaches containing hot spots remain inactive for an extended period, acid generation will occur and could significantly impact water quality.

•	To minimize the likelihood of low pH “hot spots” developing on the tailings beaches, the discharge spigots should be managed to ensure the beaches are covered with fresh tailings within the lag time.

•	In addition, to ensure that the pH of the ponded water within the TSF remains near neutral, it is recommended that a level of protective alkalinity be maintained in the water circuit to neutralize any acid input from the beaches and prevent low pH and high metals concentrations from entering the process water circuit. The target alkalinity should not be less than 30 mg CaCO3/L. This will be revised as routine monitoring data become available.

•	A continuous program for waste rock ARD characterization is in place and the PGDM laboratory personnel are trained to do these analyses. This characterization work should be continued as the newer Maria Lázara ore types are mined.

Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Equinox Gold is a producing issuer, PGDM is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of PGDM using the estimates presented in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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Technical Summary

Property Description and Location

The Pilar operations are located in the state of Goiás in the central region of Brazil, at approximately 14°47’05’’S and 49°34’44”W coordinates and UTM coordinates 652,500 E, 8,366,000 N. The property lies between the municipalities of Crixás and Itapací and hosts four deposits: Pilar, Três Buracos, Maria Lázara, and Caiamar.

The Pilar property is divided into 12 exploration permits covering an area totalling 9,931 ha and five mining concessions covering an area of 3,807 ha. All claims and concessions are held under the name of Pilar de Goiás Desenvolvimento Mineral S.A., an indirect wholly-owned subsidiary of Equinox Gold.

The Pilar operations claims cover several farms. Agreements have been signed with the land owners to allow the current mining and exploration activities.

RPA is not aware of any environmental liabilities on the property. PGDM has all required permits to conduct work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

Existing Infrastructure

The Pilar mine includes underground workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure includes:

•	Mine workings and equipment

•	A 3,500 tpd processing plant

•	11 MW power available from Itapací Power station

•	Water sourced from the Vermelho River (2014 average usage of 92 m3/h with full capacity at 124 m3/h)

•	A tailings storage facility

•	Other buildings and supporting facilities including workshops, storeroom, fuelling station, offices, dry facilities, cafeteria, medical clinic, and laboratory

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The Maria Lázara mine has its power supplied by diesel generators. Water is sourced locally under an agreement from a landowner.

The Caiamar mine operated as an underground mine and the ore produced was processed at the Pilar processing plant, located 42 km from the mine. The mine was placed on care and maintenance in October 2015. The remaining infrastructure at the Caiamar mine includes:

•	Mine workings and equipment

•	Water sourced from local sources

•	Waste storage

•	Other buildings and supporting facilities including workshops, storeroom, fuelling station, offices, and dry facilities

History

Pilar Mine

The region of Pilar de Goiás has a long history of gold exploration and mining beginning in the first half of the 18th century. “Garimpeiros” (artisanal miners) occupied the area from the 1740s to 1820s and have been active in the area until recently.

Mineradora Montita Ltda. (Montita) carried out exploration work from 1972 to 1981. In 1981, Mineración Colorado Ltda. (Colorado), part of the Utah Mines Group, signed an agreement with Montita and began an exploration program in the area, which lasted until the end of 1982. Colorado was acquired by Mineração Marex Ltda. (Marex), a subsidiary of Broken Hill Pty (BHP). Marex attempted to implement a legal procedure to eradicate the garimpeiro activities for two years without success and left the Project area in 1984.

In 1989, Montita signed a joint venture agreement with Mineradora Serra do Sul, owned by Canadian International Nickel Company (INCO), and together they formed the Companhia Nacional de Mineração. The existing exploration information was revalidated and three zones were targeted for further work: Jordino, Ogó (both located within the Pilar deposit), and Três Buracos. In early 1995, Montita drilled a total of 10,000 m in the area, with only 5,000 m of drilling targeted at gold prospects.

In 2006, Yamana Gold Inc. (Yamana) reached an agreement with Montita to explore the area for three years and, at the end of this exploration period, Yamana decided to buy the Project outright. From August 2006 onwards, Yamana focused on geological field mapping, reinterpretation of existing maps, regional sampling, and detailed sampling in the areas with anomalies followed by drilling at the main targets (Pilar and Três Buracos).

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In October 2009, an exploration ramp was initiated to support a Feasibility Study. The ramp was finished in December 2009. The underground exploration program targeted the top of the HG3 zone within the Pilar deposit and was completed in May 2010. Mine development subsequently began later in 2010. Mill production began in June 2013 and the first gold pour was in July 2013. Commercial production was attained in October 2014.

Maria LÁzara Mine

The Maria Lázara deposit was probably first discovered in 1641. The Portuguese explorers arrived in the region at the beginning of the 18th century and began mining the alluvial deposits along the Carroça River.

In 1962, Montita commenced exploration work in the region with chip sampling, geological mapping, trenching, and rotary air blast drilling.

In June 2006, under an agreement with Montita, Yamana completed three exploratory drill holes in the Maria Lázara deposit with positive results. Exploration work was restarted in 2010 with detailed geological mapping and database integration. The drilling campaign was restarted in October 2011 and has continued into 2018.

Construction of an exploration ramp was started in March 2014 with mapping, channel sampling, and underground drilling commencing from November 2014 onwards. Underground production commenced in August 2015. Production is scheduled to be completed in 2019 at which time the mine will be placed in a care and maintenance state.

Geology and Mineralization

The Pilar, Guarinos, and Crixás Greenstone Belts are part of the Goiás Massif. The Pilar property covers the Guarinos and Pilar Greenstone Belts and a portion of the Moquém gneissic complex.

The Guarinos Greenstone Belt is represented by a succession of basic rocks, mostly basalt and amphibolite, and by meta-sedimentary layers, related to inter-flow sedimentary events. Chlorite-quartz-garnet-schist is also present. The main structure is the Carroça Shear Zone, a reverse-dextral major shear zone, parallel to the main regional foliation with several kilometres of strike length. The shear has a mylonitic fabric and an associated 400 m wide hydrothermal alteration zone. Gold mineralization at the Caiamar and Maria Lázara mines is related to this structure.

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The Pilar Greenstone Belt is composed of a thick sequence of ultramafic and mafic flows, sedimentary rocks, and felsic volcanic rocks. The Pilar and Três Buracos deposits are in this belt along the main trend near the Moquém Complex contact. Mafic-ultramafic rocks are represented by basalt and komatiitic flows. The sedimentary sequence contains graphite schist, greywacke, and argillite, while the felsic volcanic rocks are acid tuffs and felsic flows. Gold mineralization is mainly concentrated in the graphite schist but also occurs within the greywacke layers.

Gold mineralization at the Pilar and Guarinos Greenstone Belts is typical of orogenic gold deposition. The mineralization is related to, and controlled by, major faults and shear zones. At the Pilar mine, these structures are mainly low angle thrust faults and at Guarinos, they are mainly high angle transpressional structures, both probably related to the main basin closure event in the final stages of Archean-Paleoproterozoic deformation.

Strong silicification and sulphidation are the main forms of hydrothermal alteration. Host rocks are always well silicified and contain shear-related quartz veins. Arsenopyrite is the main sulphide related to the gold mineralization, while pyrite, and minor chalcopyrite, and pyrrhotite are also present. Gold is present both as free grains in clusters related to quartz veining, and in association with arsenopyrite and other sulphides.

Gold mineralization at the Pilar mine occurs in three levels, with each level containing a high grade core surrounded by a lower grade halo. Diamond drilling has outlined an area of gold mineralization with a strike length of 3.3 km, a width of 2.6 km, and a thickness between 10 m and 30 m.

Mineralization at the Maria Lázara mine is hosted by silicified biotite-chlorite-sericite schists and with quartz veins concordant with main foliation. Diamond drilling has outlined an area of gold mineralization with a strike length of 3.6 km, a width of 720 m, and an average thickness of 10 m.

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Gold mineralization at the Caiamar mine occurs in four parallel zones and on a set of small shoot-like structures related to a transpressional shear zone. The most significant gold mineralization at the Caiamar mine occurs in zones A1 and A2 associated with intense hydrothermal alteration. Diamond drilling has outlined zones of steeply plunging gold mineralization within an area with a strike length of approximately 1.4 km, a vertical extent measuring 600 m, and thicknesses ranging from one metre to 20 m.

Exploration Status

To date, a total of 1,513 drill holes for approximately 360,000 m have been completed at the Pilar properties. This total excludes the drilling completed at Caiamar as the deposit has been mined out.

Mineral Resources

RPA reviewed and validated the Mineral Reserve and Mineral Resource estimates of the Pilar operations as received from Leagold. The report describes the validated models and estimates as found acceptable by RPA. In general, RPA found that values and compilations of gold grades were accurately recorded and calculated. Interpretation of the geology and three dimensional wireframes of the estimation domains are generally reasonable. RPA, however, notes that a minimum thickness was not applied to the mineralized structures in the estimation of Mineral Resources, and recommends that it be applied in future estimates.

The methodology of estimating Mineral Resources by PGDM staff includes:

•	Statistical analysis and variography of gold values in the assay database.

•	Geological and mineralized envelope models for the Pilar, Três Buracos, and Maria Lázara deposits, developed on Leapfrog Geo software.

•	Construction of a block model using Datamine Studio 3 or Vulcan software.

•	Grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2) methods.

The Caiamar mine was placed on care and maintenance in October 2015 and so is not included in the Mineral Resource estimate.

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Mineral Reserves

The Proven and Probable Mineral Reserves for the Pilar operations total 7.005 Mt at an average grade of 1.18 g/t Au containing 265,600 ounces of gold. These Mineral Reserves are a combination of the Pilar and Maria Lázara underground operations and the Três Buracos deposit. The Mineral Reserves are generated based upon the mine designs applied to the Mineral Resource model. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves.

Wireframes are also created for the mined volumes by the PGDM mine survey personnel. The resource models are constrained by stope and development void spaces in the underground mines.

Mining Method

The Pilar complex comprises two underground mining operations. The bulk of the mill feed is produced from the Pilar mine. The Maria Lázara satellite deposit currently supplements the Pilar mine production. At the Maria Lázara mine, ore is extracted using traditional longhole sub-level open stoping. The Pilar mine utilizes a custom step-room-and-pillar (SRP) mining method for approximately 80% of its production. This is supplemented by traditional longhole stoping.

Trial mining was initiated at the Pilar mine in late 2012. Stope mining began in June 2013 and commercial production was attained in October 2014. The Maria Lázara mine has been in operation since August 2015.

The Pilar mine was originally designed as a longhole mining operation. After trial mining in late 2012, it became apparent that the longhole method selected in the 2010 Feasibility Study would not be capable of meeting the projected production rate, at that time, of 3,000 tpd.

In early 2013, Yamana converted a portion of the mining to SRP using the large mobile equipment that had been purchased for longhole development. The initial trials demonstrated that SRP could be successfully used but, due to the need to split blast the ore and waste, the method could not produce the quantity of ore required except at very high dilution rates.

In order to reduce the stope heights and lower dilution to acceptable levels, the decision was made in 2013 to purchase low profile (LP) equipment more suited to the narrow thickness of the deposit. This equipment was received in early 2014. In early 2014, the SRP method began using the LP equipment only and dilution was significantly reduced, however, stopes could not be mined at a rapid enough pace to meet production targets.

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In late 2014, the design of the SRP method was again modified to incorporate the use of both standard and LP equipment by widening strike drives from 3.5 m to 7 m. This revised method has been in use since early 2015 and continues to be optimized.

In late 2017, mine production grades decreased significantly from the historical averages experienced since the introduction of the SRP method. This trend has continued into early 2018. The deviation coincided with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone expected to be 1.5 m in thickness was reduced to 0.9 m. PGDM is in the process of attempting to mitigate the dilution impacts of the reduced ore zone thickness by modifying the SRP layout.

The orebody (averaging approximately one metre thick) is currently not capable of producing 3,000 tpd by itself, which is why satellite deposits (such as Maria Lázara and Três Buracos) are required to supplement the Pilar mine production.

The Maria Lázara mine is located approximately 15 km from the Pilar processing plant. At the Maria Lázara mine, sub-level longhole open stoping is used to extract ore. Each mining panel consists of a main lower level and two sub-levels, accessed with 4.0 m wide by 4.5 m high drives. The vertical distance between the roof of the main level and the floor of the first sub-level is 15 m. The same vertical distance of 15 m applies between the roof of the first sub-level and the floor of the second sub-level. The vertical distance between the roof of the second sub-level and the bottom of the upper sill pillar is 11 m. The total vertical height of each mining panel between sill pillars is 54.5 m.

Mineral Processing

RPA found the processing facilities at the Pilar mine to be in very good condition as the plant is only five years old. The processing facilities were started up in June 2013, with the first pour in July 2013. Commercial production was officially reached in October 2014. The plant was designed to process 3,500 tpd from the underground mines at Pilar. The target production from the mines is approximately 3,000 tpd for a total of up to 1,450,000 tonnes per year (tpa).

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The overall process flowsheet consists of the following unit processes:

•	Primary jaw crushing;
•	Semi-autogenous grinding (SAG) mill feed bin;
•	Single stage SAG mill grinding;
•	Pebble crushing;
•	Gravity concentration using centrifugal concentrators; treating the underflow the grinding cyclones;
•	Intensive cyanide leaching of the gravity concentrate using Acacia reactor;
•	Grinding circuit thickening producing a leach feed of 55% solids;
•	Cyanide leaching using six tanks in series;
•	Carbon in pulp (CIP) gold recovery using eight tanks in series;
•	Cyanide detoxification using sodium metabisulphite in five tanks in series;
•	Anglo American Research Laboratory (AARL) stripping of the carbon;
•	Electrowinning of the carbon eluent and gravity concentrate leach solution; and
•	Casting of gold bars in an induction furnace.

The capacity of the Pilar processing plant is limited by the grinding circuit, which is capable of processing the Pilar mine ore at a rate of 165 tonnes per hour (tph), which, with an operating availability of 91%, would result in an annual production of 1,315,300 tonnes. The actual total production for 2016 was 1,174,584 tonnes; for 2017, 1,235,351 tonnes; and for January to May 2018, 440,407 tonnes, which represents 89.3%, 93.9%, and 80.3% of capacity respectively. Mill production was consistently higher than budgeted until November 2017, when both mine and mill production dropped from 110,000 tonne per month to 90,000 tonne per month. Production rates for both the mine and mill were back to the target range in May 2018. The target ore blend is 75% Pilar and 25% Maria Lázara ore.

The average gold recovery was 95.4% in 2016, 93.1% in 2017, and 93.9% in the first five months of 2018. The gold grade dropped during the period with average gold grades of 2.42 g/t in 2016, 1.98 g/t in 2017, and 1.67 g/t during the first five months of 2018. The effect of the gold feed grade on gold recovery was not significant.

Process optimization has been a priority since plant start-up. Reagent consumptions and especially cyanide consumption has been a major focus. The cyanide consumption was consistent during the period, ranging from 0.58 kg/t to 0.71 kg/t. Grinding media consumption was consistent during the period except for the anomalously high consumption in January 2017.

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The average unit operating costs were US$15.11/t in 2016, US$15.30/t in 2017, and US$14.95/t in the first five months of 2018.

Market Studies

Gold is the principal commodity at Pilar and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Environmental, Permitting, and Social Considerations

An Environmental Impact Study (EIS) and an Environmental Impact Report (RIMA) were prepared for the Pilar mine in 2009 in order to meet government requirements. The environmental impacts of the Project, such as noise level, alteration of the morphology, increase of dust levels, surface and groundwater quality, deforestation, aquifer lowering, social expectation and changes, etc., have been assessed and appropriate mitigation measures have been presented in the EIS which was approved by the State.

The Pilar complex has been operating since 2013 and all relevant permits have been in place for this period. There are no identified environmental liabilities associated with the property.

A series of programs such as Open Doors, partnership seminars, environmental education programs, and lectures have been put in place in the schools and communities around the Project area. No significant issues with the local communities have been identified during the five years of operation of the Pilar mine and associated operations at Maria Lázara.

Capital and Operating Cost Estimates

Between January 2015 and May 2018, actual sustaining capital cost for the Pilar operations totalled US$29.6 million as presented in Table 1-3. The average BRL/USD exchange rate for the period was 3.34.

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Table 1-3 Actual Sustaining Capital Costs - 2015 to May 2018

Pilar Operations

Description	2015 (US$M)	2016 (US$M)	2017 (US$M)	2018 (Jan-May) (US$M)	Total (US$M)
Buildings & Infrastructure	2.925	0.727	0.040	0.422	3.653
Machinery & Equipment	0.830	2.809	2.320	0.130	3.639
Mine Development	7.930	14.396	12.387	4.592	22.326
Total	11.685	17.933	14.747	5.143	29.618

The Pilar LOM plan sustaining and closure capital costs are estimated to total US$31.9 million as shown in Table 1-4. These costs are based on an exchange rate of US$1.00 = R$3.70.

Table 1-4 Projected Sustaining Capital Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	2023 and Beyond (US$M)	Total (US$M)
Buildings & Infrastructure	0.00	0.47	0.31	0.01	0.07	0.00	0.85
Machinery & Equipment	0.00	0.10	0.40	0.06	0.00	0.00	0.56
Mine Development	2.80	2.37	2.28	0.00	0.00	0.00	7.45
Tailings Dam	0.00	2.76	1.68	0.00	2.59	0.00	7.03
Sustaining - Other	0.00	0.47	0.24	0.39	0.00	0.00	1.09
Três Buracos Open Pit	0.00	0.00	0.00	1.98	0.27	0.00	2.26
Total Sustaining	2.80	6.16	4.90	2.45	2.94	0.00	19.25
Closure & Reclamation	0.00	0.04	0.07	0.04	0.00	12.47	12.62
Total	2.80	6.20	4.97	2.49	2.94	12.47	31.87

Expansionary Capital (3 Buracos)	0.00	2.80	7.42	0.00	0.00	0.00	10.22

Actual operating costs for 2015, 2016, 2017, and 2018 are presented in Table 1-5. The 2018 figures encompass costs for the first five months of the year only. Unit operating costs for the period averaged $43.99/t milled including mining, milling, and general and administration (G&A) costs, as presented in Table 1-6. The average BRL/USD exchange rate for the period averaged 3.34.

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Table 1-5 Actual Operating Costs - 2015 to May 2018

Pilar Operations

Activity	2015 (US$M)	2016 (US$M)	2017 (US$M)	2018 (Jan-May) (US$M)	Total (US$M)
Mining	30.579	26.521	34.428	10.644	91.529
Milling	14.374	17.753	18.905	6.583	51.032
G&A	5.986	5.302	2.076	2.032	13.364
Total	50.940	49.576	55.409	19.259	155.925

Table 1-6 Actual Unit Operating Costs - 2015 to May 2018

Pilar Operations

Activity	2015 (US$/t Milled)	2016 (US$/t Milled)	2017 (US$/t Milled)	2018 (Jan-May) (US$/t Milled)	Total (US$/t Milled)
Mining	26.95	22.58	27.87	24.17	25.82
Milling	12.67	15.11	15.30	14.95	14.40
G&A	5.28	4.51	1.68	4.61	3.77
Total	44.89	42.21	44.85	43.73	43.99

Exchange BRL/USD	3.33	3.49	3.19	3.38	3.34

The Pilar operations are scheduled to extract 7.005 Mt of ore from the various deposits during the LOM plan period of June 2018 to 2025. Included are 1.53 Mt of ore from the Pilar mine, 284,000 tonnes of ore from the Maria Lázara mine, and 5.19 Mt of ore from the Três Buracos open pit. A total of 7.005 Mt is scheduled to be processed in the mill.

As detailed in Table 1-7, total operating costs for the LOM plan (2018 to 2022) are estimated to total US$207.4 million.

Table 1-7 Projected Total Operating Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	2023 (US$M)	2024 (US$M)	2025 (US$M)	Total (US$M)
OP Mining	0.0	0.0	7.9	10.8	11.7	11.4	9.5	1.0	52.3
UG Mining	18.4	19.6	11.8	2.9	0.0	0.0	0.0	0.0	52.7
Milling	5.7	6.8	11.0	10.4	11.0	11.0	10.5	3.1	69.4
G&A	2.8	4.8	4.8	4.8	4.8	4.8	4.8	1.4	33.0
Total	26.9	31.1	35.4	28.9	27.5	27.2	24.8	5.5	207.4

Projected unit operating costs for this mill feed are shown in Table 1-8. Projected unit operating costs are based on a BRL/USD exchange rate of 3.7.

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Table 1-8 Projected Unit Operating Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$/t Milled)	2019 (US$/t Milled)	2020 (US$/t Milled)	2021 (US$/t Milled)	2022 (US$/t Milled)	2023 (US$/t Milled)	2024 (US$/t Milled)	2025 (US$/t Milled)	Total (US$/t Milled)
Mining - Pilar	29.55	29.04	29.14	28.73					29.23
Mining - Maria Lázara	28.00	28.00							28.00
Mining - Três Buracos			11.51	11.52	10.64	10.36	9.02	3.24	10.08
Total Mining	29.00	29.04	17.98	13.19	10.64	10.36	9.02	3.24	14.99
Processing	9.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	9.91
G&A	4.41	7.11	4.38	4.62	4.36	4.36	4.56	4.53	4.71
Total	42.41	46.16	32.37	27.81	25.00	24.73	23.58	17.77	29.61

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2 Introduction

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating mines in Brazil: Pilar de Goiás Desenvolvimento Mineral Mine (Pilar mine, Pilar operations, or the Project), Fazenda Brasileiro Desenvolvimento Mineral Mine, and Riacho dos Machados mines, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Pilar mining operations located in Goiás State, Brazil. The purpose of this report is to support the disclosure of the updated Mineral Resource and Mineral Reserve estimates prepared by Project staff for the Pilar operations as of May 31, 2018 and reviewed by RPA.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and the NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report has been readdressed to Equinox Gold. The effective date of the technical information in this report is May 31, 2018. As of the date of this readdressed Technical Report, Equinox Gold has advised that the exploration permits and mining concessions are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. The proposed start-up of Três Buracos deposit as shown on the schedule in Section 16 has been delayed from 2020 to early in 2021.

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the Project in June 2018.

The Pilar mine is held by Pilar de Goiás Desenvolvimento Mineral S.A. (PGDM), an indirect wholly-owned Brazilian subsidiary of Leagold, now Equinox Gold.

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The Pilar operations include the Pilar mine, Maria Lázara mine, Maria Lázara SE deposit, Três Buracos deposit, and the past-producing Caiamar mine, all located in Goiás State, Brazil. Underground mining is currently taking place at the Pilar and Maria Lázara mines.

The bulk of current production is from the Pilar mine, however, additional ore is obtained from the Maria Lázara mine and was obtained from the Caiamar mine until it was closed in October 2015. Mining is by step-room-and-pillar, sub-level open stoping and longhole stoping.

Sources of Information

The site visit to the Pilar operations was carried out by Hugo Miranda, MBA, ChMC (RM), RPA Principal Mining Engineer, and Mark Mathisen, C.P.G., RPA Principal Geologist, on June 19 and 20, 2018. Robert Michaud, P.Eng., Associate Principal Mining Engineer, and Andrew P. Hampton, P.Eng., Associate Principal Metallurgist, visited the site on March 18 and 19, 2015.

RPA held discussions with the following personnel:

•	Roberto Cobra - Geologist
•	Gabriel Santana - Geologist
•	Raphael Maracajas - Mine Plan Manager
•	Gabriel Portilla - Geology Coordinator
•	Jorge Fernandes - Corporate Resource Manager
•	Hugo Andrade - Mine Planning and Geology Manager
•	Alan Chavez - PCP Supervisor (Plan and Production Control)
•	Diego Wanderley - Mine Planning Engineer
•	Alexandro Oliveira - Environmental Manager
•	Luri Mascarennas - Process Coordinator

Messrs. Miranda, Geusebroek, Mathisen, Michaud, and Hampton are the Qualified Persons taking responsibility for this Technical Report. Mr. Miranda is responsible for the overall preparation of the Technical Report and in particular for Sections 2, 3, 16 (Três Buracos), and 24 and related disclosure in Sections 1, 25, 26, and 27. Mr. Mathisen is responsible for Sections 4 to 9, 23, and related disclosure in Sections 1, 25, 26, and 27. Mr. Geusebroek and Mr. Mathisen share responsibility for Sections 10, 11, 12, and 14 and related disclosure in Sections 1, 25, 26, and 27. Mr. Michaud is responsible for Sections 15, 16 (Pilar and Maria Lázara), 19, 21, and 22 and related disclosure in Sections 1, 25, 26, and 27. Mr. Hampton is responsible for Sections 13, 17, 18, and 20 and related disclosure in Sections 1, 25, 26, and 27.

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The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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List of Abbreviations

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grains per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short tons per year
Hz	hertz	stpd	short tons per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 Reliance on Other Experts

This report has been prepared by RPA for Leagold and readdressed to Equinox Gold. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report, and

•	Assumptions, conditions, and qualifications as set forth in this report.

For the purpose of this report, RPA has relied on ownership information provided by PGDM and Leagold, now Equinox Gold. RPA has not researched property title or mineral rights for the Pilar operations and expresses no opinion as to the ownership status of the property.

RPA has relied on PGDM and Equinox Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Pilar operations.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 Property Description and Location

Property Location

The Pilar operations are located in the state of Goiás in the central region of Brazil, between the municipalities of Crixás and Itapací, and approximately 320 km northwest of the federal capital of Brasilia as shown in Figure 4-1. Topographic coordinates are 14°47’05’ south latitude and 49°34’44” west longitude (UTM coordinates 652500 E, 8366000 N).

Mineral and Surface Rights in Brazil

Exploration and exploitation of mineral deposits in Brazil are defined and regulated in the 1967 Mining Code and overseen by the Departamento Nacional de Produção Mineral (the DNPM). There are two main legal regimes under the Mining Code regulating Exploration and Mining in Brazil: Exploration Permit (“Autorização de Pesquisa”) and Mining Concession (“Concessão de Lavra”).

Applications for an Exploration Permit (EP) are made to the DNPM and are available to any company incorporated under Brazilian law and maintaining a main office and administration in Brazil. EPs are granted following submission of required documentation by a legally qualified Geologist or Mining Engineer, including an exploration plan and evidence of funds or financing for the investment forecast in the exploration plan. An annual fee per hectare, ranging from US$0.89 to US$1.35, is paid by the holder of the EP to the DNPM, and reports of exploration work performed must be submitted. During the period when a formal EP application has been submitted by a company for an area, but not yet granted, exploration works are permitted, with the exception of drilling. In this document, these areas are referred to as Exploration Claims.

EPs are valid for a maximum of three years, with a maximum extension equal to the initial period, issued at the discretion of the DNPM. The annual fee per hectare increases by 50% during the extension period. After submission of a Final Exploration Report, the EP holder may request a mining concession. Mining concessions are granted by the Brazilian Ministry of Mines and Energy, are renewable annually, and have no set expiry date. The concessions remain in good standing subject to submission of annual production reports and payments of royalties to the federal government.

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Areas where the maximum extension of an EP has been reached, and a positive Final Exploration Report and mining concession request has not been submitted by the company, are designated with a status of ‘Available’. Following expiry, the DNPM will receive EP applications from the public, including the first owner, for a period of 60 days. In the event where PGDM is re-applying for these claims, the areas are referred to as ”Re-Application for Exploration Permit in Process”. If any valid, external EP applications are submitted during this period in addition to PGDM’s application, the DNPM will review, with consideration of the work completed, and decide to whom they will issue the permit. Before a decision is reached, claim status is set to ‘In Dispute’.

Surface rights can be applied for if the land is not owned by a third party. The owner of an EP is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party landowners and the owner accepts all environmental liabilities resulting from the exploration work.

Land Tenure

The Pilar property is divided into 12 EPs, covering an area totalling 9,931 ha, and five mining concessions (three of which are in various stages of application), covering an area of 3,807 ha (Figure 4-2). The exploration permits are listed in Table 4-1, and the mining concessions in Table 4-2 reflect their status as of May 2018. All claims and concessions are held under the name of Pilar de Goiás Desenvolvimento Mineral S.A., an indirect wholly-owned subsidiary of Equinox Gold.

In Brazil, property boundaries are filed electronically with the DNPM, rather than physically marked. The property is covered by exploration permits granted by the DNPM. The exploration permits, covering a maximum area of 2,000 ha for gold properties, may be initially granted for three years, and are renewable for no longer than an additional three years. An annual tax based on the size of the area and the term of the licence must be paid to maintain the exploration lease in good standing. At the end of the three year period, the licence holder must submit a report to the DNPM detailing the results of all exploration activities and a preliminary assessment of the economic and technical viability of any deposits found. The licence holder may then apply to the DNPM for a mining concession within a one year time frame, along with the required environmental licences.

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The Pilar operations claims cover several farms. Agreements have been signed with the land owners to allow the current mining and exploration activities.

Table 4-1 Exploration Permit List
Pilar Operations

Claim	DNPM Number	Area (ha)	Application Date	Expire Date	Renewal Application	Renewal Approval	Exploration Permit Expire Date (Renew)
1	860.209/15	815	03/03/2015	28/08/2018	21/06/2018	17/08/2018	17/08/2021
2	861.020/15	1,661	14/09/2015	26/10/2018	09/08/2018	18/09/2018	18/09/2021
3	861.351/12	1,102	03/07/2012	19/11/2018	10/09/2018	19/11/2018	19/11/2021
4	861.274/15	993	05/11/2015	20/01/2019	20/11/2018		DNPM analysis
5	860.455/16	253	10/05/2016	31/01/2019	26/11/2018		DNPM analysis
6	861.352/12	580	03/07/2012	04/02/2019
7	860.140/16	1,044	22/02/2016	23/03/2019
8	860.138/16	1,848	22/02/2016	20/04/2019
9	860.135/16	301	22/02/2016	14/09/2019
10	860.139/16	669	22/02/2016	14/09/2019
11	860.824/16	348	29/07/2016	24/03/2020
12	861.304/16	317	01/11/2016	30/03/2020
Subtotal		9,931		12

Note. As of the date of this readdressed report, Equinox Gold has advised that all exploration permits are in good standing.

Table 4-2 Mining Concession List
Pilar Operations

Concession	DNPM Number	Area (ha)	Concession Number	Property
1	860.406/04	927	193	Pilar
2	860.914/84	757	18	Caiamar
3	861.703/84	793	33	Caiamar
4	861.162/09	617	278	Maria Lázara
5	861.846/05	713	Pending Approval	Três Buracos
Total	5	3,807

Royalties

The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government with 65% payable to the local municipalities, 23% paid to the Goiás state government, and the remaining 12% paid to the federal government.

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Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. Pilar operations own most of the surface rights over planned production areas, however, there are a few small parcels of land for which this royalty applies. At the Pilar mine, the small amount of surface owned by a third party is subject to a 0.75% gross revenue royalty which is expected to amount to approximately $40,000 per year for the next three years. At the Maria Lázara mine, surface rights owned by third parties are subject to a 0.5% gross revenue royalty which is expected to amount to approximately $104,000 over the mine life. At the Caiamar mine, there is a royalty payment that comes into effect once production reaches 40,000 ounces per year at a grade of at least 5.99 g/t Au. The royalty escalates based on the grade of gold and reaches a maximum of US$45/oz Au produced at a grade of 11 g/t or better. Only 16,545 ounces have been produced to date from the Caiamar mine and the mine was put on care and maintenance in October 2015. A royalty of US$1.00/oz of gold produced once production reaches 1,000,000 ounces and US$0.50/oz of gold once production reaches 2,000,000 ounces is payable to a private individual.

Other than the usual environmental requirements associated with a mining and milling operation, RPA is not aware of any environmental liabilities on the property. PGDM has all required permits to conduct work on the property.

RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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Figure 4-1 Location Map

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
PILAR OPERATIONS
BRAZIL
VENEZUELA
GUYANA
SURINAME
French Guiana (FRANCE)
COLOMBIA
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
GOIÁS
Brasilia
Goiania
Caracas
Port-of-Spain
Georgetown
Paramaribo
Cayenne
Bogota
Manaus
Belem
Macapa
Sao Luis
Fortaleza
Natal
Joao Pessoa
Recife
Maceio
Aracaju
Salvador
Palmas
Teresina
Porto Velho
Rio Branco
Cuiaba
Campo Grande
Belo Horizonte
Vitoria
Rio de Janeiro
Sao Paulo
Curitiba
Florianopolis
Porto Alegre
La Paz
Asuncion
Buenos Aires
Montevideo
Santiago
Boa Vista
AMAZONAS
PARA
MATO GROSSO
MATO GROSSO DO SUL
TOCANTINS
BAHIA
MINAS GERAIS
MARANHAO
PIAUI
CEARA
RONDONIA
ACRE
AMAPA
SANTA CATARINA
RIO GRANDE DO SUL
PARANA
SAO PAULO
ESPIRITO SANTO
DISTRITO FEDERAL
0 200 400 Kilometres
0 200 400 Miles
N
70° 60° 50° 40°
10° 0° 10° 20° 30°

Figure 4-1

Pilar Operations
Goiás State, Brazil
Location Map

The islands of Trinidade, Martin Vaz, Arquipelago de Fernando de Noronha, Atol das Rocas, and Penedos de Sao Pedro e Sao Paulo are not shown.

Trinidade and Martin Vaz are administered by Espirito Santo; Arquipelago de Fernando de Noronha by Pernambuco.

March 2020

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Figure 4-2 Property Map

49°48'0"W
49°37'30"W
49°27'0"W
14°30'0"S
14°40'0"S
14°50'0"S
N
NOVA IGUAÇU DE GOIÁS
SANTA TEREZINHA DE GOIÁS
URUAÇU
PILAR DE GOIÁS
HIDROLINA
GUARINOS
CRIXÁS
ITAPACI
SÃO LUÍZ DO NORTE
861.304/2016
861.703/1984
860.138/2016
860.140/2016
860.209/2015
860.455/2016
860.824/2016
861.158/2009
861.020/2015
860.406/2004
861.316/2015
860.135/2016
861.274/2015
0
5
10
Kilometres
Coordinate System: GCS SIRGAS 2000, Datum: SIRGAS 2000
Legend:
Mining Concession
Application for Mining Concession
Final Report Submission
Exploration Permit
3 Buracos
Pilar Mine
Maria Lázara Mine
Caiamar Mine
City
March 2020
Source: PGDM, 2018.

Figure 4-2

Pilar Operations
Goiás State, Brazil
Property Map

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 4-6

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5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Pilar operations are located near the towns of Itapací and Pilar de Goiás on state highway GO154 approximately 320 km northwest of the federal capital of Brasilia, which is served by an international airport, and approximately 248 km north of the state capital Goiânia, which is served by a domestic airport.

Climate

The Project area has a tropical climate characterized by high average temperatures, with maximum temperatures of 30°C to 34°C. The rainy season is from October to March (spring and summer), followed by a relatively dry season from April to September (autumn and winter). The average annual rainfall in the region varies between 1,500 mm and 2,000 mm. The local climatic conditions are condusive to year round mining operations.

Local Resources

The towns of Itapací and Pilar de Goiás serve as the main communities for workers at the mine. Itapací has a population of approximately 22,000 and is located 20 km northwest of national highway BR153. Pilar de Goiás has a population of approximately 3,000 and is 22 km north of Itapací. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros (local artisanal miners who work prospect pits on a small scale).

In addition to mining, local economic activity consists of subsistence agriculture, goat herding, and cattle ranching. Main crops are rice, bananas, beans, manioc, corn, and sugar cane.

Itapací is a full service town and, along with the mine, has access to electricity from the national power grid. Itapací is known for its Vale Verde sugar cane plant.

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Infrastructure

The Pilar mine includes underground workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure includes:

•	Mine workings and equipment

•	A 3,500 tonnes per day (tpd) processing plant

•	11 MW power available from the Itapací Power station

•	Water sourced from the Vermelho River (2014 average usage of 92 m3/h with full capacity at 124 m3/h)

•	A tailings storage facility (TSF)

•	Other buildings and supporting facilities including workshops, storeroom, fuelling station, offices, dry facilities, cafeteria, medical clinic, and laboratory

A map of the general facilities on site is shown in Figure 5-1.

The Maria Lázara mine has its power supplied by diesel generators. Water is sourced locally under agreement from a landowner.

The nearby towns of Pilar de Goiás and Itapací provide access to, and reasonable housing for, mine employees.

Physiography

The Project is situated approximately 850 MASL in hilly terrain with elevation differences of up to 160 m, with narrow ravines separating areas of higher relief. The local vegetation is predominantly the Cerrado type, a tropical savannah that consists of a wide range of trees and shrubs, usually no higher than 1.2 m tall, scattered across the landscape with twisted trunks and branches. Grass species natural to the region develop under this vegetation, ranging from 30 cm to 50 cm in height.

In restricted areas, there are still a few remnants of pre-existing tropical forest preserved by the presence of topographical features, or clusters of boulders that make the area unsuitable for farming. These are typical riparian forests.

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Figure 5-1 General Facilities Map

TOWN OF PILAR DE GOIÁS
BENEFICIATION PLANT
WEST RAMP ACCESS
EAST RAMP ACCESS
JOÃO DO CARMO
JOSÉ ALVES VIEIRA
JOAQUIM FERNANDES DA SILVA
OMNI OGÕ
JOSÉ PIÃO
DIRCE SILVERIO
BRAZ GONÇALVES DA COSTA
VALTUIR PARREIRA ALVES
CENTRAL PAULISTA AGROPECUÁRIA E COMERCIAL LTDA
ELY JOSÉ DOS SANTOS
RAINERO SOARES BATISTA
FAZENDA FERRAZ O PADILHA
FAZENDA PONTINHA
Surface Rights
Drifts
Claim Boundary
Powerlines
Beneficiation Plan
N
0 250 500 750 1000
Metres
March 2020
Source: RPA, 2016.

Figure 5-1

Pilar Operations

Goiás State, Brazil

General Facilities Map

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6 History

Exploration and Development History

Pilar Mine

The region of Pilar de Goiás has a long history of gold exploration and mining beginning in the first half of the 18th century. It is probable that fugitive slaves living in Quilombo de Papuã (original name of Pilar de Goiás) extracted metal in this region prior to an expedition led by João Godói P. Silveira, arriving in 1741. “Garimpeiros” (artisanal miners) occupied the area from the 1740s to 1820s and, at its peak, there were more than 5,000 people working the site, half of which were slaves. Garimpeiros have been active in the area until recently.

Mineradora Montita Ltda. (Montita) started exploration work in the region in 1972.

In 1981, Mineración Colorado Ltda. (Colorado), from the Utah Mines Group, signed an agreement with Montita and began an exploration program in the area, which lasted until the end of 1982.

Colorado was acquired by Mineração Marex Ltda, a subsidiary of Broken Hill Pty (BHP) of Australia. They attempted to implement a legal procedure to eradicate activities of the garimpeiros for two years without success, and left the Project area in 1984.

In 1989, Montita signed a joint-venture agreement with Mineradora Serra do Sul (Serrasul) owned by Canadian International Nickel Company (INCO) of Canada and together they formed the Companhia Nacional de Mineração (CNM). The existing exploration information was revalidated and three zones were targeted for further work: Jordino and Ogó, both located within the Pilar deposit, and Três Buracos. Due to the difficulties in accessing the areas occupied by the illegal miners, a lack of capital funding from CNM, and financial turmoil faced by INCO in Brazil at that time, Serrasul withdrew from the Project in middle of 1990.

In early 1995, Montita finally resumed its exploration campaign. In total, 10,000 m were drilled in the area.

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In 2006, Yamana reached an agreement with Montita to explore the area for three years and, at the end of this exploration period, Yamana decided to buy the Project outright.

From August 2006 onwards, Yamana initiated activities focusing on new geological field mapping, reinterpreting the existing maps, sampling the regional areas with the potential for further exploration, followed by detailed sampling in the areas with anomalies and drill holes in the main known targets (Pilar and Três Buracos).

In October 2009, an exploration ramp was initiated to give support for a Feasibility Study, which was prepared by AMEC for Yamana (AMEC, 2010), for Jordino, part of the Pilar deposit. Indicated Mineral Resources of 7.7 million tonnes at an average gold grade of 4.94 g/t, containing approximately 1.2 million ounces of gold, inclusive of Mineral Reserves, were estimated as part of this study. The nine year Life of Mine (LOM) plan incorporated Mineral Reserves of 8.9 million tonnes of ore grading 4.01 g/t Au. RPA notes that this estimate has not been reviewed by RPA, is superseded by the Mineral Resources and Mineral Reserves included in this report, and is quoted for historical purposes only.

The underground exploration program targeted at the top of HG3 zone within the Pilar deposit was completed in May 2010. Mine development began later that year. Processing plant production began in June 2013 and the first gold pour was in July 2013. Commercial production began in October 2014.

The Pilar operations were held by Brio, a subsidiary of Yamana, which was spun out of Yamana at the end of 2016. Brio was acquired by Leagold in May 2017.

Maria LÁzara Mine

The Maria Lázara deposit was probably firstly discovered by fugitive slaves and in 1641 a Portuguese expedition that was looking for them, “re-discovered” this gold occurrence. The Portuguese explorers arrived in the region at the beginning of the 18th century and began mining the alluvial deposits along the nearby Carroça River.

In 1962, Montita commenced exploration work in the region with chip sampling, geological mapping, trenching, and rotary air blast drilling.

BHP/Montita started exploration in the area in 1984 without success.

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In June 2006, Yamana reached an agreement with Montita to explore the area for three years and in September 2007, Yamana completed three exploratory drill holes in Maria Lázara with positive results. Exploration work was restarted in 2010 with detailed geological mapping and database integration. The drilling campaign was restarted in October 2011 and has continued into 2018.

Construction of an exploration ramp was started in March 2014 with mapping, channel sampling, and underground drilling performed from November 2014 onwards. Underground production commenced in August 2015.

Caiamar mine

The Caiamar deposits were firstly discovered by the Portuguese explorers. They arrived in the region at the beginning of the 18th century and mined rich alluvial deposits along the Caiamar River from 1740 to 1820. They later found the in-situ source of the gold where an open pit mine was developed in the surficial oxidized material. The pit is located approximately 600 m to the west of the Caiamar River channel and is still well preserved. The pit is approximately 1,600 m long and up to 30 m deep. It is not known how much gold was produced from the alluvial and open pit operations.

Exploration activities in the modern era were initiated by Mineradora INCO Ltda. (a subsidiary of INCO) in the 1970s. Surface mapping on the property and about 90 drill holes (16,000 m) were completed along the extension of the former open pit mine. The exploration results were not deemed to be satisfactory and the property was put up for sale.

Serra Formosa Mineração Ltda. (SFM) was formed to buy the exploration concessions from INCO in 1984. At that time, it was decided that drilling was not the best methodology to evaluate the deposit due to its strong structural control and discontinuity between the mineralized zones. An underground exploration program was completed which included a 150 m deep shaft and drifts on three levels (55 m, 110 m, and 150 m) parallel to the main regional fabric.

In 2008, Yamana started an exploration program under an agreement with SFM. This work included mapping and sampling of the drifts and shaft. Exploration and infill drilling started in 2009 and concluded in 2013. Underground production began in 2014 and was halted in October 2015.

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Past Production

There is no estimate of the production history by garimpeiros, except for limited surveys of underground and open pits performed by Yamana.

Gold production by the current Pilar operations is listed in Table 6-1. Note that 2013 was a partial year as production began in June 2013, and 2018 production is reported to May 31, 2018.

Table 6-1 Past Production

Pilar Operations

Year	Tonnes Processed (000 t)	Grade (g/t Au)	Gold Recovery (%)	Gold Recovered (000 oz)
2013 (Jun-Dec)	402	1.53	77.8	15.4
2014	1,084	1.87	92.1	60.1
2015	1,135	2.42	94.3	83.2
2016	1,175	2.42	95.1	87.1
2017	1,235	1.98	93.8	73.9
2018 (Jan-May)	440	1.67	93.9	22.2
Total	5,471	2.09	92.7	342.0

Note. Numbers may not add due to rounding.

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7 Geological Setting and Mineralization

The descriptions of regional and local geology are largely taken from De Mark, Cintra and Delboni (2009).

Regional Geology

The Pilar, Guarinos, and Crixás Greenstone Belts are part of the Goiás Massif. This north-northeast trending massif is located in the central portion of the Tocantins Province in central Brazil (Figure 7-1). It consists of three main geologic formations:

•	Granite-greenstone terrains, which include the Pilar, Guarinos, and Crixás Greenstone Belts.

•	Mafic-ultramafic complexes, including the Canabrava, Barro Alto, and Niquelândia complexes.

•	Volcano-sedimentary sequences of Jucelânia, Coitezeiro, and Palmeirópolis.

The Crixás Greenstone Belt is oriented north-south with a length of 50 km and a width of 6 km. The Guarinos Greenstone Belt is separated from the Crixás Belt by the Caiamar gneissic complex and is similar in shape and size to the Crixás Belt. The Pilar Belt is the easternmost Greenstone Belt and is separated from the Guarinos Belt by the Moquém gneissic complex and bounded to the east by the Hidrolina Complex.

The gneissic complexes are composed of typical tonalite-trondhjemite-granodiorite (TTG) assemblages. Four main Archean gneissic domes (Antas, Caiamar, Moquém, and Hidrolina) separate the greenstone belts. These complexes are generally composed of biotite-tonalitic gneiss, biotite granite, biotite-granodiorite gneiss, trondhjemitic gneiss, and pegmatitic bodies.

The Greenstone Belts are covered to the north and south by sedimentary rocks of the Araxá Group. These rocks were emplaced over the Archean rocks during the Brasiliano Orogeny by thrust faults with displacement mainly to the south at the north end of the belts and displacement to the north in the south end of the belts.

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The main structural feature of the granite-greenstone area is isoclinal recumbent folding which is present at outcrop-scale to regional-scale. These folds are present in all three greenstone belts and are thought to have been produced by major thrust events. The folds have an axial plane that commonly dips moderately to the west and an axis plunging gently to the north or south. Axial planar foliation was developed under greenschist-grade metamorphic conditions. The asymmetry of the folds and other kinematic indicators show a dominantly dextral sense of shear. Strike-slip, steep-dipping, shear zones are also observed and show a dominantly dextral sense of shear. A later tectonic event, related to the Brasiliano Orogeny, which thrust the Araxá rocks over the older rocks, was responsible for the transposition and folding of the former structures.

The regional folds and axial planar foliation are closely related with thrust faulting. The main thrust fault is at the mechanical discontinuity on the contact between chlorite schist and graphite schist. It is a ductile, low angle regional structure, with the mylonitic foliation dipping moderately to the southwest. Intense hydrothermal alteration is always associated with it.

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Figure 7-1 Regional Geology

630,000
640,000
650,000
660,000
670,000
680,000
8,400,000
8,390,000
8,380,000
8,370,000
8,360,000
8350000
N
Caiamar Mine
Maria Lázara Mine
Pilar Mine
0
5
10
15
20
Kilometres
Coordinate System: GCS SIRGAS, 2000
Datum: SIRGAS, 2000
Legend
Geology
Lateritic covers: sand, clay and laterite
Alluvial deposits
Feldspatic biotite muscovite schist
Muscovite schist
Kyanite schist
Tonalitic gneiss
Biotite gneiss
Mica schist
Muscovite quartz schist and muscovite chlorite schist
Chlorite tremolite schist
Laurinha Granite
Serra da Mesa Group - Quartzite
Marble, banded iron formation and chert
Serra da Mesa Groups - Carbonate and mica schist
Mafic and ultramafic rocks - serpentinite, talc schist and diabase
Pousolândia Suite- Amphibolite
Serra Azul Formation - Amphibole schist
Cabaçal Formation - Sericite phyllite carbonaceous amphibole schist
Komatiite
Metagraywacke and metabasalt
Metaconglomerate
Cedrolina Formation - Metabasalts and calcisilicatic rocks
Corrego Fundo Formation - Serpentinite
Serra do Moinho Formation - Sericite phyllite carbonaceous amphibole schist
Corrego Fundo Formation - Banded Iron Formation
Boqueirao Formation - Marble, schists and metachert
Garnet amphibolite
Hidrolina Complex - Granitic and granodioritic gneiss
Moquem Block Trondhjemitic gneiss
Moquem Block - Granodioritic gneiss
Moquem Block - Granitic gneiss
Moquem Block - Tonalitic gneiss
Caiamar Complex Aguas Claras granodiorite
Caiamar Complex - Tocambira tonalite
Caiamar Complex - Gneiss and tonalite gneiss
Intrusive rocks - Granite, granodiorite and pegmatite
March 2020
Source: RPA, 2016.

Figure 7-1

Pilar Operations
Goiás State, Brazil
Regional Geology

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Local Geology

The Pilar property covers the Guarinos and Pilar Greenstone Belts and a portion of the Moquém gneissic complex.

The Guarinos Greenstone Belt is represented by a succession of basic rocks, mostly basalt and amphibolite, and by meta-sedimentary layers, related to inter-flow sedimentary events. Chlorite-quartz-garnet-schist is also present. The main structure is the Carroça Shear Zone, a reverse-dextral major shear zone, parallel to the main regional foliation with several kilometres of strike length. The shear zone has a mylonitic fabric and an associated 400 m wide hydrothermal alteration zone. Gold mineralization at Caiamar and Maria Lázara is related to this structure.

The Pilar Greenstone Belt is composed of a thick sequence of ultramafic and mafic flows, sedimentary rocks, and felsic volcanic rocks. The ultramafic-mafic sequence occurs dominantly at the central and eastern parts of the belt while the sedimentary sequence is restricted to the western portion of the belt. The Pilar and Três Buracos deposits are in this western portion near the Moquém Complex contact. Mafic-ultramafic rocks are represented by basalt with pillow structures, and komatiitic flows, sometimes showing spinifex textures. Peridotite, dunite, and pyroxenite are also present. The sedimentary sequence contains graphite schist, greywacke, and argillite, while the felsic volcanic rocks are acid tuffs and flows. Gold mineralization is mainly concentrated in the graphite schist, however, it also occurs within the greywacke layers.

Structural geology in the area is dominated by thrusts verging to the east-northeast that developed penetrative mylonitic foliation and strong hydrothermal alteration in the surrounding rocks. Asymmetric folds related to these thrusts are always present and are closely related to gold mineralization. The Brasiliano thrust fault, verging to the north, later re-oriented the earlier elements, mostly at the extreme south end of the Project area.

The Caiamar deposit is located on the eastern portion of the Guarinos Greenstone Belt, characterized by the intercalation of graphite-rich schist, chlorite-biotite schist, and meta-basalts in tectonic contact with the Guarinos Dome to the east. To the north, the greenstone sequence is inflected to the northeast and is in tectonic contact with the Brasiliano Santa Terezinha sequence.

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Property Geology

Pilar Mine and TrÊs Buracos Deposit

The Três Buracos deposit is located at the closure of a regional fold in the northern portion of the Pilar area (Figure 7-2). Chlorite schist, graphite schist, amphibolite, and quartz schist are the main lithologies. Two intrusive bodies occur in the northern portion of the deposit area. Quartz veins are very common and normally occur parallel to the main foliation in the chlorite schist package and are concentrated at its contact with the graphite schist.

The Três Buracos target is probably the biggest in the area and has been explored for gold since the 18th century. A large open pit can still be seen and was developed on the regional fold hinge. Garimpeiros mainly explored the chlorite schist in the open pit and the contact between the chlorite schist and the graphite schist in galleries and shafts.

The Ogó area is located in the central part of the Pilar area and is considered part of the Pilar deposit. The same rock sequence observed at Três Buracos also occurs at Ogó. Gneissic rocks are overlain by graphite schist, chlorite schist, and a thick package of chemical metasedimentary rocks including carbonaceous schist, banded iron formation (BIF), and chert.

The Jordino area, also considered part of the Pilar deposit, is located in the southwestern portion of the Pilar Greenstone Belt. It is geologically located on the contact of the Pilar Greenstone Belt with the Brasiliano aged rocks of the Araxá Group. TTG units of the Moquém Block occur at the western edge of the area.

The geology at Jordino is very similar to Ogó. The main difference between the two areas is the proximity of the contact zone with the Araxá rocks at Jordino. This contact is clearly structural and marked by a low angle shear zone that placed the Araxá metasedimentary rocks over the Pilar rocks at the southern portion of the Jordino target. This shear zone is characterized by thrust sheets, where sheets of rocks from the Pilar Greenstone Belt are tectonically intercalated with metasedimentary rocks from Araxá.

There is a clear structural heterogeneity from south to north in the Pilar - Três Buracos area. Generally the sequence shows an older regional main foliation that dips moderately to the southwest. This foliation marks the axial planes of recumbent folds. The recumbent folds can be observed from the drill hole core scale to the regional scale and are probably associated with compressive-transgressive regional tectonics. This tectonic activity is responsible for regional thrust faults with main mass transport to the east-northeast.

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Three structural domains are recognized on the property. The Jordino domain area is represented by younger structures dominating over older ones. At Ogó, both structures are observed, and at Três Buracos, the older structures dominate over the younger ones.

At Jordino, in the southern part of the area, younger deformation is represented by a penetrative foliation that dips moderately to the south-southeast and clearly cuts the older north-northwest regional foliation. Asymmetric, open to tight folds, with axial planes dipping moderately to the south-southeast and axes dipping to the southwest, are associated with this deformation. The first generation regional folds (with axes plunging to the southeast) are re-folded by these second generation folds, forming fold interference patterns. Quartz boudins normally show the main axis oriented parallel to the second generation folds.

At the Ogó area, the penetrative foliation is rarely observed. The younger deformation is mostly represented by open folds. These folds form a “dome and basin” interference pattern with the first generation folds. Quartz boudins are mostly concentrated at the hinges of the interference pattern structures, and are “closed” to both directions.

At Três Buracos, the younger deformation is only represented by very open and gentle folds that re-fold the first generation fold axes.

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Figure 7-2 Pilar Mine Geology

649,000
650,000
651,000
652,000
653,000
654,000
8,369,000
8,368,000
8,367,000
8,366,000
8,365,000
8,364,000
A
B
TRÊS BURACOS
OGÓ
JORDINO
W
E
N
0 0.5 1 1.5 2
Kilometres
Lithology
Amphibole Schist
Araxá Group
BIF
Biotite schist
Metachert
Quartz-chlorite schist
Calcissilicatic rocks
Granite
Plagioclase-quartz-biotite schist
Intercalary schist
Biotite-chlorite schist
Moquem Block
Metapelite
Meta-ultramafic
Pegmatite
Quartz-sericite schist
Quartzite
Quartz vein
Biotite Gneiss
Sericite schist
Talc-chlorite schist
Tonalite
Trondhjemite
Thrust fault
Fault
W — E Cross Section Line
Drilling Status
Concluded
2015

Figure 7-2

Pilar Operations
Goiás State, Brazil
Pilar Mine Geology

March 2020

Source: RPA, 2016.

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Maria LÁzara Deposit

The Maria Lázara deposit is hosted in the Guarinos Group. The Guarinos Group is made up from bottom to top by the Serra do Cotovelo, Serra Azul, San Patricinho, Aimbe, and Cabaçal Formations (Figure 7-3).

The Serra do Cotovelo Formation is present along the southern and southwestern portions of Guarinos belt (Jost & Oliveira, 1991). It is approximately 300 m thick and is represented by ultramafic rocks, such as foliated talc schists intercalated with iron formation. The talc schists are composed of talc, chlorite, carbonate, actinolite, tourmaline, rutile, and ilmenite.

The Serra Azul Formation consists of metabasalt approximately 400 m in thickness. This unit is composed of chlorite, ferroactinolite, quartz and albite, with magnetite as an accessory mineral. Metasedimentary rocks such as carbonaceous phyllite, BIF, and/or banded manganese iron formation are common.

The São Patricinho Formation, which is approximately 30 m thick, is represented by chlorite schist, quartz-chlorite schist, and chlorite-sericite-quartz schist, and a basic tuffaceous unit. The main mineral is chlorite, followed by smaller proportions of quartz, sericite, opaque minerals, biotite, garnet, titanite, and magnetite. Occasionally, it occurs intercalated in lenses of BIF, carbonaceous phyllite, and metabasalt.

The Aimbe Formation consists of iron formation with magnetite and/or hematite, and muscovite with quartz; metahydrothermalites with tourmaline, chloritoid, magnetite, chlorite, and muscovite; and metaconglomerates and metapelites.

The upper sequence, the Cabaçal Formation, is approximately 400 m thick, and is divided into lower and upper limbs. The upper limb consists of carbonaceous schists, sericite and intercalated schist, metachert, manganese iron formation, and metabasalt. The lower limb is represented by sericite-quartz-biotite schists.

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Figure 7-3 Maria Lázara Mine Geology

Figure 7-3

Pilar Operations
Goiás State, Brazil
Maria Lázara Project Geology
N
0 1 2 3 4
Kilometres
Guarinos
Maria Lázara Target
Pilar de Goiais
Legend:
Proterozoic Cover
Gneiss
Trondhjemites
Cabaçal Formation
Aimbé Formation
São Patricinho Formation
Serra Azul Formation
Serra do Cotovelo Formation
Maria Lázara Project
Carroça Shear Zone
Foliation
Road
Town, Village

March 2020

Source: RPA, 2016.

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Caiamar Deposit

The Caiamar deposit is within in the Guarinos Group. The local geology at the Caiamar is composed, from bottom to top, of a chemical sequence with metachert and carbonaceous schist; followed by a clastic sequence made by sericite metagreywacke, magnetite metagreywacke, carbonaceous schists, amphibole metagreywacke, metagreywacke (mineralization host), amphibolite, and fine grained metagreywacke. These sequences are covered by a metabasalt (chlorite-amphibole-garnet schist). Thin layers of tourmalinite occasionally occur associated with the cherts, when close to the contact with amphibolite. The entire package of rocks is strongly deformed. A 50 m wide shear zone is present that appears to have been the focus of strong hydrothermal fluid circulation.

The detailed underground mapping in the Caiamar deposit shows units of greywacke intercalated with amphibolite and carbonaceous schist. Metachert is also observed in the drifts. Small lobes of quartz porphyry (<1.0 m X 0.5 m) and scattered quartz-ankerite veinlets were also observed in the mineralized areas. The main foliation dips about 30º to 70° and has azimuths varying from 220º to 250º, and is slightly undulating both along strike and down dip.

The sequence is intensely folded. Two main sets of folds are observed. Millimetre-scale parasitic folds with axes plunging about 10º to 20° at 120º to 175º are probably related to deformation caused by a reverse movement. Secondary S-pattern folds have fold axes plunging 45° at azimuths of 270º to 290º. These folds are most commonly observed where the mineralization is stronger.

A very prominent stretch lineation, plunging about 45° at 270º to 290º, is always observed. This lineation is parallel to the main orientation of the major fold axes as described above. Slickenside kinematics indicators (steps and slopes, reptile lineation) indicate a dextral sense of this movement. The common direction of the stretch lineations and the main fold axes show that the area was deformed under very high strain conditions.

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Figure 7-4 Caiamar Mine Geology

Figure 7-4
Pilar Operations
Goiás State, Brazil
Caiamar Mine Geology
N
0 100 200 300 400
Metres
629,400 629,600 629,800 630,000 630,200 630,400 630,600 630,800 631,000 631,200
8,382,800 8,382,600 8,382,400 8,382,200 8,382,000 8,381,800 8,381,600
Legend:
Drill Holes
Lithology
GRV Greywacke + Aspy.
FA Algal Facies
GND Gondite
GRV Greywacke
GRV Fine Greywacke
MGR Metagreywacke
MPL Metapelite
CS Calcsilicate
MBA Volcanics
CLS Chlorite Schist
MSP Pelitic Metasediments
Chemical Sequence
TCLS Talc Chlorite Schist
TON Tonalite
E:1.5000

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 7-11

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Mineralization

Pilar Deposit

Mineralization at the Pilar mine is located in three main zones:

•	HG1 (Basal zone): the most continuous and important style of mineralization in the deposit. The Bazal zone is controlled by carbonaceous schists and intercalated chlorite schists. It is hosted on the basal contact of the chlorite schist with the graphite schist.

•	HG2 (Upper zone): an important zone with similar volume to HG1 but with lower grades. The zone is essentially controlled by quartz veins inside the chlorite schists. It is located in the hangingwall portion of the main thrust fault.

•	HG3 (Lower zone): the smallest and most discontinuous zone at the Pilar deposit, with location and average grades similar to HG2.

The Upper zone is continuous along the Pilar - Três Buracos trend (the Upper zone forms the lower part of the Três Buracos mineralization), with a width of up to 60 m. This zone is characterized by the presence of thin quartz veins and associated sulphides, mostly pyrite.

The Basal zone is characterized by strong silicification and sulphidation. Arsenopyrite, the main sulphide, commonly constitutes up to 5% of the rock. The Basal zone averages 10 m wide and is continuous along the main trend. The highest grades are closely associated with high sulphide (arsenopyrite) and quartz content and are associated with structurally controlled mineralized shoots distributed along the trend.

Strong silicification and sulphidation are the main forms of hydrothermal alteration. Host rocks and most carbonaceous metasedimentary rocks are well silicified and contain shear-related quartz veins. Arsenopyrite is the main sulphide related to the gold mineralization, while pyrite, and minor chalcopyrite, and pyrrhotite are also present. Gold is present both as free grains in clusters related to quartz veining, and in association with arsenopyrite and other sulphides.

Diamond drilling has outlined an area of gold mineralization with a strike length of 3.3 km, a width of 2.6 km, and a thickness between 10 m and 30 m.

TrÊs Buracos Deposit

Detailed field mapping, examination of garimpo workings, core logging, and assay results received for drill holes have led the PGDM geologists to a preliminary interpretation of three main mineralization levels at Três Buracos. All three levels have been investigated by an extensive chip sampling campaign and followed by detailed geological interpretation:

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•	The uppermost level comprises chlorite schist with thin quartz veins and hydrothermal alteration. It is approximately 30 m thick and shows encouraging results for gold grades along strike. Chip sampling at this level shows low, but consistent, gold grades of about 1.4 g/t Au to 2.6 g/t Au.

•	The intermediate level comprises intensely silicified and sulphidized rocks, with up to 20% arsenopyrite as the main sulphide. Sericite and fuchsite are common and concentrated in a 1.0 m thick layer. Gold grades are high, mainly in highly sulphidized, sericite-fuchsite-rich layers, ranging from 13 g/t Au to 85 g/t Au. The main mineralized horizon is at the contact zone between the upper level and the underlying graphite schist. The intermediate level is at least 3 m thick, and is characterized by strong hydrothermal alteration.

•	The basal level of graphite schist is close to the contact with quartz sericite schist, is mineralized, and was mined during the 18th century.

Diamond drilling has outlined gold mineralized lenses at Três Buracos over a strike length of approximately 1.7 km, a width of 1.0 m, and a thickness of between 25 m and 60 m.

Maria LÁzara Deposit

Mineralization at Maria Lázara is hosted by silicified biotite-chlorite-sericite schists and with quartz veins concordant with the main foliation. These schists show an average thickness of 2.0 m in diamond drill holes and mine openings. The mineral assembly contains sericite, chlorite, biotite, tourmaline, albite, quartz, and sulphides, mainly arsenopyrite with minor pyrite, pyrrhotite, sphalerite, galena, and chalcopyrite. The schists exhibit a porphyroblastic texture, containing porphyroblasts of garnet and occasionally magnetite. Native gold occurs associated with arsenopyrite and quartz or quartz-albite veins (Figure 7-5).

Diamond drilling has outlined an area of gold mineralization with a strike length of 3.6 km, a width of 720 m, and a thickness ranging from less than one metre to ten metres.

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Figure 7-5 Gold Associations - Maria LÁzara Mine

Association of gold and sulphides in sericite-biotite-chlorite schist with quartz veins or quartz albite.

Aspy: arsenopyrite, Py: pyrite, Po: pyrrhotite, and Cpy: chalcopyrite, and visible gold: VG.

Caiamar Deposit

Gold mineralization at the Caiamar mine occurs in four parallel zones and in a set of small shoot-like structures related to a transpressional shear zone. They are described as follows:

•	Zone A0: small zones of discontinuous mineralization not related to hydrothermal alteration, hosted by quartz-biotite-graphite schist.

•	Zone A1: the most important and continuous zone in the deposit. The zone is hosted in a hydrothermally altered meta-greywacke and the mineralization is associated with quartz-albite-arsenopyrite veinlets. Contains small, scattered higher-grade zones associated with porphyritic intrusions (Figure 7-6).

•	Zone A2: similar setting and slightly less tonnage than zone A1. It is separated from A1 by an amphibolitic metasediment. Contains small, scattered higher-grade zones associated with porphyritic intrusions.

•	Zone A3: small, scattered patches of mineralization in a similar environment to A1 and A2.

Diamond drilling has outlined zones of steeply plunging gold mineralization within an area with a strike length of approximately 1.4 km, a vertical extent measuring 600 m, and thicknesses ranging from one metre to 20 m.

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Figure 7-6 Zone A1 and A2 Ore Types - Caiamar Mine

Zone A1 - Quartz-Albite Porphyritic with Arsenopyrite

Aspy
A
Aspy
B
VG
Qzv vein
Aspy
C
Qzv vein
Aspy
D
Qzv vein
Aspy
E
Qzv vein
VG
Aspy
F

 A2 Zone – Qzv: Quartz veins, Aspy: Arsenopyrite, VG: visible gold.

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8 Deposit Types

Gold mineralization in the deposits in the Pilar and Guarinos Greenstone Belts is typical of orogenic gold mineralization. The mineralization is related to, and controlled by, major faults and shear zones. At the Pilar and Três Buracos deposits, these structures are mainly low angle thrust faults, and at the Maria Lázara and Caiamar deposits, they are mainly high angle transpressional structures and boudins, both probably related to the final stages of Archean-Paleoproterozoic deformation.

Strong silicification and sulphidation are the main forms of hydrothermal alteration. Host rocks and most carbonaceous meta-sedimentary rocks are well silicified and contain shear-related quartz veins. Arsenopyrite is the main sulphide related to the gold mineralization, while pyrite, and minor chalcopyrite, and pyrrhotite are also present. Gold is present both as free grains in clusters related to quartz veining, and in association with arsenopyrite and other sulphides.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 8-1

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9 Exploration

Neither Leagold nor Equinox Gold has carried out any exploration at Pilar. Historical exploration is described in Section 6 History. More recent exploration at Pilar has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting resources to reserves. Drilling programs carried out at Pilar are described in Section 10.

Pilar and Guarinos Greenstone Belt

Mineradora Montita Ltda.

Montita, either independently or through joint venture agreements with BHP and INCO Limited/Colorado Metals, completed exploration from 1972 to 2004 in the Pilar and Guarinos Greenstone Belts. This work included:

•	Geochemical surveys comprising soil sampling and stream sediment sampling for gold colour counts and geochemical analyses for elements including Cu, Zn, Pb, Au, and As.

•	Geological mapping, trenching, and channel sampling.

•	Collection of approximately 3,000 chip samples from outcrop and mine workings.

•	Geophysical surveys including interpretation and re-processing of aeromagnetic and aero-gamma spectrometric data collected by the joint Brazil-Canada geophysical project undertaken in 1973, and ground geophysical surveys, including magnetometer surveys, Max/Min electromagnetic surveys, and very low frequency (VLF) surveys.

•	Diamond drilling of 10,156 m with 5,614 gold analyses and 4,542 base metal analyses.

Guarinos Greenstone Belt

Base metal soil geochemistry (Cu, Zn, Pb, and As) and gold soil colour counts identified a 4 km long north-south anomalous trend of gold and arsenic on the Maria Lázara target. The regional scale geochemical data has indicated the anomaly continues for a further 8 km along the same north-south trend.

Channel sampling in the veins yielded locally high grade results including 3.0 m at 2.4 g/t Au and 5.0 m at 10 g/t Au. Trenching samples returned selected results including 1.4 m at 3.4 g/t Au, 0.8 m at 7.5 g/t Au, 2.2 m at 4.7 g/t Au, and 1.8 m at 13.7 g/t Au. The average bulk interval of these trenches is 30 m at 2.0 g/t Au.

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Pilar Greenstone Belt

Pilar Area

The following work was performed on targets within the Pilar area:

•	Soil geochemical surveys defining gold and arsenic anomalies along a north-northwest trend extending at least 2.2 km from Jordino farm to Ogó.

•	Geophysical surveys including ground magnetometer and VLF.

•	132 m of channel sampling and 2,311 m of trenching. Significant results from trenching included 7 m at 6.7 g/t Au, 25.6 m at 2.3 g/t Au, 29.5 m at 0.9 g/t Au, 55 m at 1.6 g/t Au, and 15 m at 0.6 g/t Au (estimated true thickness).

•	27 diamond drill holes totalling 3,380 m.

•	Percussion drilling of 44 holes on the banded iron formation near Jordino. The maximum depth was 6 m, with mineralization intervals ranging from 2 m to 6 m (estimated true thickness).

Três Buracos Area

The following work was performed on the Três Buracos targets:

•	Base metal soil geochemistry (Cu, Zn, Pb, and As) and gold soil colour counts defined strong gold and arsenic anomalies extending at least 800 m in a north-south trend.

•	Trenching and channel sampling.

•	Four vertical diamond drill holes on 200 m spacing for a total of 748 m.

Anomaly 578

Anomaly 578 comprises mineralized quartz shoots approximately 6 m thick with concentrations of arsenopyrite, plunging to the south and hosted in sheared felsic volcanic schists. Excavations approximately 150 m long made by garimpeiros follow this trend. The following work was undertaken:

•	Base metal soil geochemistry (Cu, Zn, Pb, and As) and gold soil colour counts defined gold and arsenic anomalies located north of Três Buracos on the same trend.

•	One diamond drill hole, returning 12 m at 0.2 g/t Au and 4 m at 0.3 g/t Au (estimated true thickness).

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 9-2

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Morro do Tenente

The Morro do Tenente target is a 4.4 km long gold and arsenic anomaly generally associated with magnetic anomalies. Trench samples yielded assay values of 5.75 m at 1.3 g/t Au, 18 m at 1.0 g/t Au, 40 m at 0.9 g/t Au, and 18 m at 1.2 g/t Au (estimated true thickness). A drilling program consisting of ten drill holes was performed with no significant results. Several other anomalies were identified by geochemical surveys but were never investigated.

Yamana Gold Inc.

Yamana began exploration in 2006 and exploration methods mainly consisted of field mapping, geological reinterpretation of previous mapping, chip sampling, and diamond drilling. This exploration has identified seven main targets including Pilar - Três Buracos, Anomaly 578, Morro do Tenente, Luzelândia, Guarinos South, Maria Lázara, and Guarinos North (Figure 9-1).

Up to December 2008, Yamana collected a total of 4,013 chip and channel samples, 1,100 soil samples, completed 43,372 m of diamond drilling, and cut 1,500 km of lines for geological mapping.

Regional Programs

Two types of geophysical surveys have been carried out on the Pilar deposit. The first survey was a 2008 Public Regional Survey (MAG and GAMA, Goiás State Survey). Re-interpretation of this survey and 3D Inversion modelling of the data showed that the Pilar structure seems to be more continuous towards the southwest in the dip direction, covered by the Araxá Sedimentary sequence, and may be linked with the Maria Lázara mineralized trend. Positive stream sampling results along this trend support this interpretation.

In 2009, a 7 km2 area was selected to be surveyed using a helicopter-borne magnetometer along 350 linear km of lines spaced on a 200 m by 200 m grid. The objective of this second survey was to outline the general structure of the deposit and any structures that affected the mineralization. The final geophysical results were integrated with the geological data and analyzed by the Yamana exploration team. Figure 9-2 shows the apparent down dip extension of the Pilar deposit.

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Figure 9-1 Exploration Target Areas

632,000
636,000
640,000
644,000
648,000
652,000
656,000
8,390,000
8,386,000
8,382,000
8,378,000
8,374,000
8,370,000
8,366,000
N
Luzelândia
Morro do Tenente
578
Guarinos North
Três Buracos
Maria Lázara
Iordino Ogó
Guarinos South
Figure 9-1
Drainage
Roads
Towns, Villages
Main Mineralized Area
0 1 2 3 4
Kilometres
Pilar Operations
Goiás State, Brazil
Exploration Target Areas
March 2020
Source: Yamana Gold, 2008.

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Figure 9-2 Helicopter Magnetometer Survey

648,000
650,000
652,000
654,000
8,368,000
8,366,000
8,364,000
8,362,000
8,360,000
N
NORTH ORE SHOOT
POTENTIAL EXTENSION
0 0.5 1 1.5 2
Kilometres
Legend:
Neo Proterozoic
Araxá Meta-Sedimentary Cover
Paleo Proterozoic
Calcsilicate Rocks
Chert/Graphite Schist
Chlorite Schist/Graphite Schist
Ferruginous Quartzite
Turmalinite
Garnet Chlorite Schist
Graphite Schist
Amphibolite
Felsic Intrusives
Mafic Intrusives
Pegmatitic Gneiss
Quartzite
Sericite Schist
Talc Schist
TTG Suite

Figure 9-2

Pilar Operations

Goiás State, Brazil

Helicopter Magnetometer Survey

March 2020

Source: RPA, 2016.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 9-5

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Pilar Mine

In 2009 and up to May 2010, exploration was focused on the Pilar target with approximately 68,000 m of diamond drilling for in-fill and zone extension purposes. A 140 m decline with 100 m of horizontal drifts was driven in the HG2 level near the upper limit of the Pilar deposit. Vertical channel samples were collected at approximately four metre centres along the walls of the underground openings. Close-spaced (30 m centres) drilling was carried out in the decline area prior to the underground development. The purpose of this underground development was to better understand the continuity and grade of the zone along strike and down plunge and to compare the results of the channel sampling with the previous 30 m by 30 m and 50 m by 50 m spaced drilling.

In July and August 2011, mapping and sampling in the decline were restarted. Detailed geological mapping of HG1 Zone was started in the 746 Gallery and channel sampling was carried out with the objective to improve the knowledge of the HG1 mineralization.

Drill testing of zone extensions and infill drilling continued until 2013.

Maria LÁzara Mine

Exploration in the Maria Lázara mine area started with systematic sampling of stream sediments along the Carroça Shear Zone. This work was followed up with detailed geological mapping, rock chip and channel sampling of outcrops in anomalous areas. Diamond drilling followed on the outcropping mineralization of the zone.

An underground exploration program (Figure 9-3) was initiated in 2014 to expose the mineralization and provide a bulk sample to be treated at the Pilar processing plant. Detailed geological mapping and channel sampling were completed on the three levels (Levels 480, 500 and 520) that were developed.

The total length of the underground workings developed was 1,702 m including the access drift (290 m), ramps (304 m), Level 480 (340 m), Level 500 (302 m), and Level 520 (281 m).

Initially, channel sampling on Level 500 was executed with a diamond saw and hydraulic hammer on the northwest and southeast mineralized zone exposures. Channels spaced at 3.0 m on the walls were executed with a diamond saw. Afterwards, for grade control, the mine team performed “linear chip sampling” with a manual hammer, at a 6.0 m spacing and with standard sample length of 0.5 m. Standards and blanks were introduced on each sample batch for quality control. These samples were used for grade control only and were not included in resource estimation. Figure 9-4 shows an example of channel sampling in an underground opening.

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Using a capping grade of 18 g/t Au, the average grades returned from the channel sampling were 5.71 g/t Au (Level 480), 5.38 g/t Au (Level 500), and 5.89 g/t Au (Level 520).

Mine production began in August 2015.

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Figure 9-3 Maria LÁzara Underground Development

Figure 9-3
Pilar Operations
Goiás State, Brazil
Maria Lázara
Underground Development
643,250
643,300
643,350
643,400
8,365,650
8,365,600
8,365,550
8,365,500
8,365,450
8,365,400
500 North
520 North
480 North
Main Ramp
Ramp Down
Ramp Up
520 South
500 South
480 South
N
0 10 20 30 40 50
Metres
Legend:
Mineral Lineation
Crenulation lineation (Lc)
Gallery
Hydrothermal alteration
Hydrothermal alteration inferred
Quartz vein
Inferred contact
Contact
Carbonaceous schist
Metagreywacke
Biotite schist
Amphibolite

March 2020

Source: RPA, 2016.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 9-8

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Figure 9-4 Maria LÁzara Underground Sampling

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Caiamar Mine

Mineradora INCO Ltda.

The Caiamar mine deposit was previously explored by Mineradora INCO Ltda. (a subsidiary of INCO) during the late 1970s and early 1980s. A total of 15,268 m of diamond drilling was carried out in 88 holes. Hole depth varied from 35 m to 372 m and investigated 1,200 m of strike length along the main mineralized horizon. The core size was NQ diameter and most of the holes were drilled on azimuth 069º with a dip of -70º.

The only remaining data from this exploration program are some drill core, assay pulps, and a set of drill logs. The remaining core was not in good condition and just a few holes were entirely recovered. Log sheets are well preserved and list the rock code, sampling details, sulphide content, and assay results. A total of 81 of the 88 holes showed positive results for gold. In general, mineralization intersected by the drilling is thin with 60% of the intersections less than 2.0 m, however, gold grades were encouraging with 80% of the intersections between 2.0 g/t Au and 10.0 g/t Au. The remaining 20% of the intersections are greater than 10 g/t Au.

Because of concerns with sample quality and assay methodology, Yamana re-assayed some of the pulps remaining from the INCO holes in 2008 and replaced the original assays in the database with the new results. No significant discrepancies were found between the original and re-assayed values.

Serra Formosa Mineração Ltda.

SFM bought the exploration rights for the property from INCO in the early 1980s. At that time, it was decided that drilling was not the best methodology to evaluate the deposit due to the strong structural control and discontinuity between the mineralized zones. An underground exploration program was completed which included a 150 m deep shaft and drifts on three levels (55 m, 110 m, and 150 m) parallel to the main regional fabric. All of the material removed from the workings was stored on surface in stockpiles next to the shaft collar.

All of the underground workings were sampled by SFM. Channel sampling and some bulk sampling were carried out along the strike of the two main mineralized horizons. When mineralization was detected, a raise was completed up and parallel to the plunge to better evaluate the vertical continuity of the mineralization. Using this methodology, SFM delineated seven “shoots” along the 300 m of the trend covered by the drifts.

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Because of concerns with sample quality and assay methodology, Yamana re-sampled all of the pulp samples remaining from the SFM work in 2008 and replaced the original assays in the database with the new results.

Yamana Gold Inc.

Yamana’s exploration teams completed underground mapping and chip sampling on the 55 m and 110 m levels during December 2008 and January 2009. The mapping (1:500 scale) defined the two main mineralized zones and characterized the main host rocks. A geological re-interpretation of the deposit was also completed.

On surface, 1:10,000 geological mapping was carried out on the property.

Drilling on the deposit and surrounding property started in April 2009.

Underground development began in 2013. Mine production began in 2014 and was halted in October 2015.

Exploration Potential

At the Pilar mine, step-out drilling and geophysical modelling (Figure 9-2) show that the low angle structure and the hydrothermal alteration and mineralization related to it are continuous at least 1,500 m down dip. Extensions to the deposit are evident in both northern and southeastern areas.

The majority of PGDM’s concessions are at an early exploration stage or have seen no exploration activity other than regional mapping, regional geochemical surveys, and airborne surveys completed by the previous owners. RPA is of the opinion that these concessions remain prospective for gold.

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10 Drilling

Diamond drilling at the Pilar operations has been conducted in phases by several companies since 1972 and totals 1,513 drill holes totalling approximately 359,829 m. The drilling at Pilar is summarized in Table 10-1 and hole locations are shown in Figures 10-1 through 10-4 for the Pilar mine, Três Buracos deposit, Maria Lázara mine and Pilar mine, respectively.

Table 10-1 Diamond Drilling Completed as of May 31, 2018

Pilar Operations

Deposit	Mine Ownership	Number of Drill Holes	Metres Drilled
Pilar	Montita 1972-2004	47	5,537
	Yamana 2004-2014	775	171,524
	Brio 2015-2018	321	92,004
Três Buracos	Yamana	101	22,360
Maria Lázara Mine	Yamana 2007-2014	105	37,085
Maria Lázara Mine	Brio 2015-2018	148	27,072
Maria Lázara SE	Brio 2017	16	4,247
	Total	1,513	359,829

As of the effective date of this Technical Report, no drilling had been completed at Pilar by Leagold.

At the Pilar mine, Montita completed 47 diamond drill holes totalling 5,537 m. The drilling procedures undertaken by Montita are unknown. Montita drill holes are prefixed PJ, PO, and GUFF. Because of concerns with quality, Yamana re-sampled all half core remaining from the GUFF drill holes and replaced the previous assays in the database with the new results.

The Yamana drill programs were contracted to WFS Servitec Sondagens Ltda (2006 to 2012), Servitec Foraco Sondagem S.A (2012 to 2013), UTC Engenharia S.A (2014). The 2015 Brio drilling was contracted to Servitec Foraco Sondagem S.A which employed an Atlas Copco CS-14 drill and a Maquesonda Mach 1200 drill.

Drill hole spacing over the Pilar mine ranges from 25 m by 25 m to 200 m by 200 m, over a strike length of four kilometres. Drilling is less regular and drill hole spacing increases in the north of the deposit and down dip. At the Três Buracos deposit, the drilling covers approximately 1.6 km along the strike direction and 1.0 km in the dip direction of the deposit. The drill spacing is variable: generally 100 m by 100 m, or 50 m by 50 m, or 25 m by 25 m with some widely spaced exploration drill holes.

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At the Maria Lázara mine, the drill holes from 2007 to 2013 were completed by WFS - Servitec Sondagens Ltda and Servitec Foraco Sondagens. In 2014 and 2015, the surface holes were drilled by UTC Engenharia S.A. and Servitec Foraco Sondagens using a Maquesonda 320 drill. The underground drill holes in 2014 were completed by Yamana with a Diamec 232 drill.

In 2017, Brio conducted surface drilling at this target from May to August totalling 4,247 m of drilling and 16 drill holes.

The main area drilled at Maria Lázara is approximately 1.5 km in the strike direction and 0.3 km in the down dip direction.

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Figure 10-1 Pilar Drilling Plan and Section View

Plan View
N
Looking North-West
500 m
0 400 800 1200 1600 2000
Metres
Legend:
Drill Holes Collars
Mined Area
+8367000 N

Figure 10-1

Pilar Operations

Goiás State, Brazil

Pilar Mine Drilling Plan and Section

March 2020

Source: RPA, 2018.

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Figure 10-2 TrÊs Buracos Drilling Plan View

649,500
650,000
650,500
651,000
8,369,000
8,368,500
8,368,000
8,367,500
N
Planned Open Pit
Drill Hole
0
250
500
750
1000
Metres

Figure 10-2

Pilar Operations

Goiás State, Brazil

Três Buracos Drilling

March 2020

Source: PGDM, 2016.

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Figure 10-3 Maria Lázara Mine Drilling Plan View

N
641000 E
642000 E
643000 E
644000 E
8367000 N
8366000 N
8365000 N
0 200 400 600 800 1000
Metres
March 2020
Source: RPA, 2018.

Figure 10-3

Pilar Operations
Goiás State, Brazil
Maria Lázara
Drilling Plan View

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 10-5

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Figure 10-4 MLSE Drilling Plan View

643000
643500
644000
644500
8366000
8365500
8365000
8364500
8364000
8363500
LEGEND
Maria Lázara underground
Structural
Lineament
Araxá Reverse Fault
Carroça Shear Zone
Lithology
Artisanal Minings
Sericitic Halo
QTZ - Quartzite
Araxá Group
MGR -Metagreywackes
MPL - Graphite schist
CLS- Chlorite schist
ANF - Amphibolite
CHERT - Metachert
MOQUEM BLOCK
Chip Samples
0.5 - 1.0 ppm
1.1 - 3.0 ppm
3.1 - 5.0 ppm
5.1 - 7.0 ppm
7.1 - 10.0 ppm
10.1 - 20.0 ppm
20.1 - 35.0 ppm
Stream Samples
1 - 3 specks
4 - 5 specks
6 - 20 specks
21 - 50 specks
51 - 100 specks
101 -1000 specks
Drilling
Internal lab (fire assay analysis)
External lab (screen analysis)
N
MLSE_009
MLSE_004
MLSE_007
MLSE_016
MLSE_014
MLSE_008
MLSE_006
MLSE_012
MLSE_005
MLSE_003
MLSE_013
MLSE_001
MLSE_002
MLSE_011
MLSE_015
MLSE_010
0 200 400 600 800
Metres

Figure 10-4

Pilar Operations

Goiás State, Brazil

MLSE Drilling Plan View

March 2020

Source: PGDM, 2016.

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Drilling and Logging Procedures

Diamond drill holes are set up in the field by site geologists and technicians using a hand-held global positioning system (GPS) unit. If the site is appropriate for construction of a drilling pad, a more accurate GPS or total station surveying instrument is used to obtain the final collar coordinates. Positions are collected in UTM coordinates, SAD 69 Brazil datum - 22 South Zone.

Surface drill holes are collared in soil at HW diameter (76.2 mm), changed to HQ diameter (63.5 mm) at the top of the soil/saprolite contact, and changed to complete the hole at NQ diameter (47.6 mm) once fresh rock is encountered and continued to completion of the hole. Underground drill holes are performed with the LTK diameter (48 mm) equipment.

Downhole surveys are taken by the drilling contractor upon completion of the drill hole. Most drill holes have been surveyed every three metres downhole using a Deviflex-Devico electronic non-magnetic multi-shot instrument or a Reflex Maxibor electronic surveying instrument. No significant drill hole deviation issues have been encountered to date. Downhole dips measured by the multi-shot instrument normally curve upwards approximately 1° every 50 m downhole, although curvatures between 3° and 10° are noted in several of the drill holes.

After drilling, a PVC pipe is cemented inside the hole collar and the collar is protected at the surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and drilling date.

The drill holes are surveyed as soon as possible after completion using a Total Station theodolite with an internal differential GPS receptor. The surveyor records the X, Y, and Z coordinates digitally for each hole in UTM coordinates as previously noted.

Drill core is placed in wooden core boxes with a nominal capacity of four linear metres for NQ and LTK sized drill core and three metres for HQ sized core. The drill hole number, box number, and downhole depths are stamped onto an aluminum tag and affixed to the edge of the box. Wooden downhole core depth markers are placed in the core box by the driller and affixed with an aluminum tag stamped with the depth, the length of the interval, and the length of the recovered sample.

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Upon receipt of the drill core at the logging shed, the entire length of the core is photographed and marked for lithological contacts. Samples are marked down the entire length of the hole at 1.0 m and 0.5 m intervals, except at lithological contacts where the sample is selected to respect lithological boundaries as marked by the geologist.

Core sample recovery is not recorded by the geologist, although a record of the drill hole recovery on a run by run basis is recorded manually by the driller. Recovery in the mineralized zones is generally good, on average better than 90%. Core recovery values are used when considering the reliability of the sample and how to assign grades to any missing sample portions.

After sampling, the geologist logs the core in detail for lithology, structure, mineralization, and alteration on a standard logging form (Figure 10-5). Codes are assigned for the oxidation state, lithology, and sulphide and hydrothermal alteration minerals (including pyrite, pyrrhotite, arsenopyrite, chalcopyrite, galena, sphalerite, magnetite, quartz, biotite, sericite, carbonate, and visible gold). Angles of structures such as foliation, faults, or quartz veins are recorded, although drill holes are not oriented. In addition, any relevant log observations are also described in the “remarks”, especially the details of mineralized zones. Sample intervals and sample numbers are also recorded on the log.

The remainder of the drill core is stored in an enclosed and secured location at site.

RPA is of the opinion that the logging and recording procedures are completed to industry standards.

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Figure 10-5 Core Logging Template

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11 Sample Preparation, Analyses and Security

There is no information available concerning previous sample preparation, analyses, and security methodologies employed by Montita, INCO, and SFM. The following section describes the standard methods currently employed by Pilar geologists.

Sampling

Upon receipt of the drill hole core at the logging shed, the entire length of the drill hole is photographed and marked for lithological contacts. Samples are marked down the entire length of the hole at 0.5 m intervals in mineralization and 1.0 m intervals in waste, except at lithological contacts where the sample is selected to respect lithological boundaries. Paper sample number tags are plasticized and stapled to the core box next to the corresponding sample, with a red square marked on the box with a pen indicating the start and end of the sample interval.

Samples are selected along the entire length of the drill hole core, sawn in half with an electric diamond core saw, and sampled prior to logging. Half core samples are selected by a geological technician, placed in a numbered plastic bag along with a paper sample tag and closed with a piece of string. Sample weight is approximately 1.5 kg for mineralization and 3.0 kg for waste.

Where infill drilling is taking place, RPA recommends that the sample size be increased to whole core. It is not necessary to retain a complete core record where drilling is infilling previous drill programs.

Bulk Density Measurements

Samples are selected by lithology and mineralization from drill holes for density determination, using the water displacement method, after the drill hole has been logged. Whole core or half core samples from 8 cm to 16 cm long are selected, weighed, coated with a thin coat of Vaseline to prevent water impregnation, and placed in a plastic beaker containing 600 mL (NQ) or 1,000 mL (HQ) of water to determine the volume of water displacement. The density value is measured using the formula:

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Density = sample weight / (displaced water volume - original water volume)

Specific gravity determinations have been made in fresh rock inclujding sulphide-bearing mineralized materials well as in oxide and saprolite material (Table 11-1). Density determinations are continuing on a regular basis in all rock types. It is recommended that selected representative samples that are sent for assay should also undergo density determination at an independent laboratory to monitor the quality of the on-site measurements.

Table 11-1 Bulk Density Determinations

Pilar Operations

Deposit	Mineralized Material		Saprolite/Oxide
	No. Samples	Average Value (g/cc)	No. Samples	Average Value (g/cc)
Pilar	6,804	2.76	340	2.16
Maria Lázara	2,063	2.75	7	2.55
Caiamar	1,525	2.83	0	-
Total	10,392		347

Sample Preparation and Analyses

Laboratories

ALS Chemex Labs, Ltd.

Exploration diamond drill core samples are prepared by ALS Chemex Labs, Ltd. (ALS Chemex) in Goiânia, Brazil and analyzed by ALS Chemex in Lima, Peru. The laboratories in Brazil and Peru are independent of Equinox Gold and accredited with ISO 9001:2008, ISO 17025:2005, and IQNet Management System for the preparation and chemical analysis of mining exploration samples. ALS Laboratory uses Laboratory Information Management System (LIMS) for management of the preparation and chemical analysis of the samples.

SGS Geosol Laboratório Ltda.

Check samples are analyzed by SGS Geosol Laboratorio Ltda. (SGS Geosol) in Goiania, Goias state, Brazil and analyzed in Vespasian, Minas Gerais state, Brazil. The laboratories in Brazil are independent of Equinox Gold and former operators of the Pilar operations, and are accredited with ISO 9001:2008, ISO 14001:2004, and ABS Quality Evaluation Inc., Texas (USA) that is accredited by INMETRO (Brazil), RVA (Netherlands), and RAB (USA). SGS Geosol uses LIMS for management of the preparation and chemical analysis of the samples.

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PGDM Laboratory

All diamond drill core samples for infill drilling in the mine are prepared and analyzed by the PGDM laboratory at the Pilar site. This laboratory is neither independent nor certified. The PGDM laboratory uses LIMS for the management of preparation and chemical analysis of the samples.

Sample Security

After collection, the samples are placed in a large plastic bag including identification, loaded onto a truck owned and driven by a locally based transport company to the laboratory sample preparation facility of ALS Chemex or SGS Geosol in Goiânia, or the PGDM laboratory at the Pilar mine. ALS Chemex and SGS Geosol store all pulps and coarse rejects for 45 days, and the PGDM laboratory stores them for five days. The samples are then transported to the Pilar Exploration compound, where all samples are stored in the core storage facility for the life of the Project.

Laboratory Procedures

Upon receipt of the sample submission, each sample bag is weighed and then dried at 100°C at ALS Chemex, 105°C at SGS Geosol, and 100°C at the PGDM laboratory. At all laboratories, the entire core sample is then crushed to 90% passing <2 mm (10 mesh) with a jaw crusher, split to 0.5 kg using a rotary sample divider or a Jones riffle splitter, and pulverized to 95% passing <150 mesh, using a steel pulverizer. Samples are split again to 50 g for fire assay and 10 g for multi-acid digestion. The crusher and pulverizer are cleaned between each sample with compressed air and are cleaned between batches with certified blank samples. After preparation, the samples are sent for analysis by ALS Chemex in Lima, Peru, the SGS Geosol in Vespasiano, Brazil, or are analyzed at the PGDM laboratory. Rejects at each stage are returned to the Pilar Mine.

All samples are fire assayed. A prepared pulp sample is fused to 1,000°C with a mixture (200 g) of lead oxide, sodium carbonate, borax, and silica and other reagents as required, inquarted with 6 mg of gold-free silver, and then cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid while heated in a microwave oven, then 0.5 mL concentrated hydrochloric acid is added, and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4.0 mL with de-mineralized water, and analyzed by Atomic Absorption Spectrometry (AAS) against matrix-matched standards. If result is over 10 ppm Au at ALS Chemex or 100 ppm Au at SGS Geosol and Pilar, the sample is automatically submitted to analysis by using a gravimetric method.

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Granulometric tests are performed three times per shift on the crushing and pulverizing processes at the PGDM laboratory to ensure that standard crush and pulverization specifications are being achieved. Preparation duplicates are inserted every 20 to 30 samples.

In RPA’s opinion, the sample preparation, analysis, and security procedures at the Pilar operations are adequate for use in the estimation of Mineral Resources and are generally completed to industry standards.

Quality Assurance/Quality Control

For the purposes of this report, RPA reviewed a random sample of the monthly and annual quality assurance/quality control (QA/QC) reports, as well as the compiled 2015-2018 QA/QC analyses for Pilar and Maria Lázara provided by PGDM staff. RPA is of the opinion that the quality assurance procedures and quality control sampling implemented are of sufficient quality to support a Mineral Resource estimate.

Certified Reference Material (CRM or standards), blanks, and core duplicates were inserted with drill hole core sample submissions to monitor the precision, accuracy, contamination, and quality of the laboratory processes and results. Previously analyzed pulp samples are sent to a secondary laboratory to monitor any bias in the primary laboratory. Formal procedures are in place for describing the frequency and type of QA/QC submission, the frequency of analysis of QA/QC results, failure limits, and procedures to be followed in the case of failure or for flagging failures in the QA/QC database.

PDGM QA/QC procedures require insertion of one standard for every 30 samples submitted to the laboratory. Standards of low, medium, high, and very high gold grades are supplied in pre-packaged bags purchased from Geostats Sample and Assay Monitoring Service (Geostats) in Australia. Geostats provides certificates with the round robin assay results for both fire assay and Aqua Regia/AAS analytical methods, as well as the expected standard deviation for the assay results (95% confidence limit).

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A standard assay is considered to have failed it if is more than three standard deviations (SD) from the certified value of the CRM. The cause of the failure is investigated and re-assays are requested if deemed appropriate. If the failure is between two and three SD, then the cause is investigated and the laboratory is notified but no further action is taken. PGDM targets a better than 90% success rate where the standard assays are within two SD of the accredited value.

PGDM’s QA/QC procedure requires submission of one blank sample for every 30 samples submitted to the laboratory. Blank samples are also inserted between or after samples believed to return high assay values, to check for sample contamination in the laboratory. When the analysis of a blank is more than five times the laboratory detection limit (0.025 ppm at ALS Chemex and SGS Geosol and 0.08 ppm at the PGDM laboratory), an investigation is requested and the sample batch is re-assayed if required.

PGDM’s QA/QC procedure requires submission of one field duplicate sample for every 20 samples submitted to the laboratory. Field duplicates are submitted to measure sampling precision, sample preparation, and the analytical process. Field duplicates also provide a measure of the inherent variability of the deposits and the nugget effect. Half core divided into quarter core is used in this process.

Analysis of duplicate pulps at a secondary laboratory is useful for measuring the precision and bias of both laboratories. PGDM’s QA/QC protocol requires that five percent of the drill core sample pulps be split again and submitted to a secondary laboratory.

Pilar Mine

Certified Reference Materials

For the 2015 Mineral Resource report, RPA reviewed two reports prepared by previous owners Yamana and Brio summarizing the results of QA/QC work completed at Pilar mine from January 2010 to December 2014, and from January 2015 to October 2015. A total of 577 CRM samples were submitted with Pilar exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014. The PGDM laboratory returned results below the internal tolerance level during the period from January 2010 to December 2014, where only 85% of submitted CRM samples returned acceptable values. ALS Chemex and SGS Geosol returned excellent results (Figure 11-1) with only 11 failures more than two SD (1.91%) and one failure more than three SD (0.17%).

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Figure 11-1 Standardized CRM Control Chart (ALS Chemex/SGS Geosol): January 2010 to December 2014

A total of 4,346 CRMs were submitted to the PGDM laboratory from January 2015 to May 2018. Results of CRM submitted from January to October 2015 marked an improvement in laboratory performance where only 1% of results fell outside internal tolerance limits. This improvement has been maintained to May 2018. A low bias was observed in most grade ranges for gold for CRMs submitted to the PGDM laboratory. Statistics for January 2015 to May 2018 results for the PGDM laboratory are summarized in Table 11-2. A control chart of CRM results for the PGDM laboratory from January 2015 to May 2018 is shown in Figure 11-2.

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Table 11-2 PGDM Laboratory CRM Sample Results:
January 2015 to May 2018

Pilar Operations

CRM	Expected Value (g/t Au)	Average Result (g/t Au)	Difference (g/t Au)	Count	≥2SD // <3SD		≥3SD
					No. Outside Limit	% Outside of Limit	No. Outside Limit	% Outside of Limit
G999-1	0.82	0.805	-0.015	982	5	0.51%	5	0.51%
G901-7	1.52	1.499	-0.021	1,107	11	0.99%	12	1.08%
G900-5	3.21	3.158	-0.052	1,133	3	0.26%	4	0.35%
G310-8	7.97	7.898	-0.072	1,124	10	0.89%	24	2.14%
			Total	4,346	29	0.67%	45	1.04%

Figure 11-2 Standardized CRM Control Chart (PGDM):
January 2015 to May 2018

Blanks

A total of 568 blank samples were submitted with Pilar exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014. A total of 832 blanks were submitted to the PGDM laboratory from January 2010 to October 2015.

ALS Chemex and SGS Geosol returned excellent results (Figure 11-3) with only three failures (0.5%). The PGDM laboratory returned acceptable results with a compliance rate of 97% consisting of 27 failures. From January 2015 to May 2018, 2,177 blank samples returned only 21 failures (0.01%). Figure 11-4 displays the results of the blank samples submitted to the PGDM laboratory from January 2015 to October 2018.

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Figure 11-3 Blanks Control Chart (ALS Chemex/SGS Geosol):
January 2010 to December 2014

Figure 11-4 Blanks Control Chart (PGDM):
January 2015 - October 2018

Field Duplicates

A total of 765 field duplicate samples were submitted with Pilar exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014 (Figure 11-5). A total of 935 field duplicates were submitted to the PGDM laboratory in the same time period (Figure 11-6), and an additional 637 were submitted from January to October 2015 (not shown). ALS Chemex, SGS Geosol, and the PGDM laboratory all returned results showing moderate to poor correlation. The observed variability of the results of the field duplicate samples can be attributed to the natural variability of gold distribution in the deposit as well as the small sample size. RPA recommended that the number of field duplicates be reduced to one per hundred samples.

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RPA did not receive field duplicate sample data for October 2015 to May 2018. Monthly QA/QC reports dating back to September 2015 state that underground channel and drill sampling programs did not include field duplicate samples.

Figure 11-5 Field Duplicates Chart (ALS Chemex/SGS Geosol):
January 2010 - December 2014

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Figure 11-6 Field Duplicates Chart (PGDM):
January 2010 - December 2014

Check Samples

A total of 835 pulp duplicate samples were submitted to Acme Analytical Laboratories Ltd. (Acme) that were originally submitted to ALS Chemex or SGS Geosol between January 2010 and December 2014. A total of 61 duplicate pulps were submitted to SGS Chemex that were originally analyzed at the PGDM laboratory in the same time period. From January to October 2015, an additional 815 pulp duplicate samples were submitted to SGS Chemex following assaying at the PGDM laboratory.

The results of the 2015 inter-laboratory check analyses are poor although no significant bias is observed (Figure 11-7). Seventy-five check samples were analyzed in March 2018. The means of both laboratories were similar at 4.68 g/t Au for original samples and 4.86 g/t Au for the check laboratory, and little or no bias appears to be present though variability continues to produce high failure rates. An additional 115 check samples were taken in May 2018, however, the results were not presented to RPA at the time of this report.

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Figure 11-7 Scatter Plot Duplicate Pulp Analyses: 2015

Figure 11-8 Scatter Plot Duplicate Pulp Analyses: 2018

TrÊs Buracos Deposit

Certified Reference Materials

A total of 290 CRM samples were submitted with Três Buracos exploration samples to ALS Chemex or SGS Geosol from January 2007 to October 2014. An additional 266 CRM samples were analyzed in the PGDM laboratory from January 2016 to December 2016. Results are summarized in Table 11-3.

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Table 11-3 PGDM Laboratory CRM Sample Results:
January 2007 To December 2016

Pilar Operations

CRM	Expected Value (g/t Au)	Average Value (g/t Au)	Diff. (g/t Au)	No. Submitted	No. + 2 SD	No. + 3 SD	Failures (%)
G904-6	0.36	0.346	-0.014	42	1	0	0
G999-1	0.82	0.792	-0.028	60	0	0	0
G912-5	0.38	0.372	-0.008	62	0	1	1.61
G913-1	0.82	0.799	-0.021	31	3	0	0
G901-7	1.52	1.493	-0.027	91	0	1	1.1
G900-5	3.21	3.201	-0.009	61	0	0	0
G914-6	3.21	3.101	-0.109	32	0	0	0
G905-10	6.75	6.838	0.088	38	1	0	0
G312-9	5.84	5.737	-0.103	63	0	0	0
G909-4	7.52	7,694	0.174	16	0	1	6.25
G307-7	7.87	7.854	-0.016	20	0	1	5
G995-4	8.67	8.546	-0.124	40	2	0	0
				556	7	4	0.72

ALS Chemex and SGS Geosol returned excellent results (Figure 11-9) with no failures. The PGDM laboratory returned five results below the internal tolerance level during the year of 2016, where 98.15% of submitted CRM samples returned acceptable values. Results of CRM submitted from 2016 marked an improvement in laboratory performance where only 0.73% of results fell outside internal tolerance limits. A low bias was observed in most grade ranges for gold for CRMs submitted to the PGDM laboratory. CRM results for the PGDM laboratory and SGS Geosol from 2016 are shown in Figure 11-10.

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Figure 11-9 Standardized CRM Control Chart (ALS Chemex/SGS Geosol): January 2007 to December 2014

Figure 11-10 Standardized CRM Control Chart (PGDM):
2016

Blanks

A total of 255 blank samples were submitted with Três Buracos exploration samples to ALS Chemex or SGS Geosol from January 2007 to December 2014. A total of 278 blanks were submitted to the PGDM laboratory and 10 blanks to SGS Geosol in 2016. ALS Chemex and SGS Geosol returned excellent results with no failures. The Pilar laboratory also returned acceptable results with a compliance rate of 100%. Figure 11-11 displays the results of the blank samples submitted to the PGDM laboratory and SGS Geosol from November 2015 to December 2016.

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Figure 11-11 Blank Control Charts (ALS Chemex/SGS Geosol):
January 2007 to December 2014

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Field Duplicates

A total of 352 field duplicate samples were submitted with Três Buracos exploration samples to ALS Chemex or SGS Geosol from January 2007 to December 2014 (Figure 11-12). A total of 377 field duplicates were submitted to the PGDM laboratory in 2016 (Figure 11-13).

ALS Chemex, SGS Geosol, and the PGDM laboratory all returned results showing moderate to poor correlation. The observed variability of the results of the field duplicate samples can be attributed to the natural variability of gold distribution in the deposit as well as the small sample size.

Figure 11-12 Field Duplicates Chart (ALS Chemex/SGS Geosol):
January 2007 - December 2014

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Figure 11-13 Field Duplicate Pairs - Au ppm TrÊs Buracos (PGDM):
2016

Preparation Duplicates

In 2016, 377 preparation duplicate Três Buracos exploration samples were submitted to the PGDM laboratory as shown in Figure 11-14. RPA recommends investigation for the cause(s) of the large number of failures.

Figure 11-14 Preparation Duplicate Analyses (PGDM);
2016

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Check Samples

Inter-laboratory check sample analysis of samples originally assays at PGDM and subsequently submitted to SGS Geosol (Figure 11-15) does not appear to show bias.

Figure 11-15 Scatter Plot of Duplicate Pulp Analyses

Maria LÁzara Mine

Certified Reference Materials

A total of 743 standard samples were submitted with Maria Lázara exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014. ALS Chemex and SGS Geosol returned excellent results with only nine failures more than two SD (1.21%) and no failures more than three SD. An additional 107 CRMs were submitted from January to October 2015 with acceptable results following reanalysis of the failures at SGS Geosol.

From March 2015 to May 2018, 1,334 standard samples were analyzed at the PGDM laboratory including 402 from drill holes and 932 from channel samples. A control chart is shown in Figure 11-16. Only 15 samples (1.12%) returned values outside of three SDs, and seven samples were between two and three SDs (0.52%) (Table 11-4). RPA considers these results to be excellent.

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Table 11-4 PGDM Laboratory CRM Sample Results:
March 2015 to May 2018

Pilar Operations

CRM	Expected Value (g/t Au)	Average Value (g/t Au)	Difference (g/t Au)	No. Submitted	≥2SD // <3SD		≥3SD
					No. Outside Limit	% Outside Limit	No. Outside Limit	% Outside Limit
G999-1	0.82	0.818	-0.002	301	0	0.00%	2	0.66%
G901-7	1.52	1.487	-0.033	343	4	1.17%	4	1.17%
G900-5	3.21	3.165	-0.045	346	1	0.29%	3	0.87%
G310-8	7.97	7.922	-0.048	344	2	0.58%	6	1.74%
			Total	1334	7	0.52%	15	1.12%

Figure 11-16 Standardized CRM Control Chart (PGDM):
March 2015 - May 2018

Blanks

A total of 745 blank samples were submitted with Maria Lázara exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014. ALS Chemex and SGS Geosol returned excellent results with only one failure (0.13%). An additional 108 blanks (83 SGS Geosol, 25 Pilar) were submitted from January to October 2015. Results were excellent with the failure rate at the PGDM laboratory at 0% and at SGS Geosol only 1.2%.

From 2015 to 2018, 696 blank samples were analyzed from the PGDM laboratory, which returned only four samples (0.57%) outside of the 0.08 g/t Au tolerance limit (Figure 11-17).

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Figure 11-17 Blanks Control Chart (PGDM):
February 2015 - May 2018

Field Duplicates

A total of 1,087 field duplicate samples were submitted with Maria Lázara exploration samples to ALS Chemex or SGS Geosol from January 2010 to December 2014. ALS Chemex and SGS Geosol returned good results (Figure 11-18) with a failure rate of 3.13%. An additional 151 field duplicates (121 SGS Geosol, 30 PGDM) were submitted from January to October 2015. Results were acceptable considering the heterogeneous nature of the gold mineralization and the low grade of most of the samples (Figure 11-19).

RPA did not receive field duplicate sample data for October 2015 to May 2018 for Maria Lázara. Monthly QA/QC reports dating back to December 2015 state that underground channel and drill sampling programs did not include field duplicate samples.

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Figure 11-18 Field Duplicates Chart (ALS Chemex/SGS Geosol)

Figure 11-19 2015 Field Duplicates Chart (SGS Geosol)

Most of the field duplicates are below cut-off grade for the deposit. RPA recommends that additional higher grade duplicates be submitted for analysis.

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Preparation Duplicates

A total of 689 preparation duplicates were submitted for Maria Lázara from 2015 to May 2018. Results were acceptable considering the heterogeneous nature of the gold mineralization and the low grade of most of the samples (Figure 11-20).

Figure 11-20 Preparation Duplicates Chart (PGDM) (2015-2018)

Check Samples

A total of 1,188 pulp duplicate samples were submitted to Acme that were originally submitted to ALS Chemex or SGS Geosol from January 2010 to December 2014. Acceptable results were returned with no failures. From January 2015 to October 2015, 143 pulp duplicate samples were submitted to SGS Geosol following assaying at the PGDM laboratory. Acceptable results were returned. From March 2016 to March 2017, 198 samples that were assayed at PGDM were submitted to SGS Geosol for check assay. Samples displayed similar high variability to PGDM laboratory results, with high failure rates though bias appeared to be low. A scatter plot of the 2016-2017 data is shown in Figure 11-21.

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Figure 11-21 Scatter Plot of Check Samples:
March 2016 - March 2017

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12 Data Verification

All drill hole, survey, geological, and assay information used for the resource estimation was verified and approved by PGDM’s geological staff and maintained as a series of discrete databases. The databases have been extensively used in the past years and have been corrected for errors. As well, low-confidence data have been removed from the resource database.

RPA reviewed the methods and practices used by PGDM and Leagold to generate the resource database (including drilling, sampling, analysis, and data entry) and found the work to be appropriate for the geology and style of mineralization. RPA checked a select number of drill holes to verify the described methods and application of practices. The following checks were made by RPA:

•	Reviewed the drill hole traces in 3D, level plan, and vertical sections and found no unreasonable geometries.

•	Queried the database for missing or repeated data, unique header, duplicate holes, and gaps or overlapping intervals. No issues were identified.

•	Ensured that the total depth recorded in each drill hole database table was consistent. No issues were identified.

•	Visited core handling facility.

•	Reviewed core logs for holes JD-411, JD-414, JD-425, JD-441, JD-452, JD-513, JD-525, JD-550, JD-559, and JD-571.

•	Compared original assay records against the database for holes JD 021, JD 054, JD 111, JD 209, JD 292, JD 318, JD 336, JD 360, JOT 057, JOT093, JOT 110, JOT115, and JOT 127, JM_154, JM_160, JM_172, JM_184, JM_196, JM_201, JM_208, JM_220, JM_230, JM_236, ML_093, ML_098, ML_103, ML_081, ML_084 and ML_088. No issues were identified.

No major issues were identified with the database. RPA recommends converting and consolidating the various tables in Microsoft Access database to one robust SQL - type solution. RPA is of the opinion that the practices and procedures used to generate the Pilar database are sufficient to support Mineral Resource and Mineral Reserve estimation.

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13 Mineral Processing and Metallurgical Testing

Metallurgical Testing

Pilar Mine

Introduction

The metallurgical testing programs supporting the 2010 Feasibility Study for the Pilar mine, including development of the process flow sheet and process design criteria, were completed in a number of laboratories located in Brazil and Canada. The main ore characterization study was designed and supervised by HDA Servicos S/S Ltda and carried out by Escola Politecnica da Universidade de Sao Paulo Departamento de Engenharia de Minas e de Petroleo (EPUSP or Polytechnic School of the University of São Paulo Department of Mining and Petroleum Engineering) in the Departamento de Laboratório de Caracterização Tecnologia (UPUSP or Laboratory of Characterisation and Technology). The following reports were used as a basis for process design and were available for RPA to review:

•	Caracterizacao Tecnologica de Duas Amostras de Minerio Aurifero - Pilar de Goiás, GO, Brazil, Yamana Desinvolvimento Mineral S.A., March 2008

•	Technological Characterisation of Two Gold Bearing Mineral Samples, Escola Politecnica da Universidade de Sao Paulo Departamento de Engenharia de Minas e de Petroleo EPUSP - Laboratory of Characterisation and Technology - Pilar de Goiás - March 2008

•	Residue Characterisation and Settling Rates for Thickener Design, Laboratório de Tratamento de Minério e Resíduos Industrials (LTMRI) EPUSP - June 2008

•	Metallurgical Test Report - Yamana Pilar - Project No: KRTS 20353 - GRG Test work, Knelson Research and Technology Centre - August 2008

•	Revision of Comminution Circuit Modelling, HDA Services - Pilar de Goiás Project -July 2009

•	Caracterizacao de Amostras de Minerio de Pilar, Relatorio, Yamana Desinvolvimento Mineral S.A., HDA Servicos S/S Ltd., November 2009

•	Yamana Projeto Pilar, Testes de Sedimentacao para Amostras de Minerio de Ouro Moido, FL Smidth, March 2010

•	Projeto Pilar, Relatoriodes Testes Hydrometallicos com Minerio do Projeto Pilar, Relatorio Final, Yamana Gold Inc., Rev 2, May 2010

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•	Yamana Gold Inc., Pilar de Goiás Project, Goiás, Brasil, NI 43-101 Technical Report, AMEC Minproc Enginharia e Consultaria Ltda., August 2010

•	Technical Report on the Pilar de Goiás Gold Project, Goiás State, Brazil, NI 43-101 Report, Scott Wilson Roscoe Postle Associates Inc., December 2010

•	Arce, J.P., Mascarenhas, I.P., Rodrigues, H.R.S., Sansao, B.M.B, Silva, J., G.,.Diminuicao Do Teor De Rejeito Utilizando Oxigenio Liquido Na Lixiviacao Na Planta de Beneficiamento de Pilar de Goiás - Briogold, Presented at XXVII Encontro Nacional de Tratamento de Minerios e Metalurgia Extrativa Belem - PA, 22 a 26 de Outubro 2017

•	Relatorio Testes Geometalurgicos Três Buracos, Pilar de Goiás - Briogold, 2017

The testwork conducted covered the following areas and is described in detail in the sections below:

•	Sample selection
•	Sample characterization including:
o	Mineralogy, including X-ray fluorescence (XRF) and X-ray diffraction (XRD) analyses
o	Heavy media separation
o	Amalgamation
o	Cyanide leaching
•	Comminution, including Bond and JK Tech SMC testwork
•	Gravity recoverable gold (GRG)
•	Solid liquid separation

Mineralogy and Metallurgical Sampling

The Pilar trend consists of three main zones; Jordino and Ogó, both considered part of the Pilar deposit, and Três Buracos. Metallurgical test samples were taken only from the Jordino zone as it was readily accessible and it was agreed, at the time, that the Jordino samples would be representative of the other zones within the Pilar trend and Project area.

The Caiamar mine deposit was an exception. A separate study was performed on the Caiamar mine deposit and testwork was performed using Caiamar samples. These are discussed in a separate section.

The Pilar and Três Buracos deposits are hosted in chlorite schists and graphite schists within a sequence of chemical metasedimentary rocks, clastic metasedimentary rocks, small intrusive bodies, and gneissic rocks forming the southwestern portion of the Pilar Greenstone Belt.

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The Pilar deposit has been classified into two main zones or ore types as follows:

•	Type I - Chlorite Schist - Upper zone - referred to as the external envelope, hosted in chlorite schist in the hanging wall portion of the main thrust fault. The Upper zone is continuous along the Pilar trend with a width of up to 60 m. The Upper zone is characterized by the presence of commonly thin quartz veins and associated sulphides, mostly pyrite. Y

•	Type II - Basal zone - hosted on the basal contact of the chlorite schist with the graphite schist. The Basal zone is characterized by strong silicification and sulphidation. Arsenopyrite is the main sulphide and it commonly constitutes up to 5% of the rock composition. The highest grades are closely associated with high arsenopyrite and quartz content.

Metallurgical Sampling

Two drill core composite samples, one representing Type I ore and the other Type II ore, were selected by Yamana geological staff and then sent for external metallurgical testing, which was also supervised by Yamana. AMEC Minproc Enginharia e Consultaria Ltda (AMEC) reviewed the two core composite samples in the course of preparing the Feasibility Study NI 43-101 technical report (2010) and determined that the samples were representative of the mineralization in the deposit. The drilling program for the Pilar deposit was completed by the end of the Feasibility study. RPA concurs with the use of core composite samples for the testwork.

Sample Characterization

The main body of testwork completed in support of the Feasibility Study was the Sample Characterization Testwork. The ore characterization study was designed and supervised by HAD Servicos S/S Ltda and carried out by Escola Politecnica da Universidade de Sao Paulo Departamento de Engenharia de Minas e de Petroleo EPUSP - Laboratory of Characterisation and Technology. The experimental procedure employed in the characterization study consisted of the following steps:

•	Assay by size analysis using wet screening on sieves with nominal apertures of 590 µm, 300 µm, 150 µm, 74 µm, and 37 µm.

•	Chemical and mineralogical analysis of the initial sample and the fraction less than 37 µm fraction.

•	Mineral separation in heavy liquid (“Bromoform” with a density of 2.80 g/cm3) for all fractions above 37 µm, separating the products into a light or floating fraction with a density lower than 2.8 g/cm3 and a sinks fraction with a density higher than 2.8 g/cm3.

•	The sinks product was then fed to an “elutriation” process and intermediate and heavy fractions produced.

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•	The elutriation heavy product was then fed to a mercury amalgamation process to generate an amalgam concentrate product and amalgam residue product.

•	Separation of the amalgam heavy product and analysis of this product.

•	Cyanidation of the following products:
o	Fraction less than 37 µm;
o	Light products;
o	Intermediate product (light products from the elutriation process); and
o	Heavy product (from the elutriation process after removal of amalgam).

•	A solution and solid residue of each product by size fraction was then obtained.

•	Chemical analysis of Au and Ag for all the products obtained.

•	The amalgamation process was carried out at the 1:20 ratio (Hg/sample mass) under stirred conditions at 150 rpm for 12 hours uninterrupted, with the mercury removed from the sample by elutriation.

Chemical and Mineralogical Analysis

Head analyses of the core composites were performed on samples of the Type I and Type II ores. The samples were ground to 100% passing 840 µm and screened through 590 µm, 300 µm, 150 µm, 74 µm, and 37 µm screens. The head assays for gold and silver in Sample 1 (Type I ore) were 2.8 g/t Au and 0.76 g/t Ag and the head assays for gold and silver in Sample 2 (Type II ore) were 2.37 g/t Au and 1.78 g/t Ag. The gold and silver grades and distributions by size fraction for the samples are presented in Table 13-1.

Table 13-1 Gold and Silver Analyses by Size Fraction

Pilar Operations

Sample	Grind Size (µm)	Weight Fraction (%)	Cumulative Weight (%)	Grade (g/t Au)	Grade (g/t Ag)	Sample Distribution (Au %)	Sample Distribution (Ag %)
Sample 1	-840 + 590	12.3	12.3	3.17	0.61	14.0	10.0
	-590 + 300	19.8	32.1	3.23	0.76	22.8	19.8
	-300 + 150	16.6	48.7	4.77	0.83	28.2	18.3
	-150 + 74	20.0	68.8	2.50	0.47	17.8	12.4
	-74 + 37	16.8	85.6	1.86	0.50	11.2	11.1
	-37	14.4	100	1.16	1.50	6.0	28.5
	Total -840	100.0		2.80	0.76	100.0	100.0

Sample 2	-840 + 590	12.0	12.0	2.36	1.13	11.9	7.6
	-590 + 300	21.5	33.5	2.96	1.54	26.8	18.6
	-300 + 150	20.4	53.9	3.46	1.97	29.8	22.6
	-150 + 74	22.1	76.1	1.67	1.58	15.6	19.7
	-74 + 37	12.8	88.8	1.85	1.75	10.0	12.6
	-37	11.2	100	1.26	3.00	5.9	18.8
	Total -840	100.0		2.37	1.78	100.0	100.0

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Mineralogical evaluations were performed by EPUSP including XRF and XRD mineralogical evaluations of Type I and II ores. The results of the XRF analysis for oxide grades and trace element analysis are presented in Tables 13-2 and 13-3, respectively.

Table 13-2 Main Oxide Grades by XRF Analysis (%)

Pilar Operations

Samples	SiO2	Al2O3	Fe2O3	MgO	K2O	Na2O	CaO	TiO2	P2O5	As2O3	SO3	PF
Sample 1	63.1	14.7	7.96	2.3	2.2	1.49	1.46	0.64	0.23	0.49	1.92	3.14
Sample 2	60.5	10.5	7.86	3.82	1.78	0.89	3.47	0.56	0.22	1.29	2.5	6.07

Table 13-3 Trace Element Analysis by XRF ProTrace (ppm)

Pilar Operations

Samples	Ba	Pb	Zn	Cu	Ni	As	Sr	Mn	Cr
Sample 1	702	28	82	64	106	3,780	165	940	450
Sample 2	773	108	184	120	165	10,900	167	1,280	355

The two ore types contain similar mineral assemblages. The following is a summary of the results of X ray diffraction analysis of the two sample types:

•	Major minerals - quartz, mica, and feldspar

•	Minor minerals - amphibole, garnet, dolomite, arsenopyrite, and chlorite

•	Trace minerals - Sulphides (pyrite, pyrrhotite, chalcopyrite, and galena), ilmenite, rutile, rare earth phosphate, Precious Metals (platinum, gold, and silver), scheelite, silvanite, and thorite.

Heavy Liquid Testing

Heavy liquid testing was performed to determine the potential for gold recovery by gravity concentration. The ground samples are mixed in a liquid with a density of 2.8 kg/m3, and allowed to separate, to float, or to sink. The gold bearing minerals, both pyrite and arsenopyrite, with densities greater than 2.8 kg/m3, sink, while the minerals with a density higher than 2.8 kg/m3 would float.

Sample 1 (Type I) - The results showed the comparison between grinding the ore to -840 µm and -300 µm. When Sample 1 ore was ground to -840 µm, 64% of the gold was recovered into 6.8% of the mass, resulting in a gold grade of 28.88 g/t. When ground to -300 µm, the gold recovery increased to 78.3% in 6.9% of the mass, resulting in a gold grade of 33.33 g/t.

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Sample 2 (Type II) - When Sample 2 ore was ground to -840 µm, 47.1% of the gold was recovered into 6.7% of the mass, resulting in a gold grade of 20.88 g/t. When ground to -300 µm, the gold recovery increased to 57.8% into 7.6% of the mass, resulting in a gold grade of 21.68 g/t.

Amalgamation and Cyanidation of Heavy Products

The amenability of the ore samples to gravity separation was estimated by heavy liquid separation followed by amalgamation and elutriation of the heavy mineral concentrate product. For Sample 1, approximately 54% of the total gold was recovered by gravity separation followed by intensive cyanide leaching of the gravity concentrate from samples ground to less than 0.30 mm, and 33% from samples ground to less than 0.84 mm. For Sample 2, approximately 44% of the total gold was recovered by gravity separation followed by intensive cyanide leaching of the gravity concentrate from samples ground to less than 0.30 mm, and 34% from samples ground to less than 0.84 mm. Comminution primarily influences the gold recovered by amalgamation. The recovery by amalgamation increases for the fine particle size fractions, and amalgamation was not recommended for size fractions above 0.59 mm.

Cyanide Leach Testing

Forty-eight hour bottle roll cyanide leach tests, presented in Table 13-4, were performed on samples ground to three size distributions. High gold extractions were produced for all size fractions. Bottle roll tests indicate 48 hours as a total residence time for maximum gold extraction. With the removal of gold by gravity, a shorter leaching residence time is indicated. For Sample 2, finer grinding is required to achieve high extraction rates, which may be caused by the association of gold with arsenopyrite.

Total metallurgical gold recovery was estimated at approximately 96%, with 35% contributed from gravity gold and 61% from cyanide leaching of ore ground to 80% less than 0.074 mm.

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Table 13-4 Cyanide Leaching of Pilar Samples 1 and 2

Pilar Operations

Sample	Grind Size (P80 µm)	Trial	Sample Grade (g/t Au)	Cyanide Consumption (g/t ore)	Gold Recovery (%)
Sample 1	330	A	3.10	510	94
		B	2.87	510	94
	150	A	2.85	440	97
		B	2.74	430	96
	74	A	3.25	510	98
		B	3.99	470	98
Sample 2	330	A	3.16	510	90
		B	3.50	470	93
	150	A	2.85	410	94
		B	2.62	390	93
	74	A	3.82	510	95
		B	3.00	540	96

Gravity Concentration TESTING (2009)

In 2009, Knelson Research and Technology Centre performed an Extended Gravity Recoverable Gold (GRG) test on a 30 kg sample of ore from Pilar. The GRG test provides an indication of the amenability of the ore to gravity concentration. The test results indicated that 77.8% GRG was recovered into 1.5% of the mass. The results of the three stage GRG test are provided in Table 13-5.

Table 13-5 GRG Test Results, Gold Recovery by Particle Size

Pilar Operations

Stage	Particle Size (P80 µm)	Mass (%)	GRG (%)
1	1,235	0.6	29.5
2	156	0.5	38.9
3	68	0.4	9.4

The overall GRG after three stages was 77.8%. The calculated feed grade of the sample was 5.3 g/t Au. The first stage GRG recovery was 29.5%, the second stage GRG recovery was 38.9%, and the third stage GRG recovery was 9.4%. The GRG test indicated that gold liberation and GRG recovery increased with a decrease in particle size. The design of the Pilar grinding circuit included the installation of a centrifugal concentrator in the primary cyclone underflow, with a grinding target product size of 74 μm. In this case the predicted liberation of GRG would be in the range of the second stage recovery of 68.4% in 1.1% of the mass.

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The concentrate gold grain sizes for the test corresponding to P20, P50 and P80 values for the Pilar sample were 52 µm, 74 µm, and 371 µm, respectively. Based on these values, the gold grains recovered in the test were considered to be coarse to very coarse. The Pilar ore is very amenable to gravity concentration due to the relatively coarse nature of the sulphide minerals and the gold particles.

Comminution Testing (2009)

Two samples of Jordino ore were sent to HDA Servicos S/S Ltd in 2009 for comminution testing. The samples were labeled CLS and IS + graphite schist (GS). These are assumed to be samples of the chlorite schist of Type I (the IS + GS is assumed to represent the transition or intermediate rock) and Type II (between the CLS and graphite schist and the graphite schist). The two samples, as discussed in previous sections, would represent the rock type comprising the main ore zone.

The samples were subjected to the basic suite of comminution tests including Bond ball mill and abrasion testing and JKTech drop weight testing. These data are presented in Tables 13-6 and 13-7 and were used to model the grinding circuit to determine the required size of the semi-autogenous grinding (SAG) and ball mills.

Table 13-6 Bond Work Index and Abrasion Index

Pilar Operations

Sample	Bond WI (kWh/t)	Ai
CLS	8.2	0.25
IS + GS	10.4	0.34

Table 13-7 JK Tech SAG/Autogenous Mill Breakage Parameters

Pilar Operations

Sample	Resistance to Impact Breakage				Resistance to Abrasion
	A	b	A*b	Classification	ta	Classification
CLS	56.2	1.11	62.6	Moderately Low	1.1	Moderately Low
IS + GS	55.9	0.8	45.0	Moderately High	0.59	High

SMC (Morrell, ore competence) tests were also performed on the samples of the two main Pilar ore types. Table 13-8 gives the resulting SMC drop weight indexes and abrasion indexes determined for the two ore types.

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Table 13-8 SMC Drop Weight Index Test Results for Pilar Ore Samples

Pilar Operations

Sample	SMC DWi	Ai
Sample 1	6.44	0.119
Sample 2	9.42	0.313

The comminution design parameters were used to model the grinding circuit using JKSimMet Mineral Processing Simulator Software. Table 13-9 presents the recommended process design criteria and equipment selection for the grinding circuit.

Table 13-9 Grinding Circuit Design Criteria and SAG Mill Specification

Pilar Operations

Parameter	Value
Project Criteria
Annual Plant Capacity (tonnes per annum)	1,000,000
Operational Efficiency (%)	90
Effective Hours per year	7,884
Grinding Circuit Throughput Rate (tph)	126.8
P80 of Grinding Circuit Feed (mm)	95
P80 of Grinding Circuit Product (µm)	150
Rock Characteristics (SMC)	9.42
Specific Gravity (t/m3)	2.7
SAG Mill
Number of Units	1
Mill Internal Diameter (inside liners, ft.)	16
Mill Internal Length (EGL, ft.)	23
Mill Speed (% critical)	80
Mill Speed Variation (% critical)	60 - 83
Operational Ball Charge Volume (%)	14
Maximum Ball Charge Volume (%)	18
Total Mill Charge Volume (%)	29
Nameplate Mill Motor Power (kW)	2,300
SAG Mill Operational Power
Mill Motor Power Requirement (kW)	2,140
Grinding Circuit Operational Index (kWh/t)	16.9

Solid Liquid Separation (2010)

In 2010, FL Smidth Brazil Ltda. was retained to complete laboratory-scale settling and sedimentation testwork to outline equipment for thickening of the leaching circuit feed. Tests on HG1 and HG2 samples used 2,000 mL beakers. It was determined that:

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•	A concentration of 13% solids in the feed produced the best sedimentation rate;

•	Magnafloc Ciba E-10 flocculant gave good performance, at a 10 g/t level;

•	An optimal underflow concentration of 55% was confirmed and Eimco E-CAT clarifiers were recommended.

Caiamar Mine

Metallurgical Testing Program

In December 2010, the Yamana project team prepared a summary of Yamana metallurgical studies conducted to evaluate the Caiamar mine. The findings of the studies were presented in the report, Caiamar Executive Report, Giorgio de Tomi, Ceng IMMM, December 2013. The results of the analysis of optional process routes indicated that the ore grades and recovery characteristics of the Caiamar samples compared well with those of the Pilar mine and that the Pilar processing facilities would be appropriate for processing the Caiamar ore.

Preliminary metallurgical studies on Caiamar bulk samples were carried out by Yamana in December 2010. The following studies were undertaken to evaluate the process options and to estimate the metallurgical recovery for the Caiamar mine:

•	Mineral Characterization, by the LCT-USP (Lab of Technological Characterization at the University of Sao Paulo, Brazil)

•	Grinding tests, by HDA Services

•	Sedimentation tests by FL Smidth and Delkor

•	Metallurgical recovery testing, including gravity concentration and leaching.

The head assay analyses for the bulk sample composite used in the metallurgical studies are presented in Table 13-10.

Table 13-10 Head Assay Analysis of Caiamar Metallurgical
Sample Composite

Pilar Operations

Element	Average Grade
Au (g/t)	6.25
Cu (ppm)	19.0
S (%)	0.63
As (%)	1.76
Fe (%)	6.01

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Mineral Characterization

Mineral characterization on the Caiamar mine samples was carried out by scanning electron microscopy (SEM) associated with MLA (Mineral Liberation Analyser). The system identified 126 carriers of gold particles (289 grains of gold). The main association is with arsenopyrite grains (74%). The average grain size was found to be 40 µm.

The direct leaching of sample P90 0.074 mm yielded a recovery of 95.3% within 72 hours. The results of the characterization technology on the -60 µm fraction indicated a total gold recovery of 71.9%.

Comminution Testing

The result of a Bond ball mill work index test was 17.8 kWh/t, a relatively high result as compared to the results for two samples from the Pilar deposit which yielded Bond ball mill work indices of 8.2 kWh/t and 10.4 kWh/t.

Metallurgical Recovery

Samples of Caiamar ore were ground to 125 µm and 106 µm and submitted for gravity recovery followed by cyanide leaching of the gravity tailings. The leach tests were performed both with and without activated carbon. The results of the tests are provided in Table 13-11.

Table 13-11 Results of Gravity Leach Tests of Caiamar Samples

Pilar Operations

P80	Gravity Separation (%)	Cyanide Leaching (%)	Overall Recovery (%)
125	59.16	87.9	95.1
106 (without carbon)	57.16	92.8	96.9
106 (with carbon)	57.16	92.7	96.9

Solid Liquid Separation

FL Smidth Brazil Ltda. was retained to complete laboratory-scale settling and sedimentation testwork to outline equipment for thickening of the leaching circuit feed. Two samples were prepared: one was ground to a P80 of 125 µm and the other to a P80 of 106 µm. It was determined that:

•	The best settling rate was obtained with a feed pulp density of 19% solids.

•	Magnafloc Ciba E-10 flocculant gave good performance, at an 11 g/t dosage rate.

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•	An underflow density of 55% solids was achieved and an 11 m diameter, high rate thickener was recommended for the specified 129 tonnes per hour (tph) feed rate.

Samples were also sent to Delkor for sedimentation testing.

•	The samples were ground to a P80 of 106 µm.

•	A feed pulp density of 13% solids produced the best sedimentation rate.

•	Magnafloc Ciba E-10 flocculant was used at dosage rate of 5.5 g/t.

•	An underflow density of 55% solids was achieved and a 20 m diameter, high rate thickener with auto-dilution was recommended for the specified 129 tph feed rate.

The recovery results indicate that the processing route recommended for the Caiamar mine ore would include grinding, gravity separation, with intensive cyanidation of the gravity concentrate, and cyanide leaching of the gravity tailings. There are no issues with natural carbon in the samples, which would require the use of carbon in leach, so carbon in pulp is acceptable. There were no deleterious elements identified in either the Pilar or Caiamar ores that would adversely affect the potential economic extraction of gold.

Plant Test - Use of Liquid Oxygen to Improve Cyanidation Kinetics (2016)

In February 2016, a full scale plant test was performed in the Pilar processing plant to determine the effectiveness of liquid oxygen to enhance the gold dissolution reaction kinetics, improve gold recovery and reduce the amount of gold lost to tailings. Normally, oxygen is one of the rate-limiting factors for gold dissolution. Higher oxygen concentrations tend to improve the reaction rate and depending on retention time, improve gold recovery.

There are two main methods of increasing the oxygen concentration in solution above the normal saturation concentration: one is the use of air under pressure and another is the use of a chemical oxidant such as hydrogen peroxide.

Prior to February 2016, only air was used to provide oxygen in the leaching tanks at Pilar. Initially, simulation tests were performed in the PGDM laboratory using pure oxygen to determine the effect of enhanced oxygen concentration on gold recovery. These tests were positive.

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An industrial test was then performed by PGDM in which pure oxygen was added into the first two leach tanks. The oxygen concentration was monitored using an OxyGuard oxygen meter. The probe was put into the tank and the reading was recorded once the meter stabilized.

Slurry samples were taken every two hours from the overflow launder of the final CIP tank. The two-hour samples were composited into a single sample for each shift. The samples were analysed for gold in the PGDM laboratory using fire assay.

Table 13-12 presents the results of the oxygen measurements taken in Leach Tank No. 1 and Leach Tank No. 2 beginning in August 2015 and ending in December 2016.

Table 13-12 Dissolved Oxygen Measurements Taken in Leach Tanks No. 1 and No. 2 from August 2015 to December 2016

Pilar Operations

	Leach Tank No. 1, Oxygen, mg/L			Leach Tank No. 2, Oxygen, mg/L
Month	Average	Maximum	Minimum	Average	Maximum	Minimum
2015	0.8	1.6	0.3	0.7	1.2	0.3
August	1.0	1.6	0.5	1.0	1.4	0.6
September	1.4	2.2	0.8	1.8	3.2	0.8
October	3.3	5.6	1.4	4.0	8.5	1.0
November	1.5	3.6	0.8	1.3	2.4	0.7
December	0.8	1.6	0.3	0.7	1.2	0.3
2016
January	3.3	4.5	2.1	2.8	5.0	1.0
February	6.7	15.8	2.0	7.4	18.7	2.2
March	7.5	15.6	2.2	11.5	26.2	4.1
April	5.2	8.4	1.2	6.8	18.9	0.9
May	8.8	13.2	4.1	12.5	16.7	1.7
June	12.3	17.4	4.2	15.3	23.4	3.6
July	14.8	26.4	9.0	19.4	32.5	12.5
August	14.8	31.1	9.2	23.6	42.2	15.1
September	15.3	27.3	8.2	17.6	25.8	10.5
October	9.9	16.0	4.5	11.8	19.7	5.7
November	13.6	21.5	9.0	13.8	21.7	9.0
December	13.7	21.41	4.2	11.7	17.4	4.8

Figure 13-1 is a chart of the average oxygen concentrations measured in Tank No. 1 and Tank No. 2 from August 2015 through December 2016.

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Figure 13-1 Oxygen Concentration in Leach Tanks No. 1 and No. 2 from August 2015 through December 2016

The addition of pure oxygen beginning in February 2016 results in a large increase in the average dissolved oxygen concentration in both Tank No.1 and Tank No. 2, with Tank No. 2 seeing the highest concentrations. In comparison, the maximum dissolved oxygen concentration under the normal Pilar site conditions of 750m above sea level and a pulp temperature of approximately 40 C would be approximately 5.8mg/L. This is higher than the actual average readings observed in 2015 and prior to the oxygen injection project due to oxygen consumption by sulphide minerals in the slurry.

Table 13-13 presents the results of the tests using both air and pure oxygen in Leach Tanks No 1 and No. 2. The table presents the gold grade in the material feeding the leach tanks, the gold grade in the discharge of the final CIP tank and the resulting global gold recovery.

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Table 13-13 Gold Grade in the Leach plant Feed and final
CIP Tank and Gold Recovery

Pilar Operations

Month	Plant Feed Gold Grade (g/t)	CIP Final Tank Gold Grade (g/t)	Global Gold Recovery (%)
2015
August	2.51	0.139	94.5%
September	2.71	0.163	93.7%
October	2.44	0.131	95.4%
November	2.58	0.130	94.8%
December	2.47	0.127	96.2%
2016
January	2.51	0.148	95.1%
February	2.39	0.135	93.9%
March	2.43	0.149	94.9%
April	2.43	0.136	94.1%
May	2.54	0.123	97.0%
June	2.58	0.105	97.3%
July	2.30	0.110	94.9%
August	2.43	0.113	94.9%
September	2.39	0.105	96..5%
October	2.30	0.110	92.5%
November	2.35	0.100	97.8%
December	2.36	0.113	95.5%

Figure 13-2 presents the results of the tests using both air and pure oxygen in Leach Tanks No 1 and No. 2. The chart presents the gold grade in the material feeding the leach tanks, the gold grade in the discharge of the final CIP tank and the global gold recovery.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 13-15

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Figure 13-2 Gold Grade in the Leach Plant Feed and Final
CIP Tank and Gold Recovery

The best measure of the effectiveness of the use of pure oxygen is in the gold grades of the CIP tailings. Prior to the use of oxygen, from August 2015 through to January 2016, the average, maximum and minimum CIP tailings grades were 0.140 g/t Au, 0.163 g/t Au and 0.127g/t Au, respectively. From February 2016 to December 2016, the average, maximum and minimum CIP tailings grades with the use of oxygen were 0.118 g/t Au, 0.149 g/t Au and 0.100 g/t Au respectively, a definite improvement.

In summary, the result of the test was an increase in gold recovery in Leach Tanks No. 1 and No. 2 and, consequently, the gold grade of the CIP tailings was decreased. The gold grade in the tailings was reported to be the lowest ever recorded by PGDM since the plant start-up. The increase in recovery resulted in increased gold production and associated revenue to make the use of oxygen economic and justified its continued use in the plant.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 13-16

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TrÊs Buracos Mine

Metallurgical Testing Program

In 2017, a metallurgical testing program was performed in the PGDM laboratory on samples of the Três Buracos ore deposit. Samples were collected during two campaigns for use in the testwork.

In the 1st Campaign, 100 kg of samples were received with a particle size distribution of 100% passing 3.35 mm. The samples were not separated by lithology and were subjected to grindability, sedimentation, gravity recoverable gold, GRG, testing and leaching tests to determine the relationship between cyanide concentration and recovery.

Samples delivered to the PGDM laboratory from the second sampling campaign were separated by major ore type, approximately 80kg of intercalated schist (IS) and approximately 60 kg of chlorite schist (CLS). The particle size distribution of the samples, as received, was 100% passing 1/8’ (3,175 mm). The samples were homogenized, quartered and separated (split) into 1 kg samples.

The 2nd Campaign testing program consisted of:

•	Comminution
•	Granulometry and assay of screen fractions.
•	Determination of gravity recoverable gold (GRG)
•	Cyanide leaching with variation in initial cyanide concentration
•	Cyanide leaching kinetics
•	Sedimentation tests with use of flocculants

A portion of the 1 kg samples were selected and submitted for comminution testing and granulometry. The remainder of the 1 kg samples were passed through the laboratory pilot Knelson concentrator for gravity recovery and the rejects then used for the remainder of the tests.

Sample Preparation - 2nd Campaign

For the 2nd Campaign, the samples used in leach testing were ground to 80% passing 120 mesh (125 μm) and then all of the material was screened on a 20 mesh (0.85 mm) screen to collect any oversize gold particles that carried from the previous gravity concentration tests. Any oversized material was rerun through the Knelson concentrator.

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Gravity Concentration

The results of the gravity concentration tests are presented in the Table 13-14.

Table 13-14 Results of Gravity Concentration Tests for
TrÊs Buracos IS and CLS Ores

Pilar Operations

Lithology	Mass of Feed (g)	Feed Grade Au (g/t)	Mass of Concentrate (g)	% of Initial Mass	Concentrate Grade Au (g/t)	Mass of Reject (g)	Grade of Reject Au (g/t)	Recovery (%)
IS	9,236	0.880	89.91	0.97	68.619	9,146	0.375	57.39
CLS	11,510	0.792	98.02	0.85	44.739	11,412	0.378	52.27

Bond Work Index Tests (BWi)

Table 13-15 present the results of Bond work index tests on samples from the 1st Campaign and IS and CLS samples from the 2nd Campaign of sampling.

Table 13-15 Results of Bond Work Index Tests for
TrÊs Buracos

Pilar Operations

Lithology	WI (kWh/t)
1st Campaign	13.06
IS	12.68
CLS	14.11

Sedimentation Tests

Sedimentation tests were performed on samples of the 1st Campaign and the lithologies, IS and CLS samples from the 2nd Campaign. The prepared samples ground to 80% passing 0.125 mm were used. The pulp density was adjusted to 26% solids for the 1st Campaign samples and 34% solids for the IS and CLS samples. Three flocculants were tested and compared by measuring the velocity of sedimentation.

•	The highest settling rate for the 1st Campaign sample was 9.16 m/h using 50 g/t of Preastol 2515.

•	The Preastol 2515 also worked well for the IS samples, again showing one of the highest settling rates at 12.18 m/h. The Senfloc 5210 was close behind with a settling rate of 11.49 m/h.

•	The Senfloc 5210 was the best performer for the CLS samples both at 30 g/t and 40 g/t dosage rates and worked for both the 1st Campaign and IS samples. The Preastol and Ixomfloc OF 304 flocculants did not perform well at all with the CLS samples.

•	All three of the flocculants preformed acceptably for the 1st Campaign and the IS samples. The more difficult settling ore is the CLS. The percentage of CLS in the ore blend may determine the most favourable flocculants.

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Leach and CIP Testing - 2nd Campaign

Cyanide leach tests were performed on samples of IS and CLS ores from the 2nd Campaign to determine the effects of compressed air, oxygen, pre-lime and initial cyanide concentration on gold recovery. The conditions for the test were a grind size of 0.125 mm, a pulp density of 50% solids and a pH of 10.5. The samples were treated with air, oxygen or pre-lime in an agitated jar test for four hours before cyanide was added and the slurry was transferred to a bottle and rolling table for the remainder for the leach test period. Table 13-16 shows the results of the cyanide leach and CIP tests performed on the IS samples.

Table 13-16 Results of IS Sample Cyanide Leach and CIP Testing
for TrÊs Buracos

Pilar Operations

Test Number	P80 (μm)	Test	Reagents (g/t)			Gold
			Lime Cons.	Initial NaCN Conc.	Specific NaCN Cons.	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Average Recovery (%)	Global Recovery (%)
1	125	Compressed Air	200	1,000	998	0.375	0.076	79.73	77.20	89.41
			220	1,000	998		0.095	74.67
2	125	Oxygen	240	1,000	998	0.375	0.071	81.07	82.53	91.89
			240	1,000	998		0.060	84.00
3	125	Pré-Lime	180	1,000	998	0.375	0.061	83.73	79.73	90.58
			180	1,000	998		0.091	75.73

Table 13-17 shows the results of the cyanide leach and CIP tests performed on the CLS samples.

Table 13-17 Results of CLS Sample Leach and CIP Testing for
TrÊs Buracos

Pilar Operations

Test Number	P80 (μm)	Test	Reagents (g/t)			Gold
			Lime Cons.	Initial NaCN Conc.	Specific NaCN Cons.	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Average Recovery (%)	Global Recovery (%)
1	125	Compressed Air	500	1,000	984.13	0.378	0.065	82.80	82.01	91.41
			740	1,000	961.70		0.071	81.22
2	125	Oxygen	300	1,000	998	0.378	0.061	83.86	80.56	92.34
			300	1,000	998		0.086	77.25
3	125	Pré-Lime	240	1,000	999	0.378	0.079	79.1	83.07	93.33
			180	1,000	997		0.049	87.04

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Gold Recovery versus Cyanide Concentration, 1st Campaign, IS and CLS Samples

Cyanide leach tests were performed on samples of 1st Campaign and the IS and CLS ores from the 2nd Campaign to determine the effects of variation in initial cyanide concentration on gold recovery. The conditions for the test were a grind size of 0.125 mm, a pulp density of 50% solids and a pH of 10.5. The samples were sparged with air in an agitated jar test for six hours before cyanide was added and the slurry was transferred to a bottle and rolling table for the remainder for the leach test period. Table 13-18 shows the results of the cyanide leach and CIP tests performed on the 1st Campaign samples.

Table 13-18 Results of 1st Campaign Sample Leach and CIP
Testing with Variation of Cyanide Concentration for TrÊs
Buracos

Pilar Operations

Test Number	P80 (μm)	Concentration CN (ppm)	Reagents (g/t)			Gold
			Lime Cons.	Initial NaCN Conc.	Specific NaCN Cons.	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Average Recovery (%)
1	125	200	360	396	382	1.06	0.20	81.08	83.29
			400	396	359		0.15	85.81
2	125	400	370	789	711	1.06	0.04	96.22	96.22
3	125	600	390	1,190	1,074	1.06	0.06	94.80	94.32
			390	1,190	1,036		0.07	93.85

Table 13-19 shows the results of the cyanide leach and CIP tests performed on the IS samples.

Table 13-19 Results of IS Sample Leach and CIP Testing with Variation of Cyanide Concentration for TrÊs Buracos

Pilar Operations

Test Number	P80 (μm)	Concentration CN- (ppm)	Reagents (g/t)			Gold
			Lime Cons.	Initial NaCN Conc.	Specific NaCN Cons.	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Average Recovery (%)	Global Recovery (%)
1	125	200	220	396	388	0.375	0.051	86.40	84.66	92.87
			240	396	394		0.064	82.93
2	125	400	180	794	789	0.375	0.050	86.67	88.02	94.36
			240	794	790		0.041	89.07
3	125	600	240	1,190	1,150	0.375	0.049	86.93	86.13	93.56
			240	1,190	1,161		0.055	85.33

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Table 13-20 shows the results of the cyanide leach and CIP tests performed on the CLS samples.

Table 13-20 Results of CLS Sample Leach and CIP Testing with Variation of Cyanide Concentration for TrÊs Buracos

Pilar Operations

Test Number	P80 (μm)	Concentration CN- (ppm)	Reagents (g/t)			Gold
			Lime Cons.	Initial NaCN Conc.	Specific NaCN Cons.	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Average Recovery (%)	Global Recovery (%)
1	125	200	300	396	389	0.378	0.049	87.04	84.79	94.00
			400	396	394		0.066	82.54
2	125	400	240	794	791	0.378	0.056	85.19	86.65	94.73
			200	794	791		0.045	88.10
3	125	600	180	1,190	1,173	0.378	0.055	85.45	87.44	95.05
			200	1,190	1,166		0.040	89.42

Figure 13-3 presents the average gold recovery versus initial cyanide concentration for the 1st Campaign, the IS and the CLS samples and the global recoveries for the IS and CLS samples.

Figure 13-3 Average Gold Recovery vs. Initial Cyanide (Cn-) Concentration for TrÊs Buracos

An initial NaCN concentration of 1,000 ppm NaCN or 530 ppm CN- is a good operating point for gold recovery. NaCN consumptions ranged from 388 g/t to 1.173 g/t with gold recoveries ranging from 94 to 95%. Cyanide consumptions are dependent on initial cyanide concentration. Recoveries were similar with initial CN- concentrations of 400 and 600 ppm. Consumption at 400 ppm CN- was approximately 790 g/t NaCN and for 600 ppm CN- was approximately 1,160 g/t NaCN.

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Cyanide Leach Test Kinetics - 2nd Campaign

The cyanide leach kinetics tests were performed for a duration of 48 hours using the standard IS and CLS composite samples from the 2nd Campaign. The samples were processed through a Knelson gravity concentrator and represent the gravity rejects. 2.5kg of gravity reject sample was used to generate duplicate feed samples with particle size distributions of 80% passing 0.125 mm. The tests were run without activated carbon under the following conditions

•	Pulp density of 50% solids
•	pH is adjusted to 10.5
•	Sample used are IS and CLS with particle sizes of 80% passing 0.125 mm
•	Sample were taken from the leach tests at 2, 6, 8, 24, 32, and 48 hours
•	Initial concentration of cyanide as NaCN is 1,000 g/t
•	Initial grade for the IS sample is 0.375g Au/t and 0.378g Au/t for the CLS sample.

Tables 13-21 and 13-22 present the results of the leach kinetic tests for the IS and CLS samples.

Table 13-21 Results of IS Sample Cyanide Leach Kinetics Tests
for TrÊs Buracos

Pilar Operations

Hours	Reagents (g/t)			Gold
	Lime Consumption	Initial NaCN Concentration	NaCN Consumption	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Global Recovery (%)
2	130	1000	834	0.375	0.253	33.55	71.25
6	130	1000	843	0.253	0.218	42.76	75.23
8	130	1000	848	0.218	0.165	56.58	81.25
24	130	1000	865	0.165	0.153	59.87	82.61
32	130	1000	868	0.173	0.148	61.18	83.18
48	130	1000	860	0.148	0.155	59.21	82.39

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Table 13-22 Results of CLS Sample Cyanide Leach Kinetics Tests
for TRÊs Buracos

Pilar Operations

Hours	Reagents (g/t)			Gold
	Lime Consumption	Initial NaCN Concentration	NaCN Consumption	Feed Grade (g/t)	Reject Grade (g/t)	Recovery (%)	Global Recovery (%)
2	120	1000	865	0.378	0.245	35.66	69.07
6	120	1000	869	0.245	0.155	59.21	80,43
8	120	1000	852	0.155	0.159	58.29	79.92
24	120	1000	880	0.173	0.16	57.89	79.8
32	120	1000	910	0.16	0.13	65.79	83.59
48	120	1000	878	0.13	0.273	28.29	65.53

Figure 13-4 is a plot of the gold recovery and reject gold grades versus residence time results for the IS and CLS samples.

Figure 13-4 Gold Recovery vs. Residence Time for IS and CLS
Samples for TrÊs Buracos

The kinetic tests show that the gold recovery is essentially complete after six hours with a maximum at 32 hours. The drop in recovery in the 48 hour CLS sample may be due to low cyanide concentration.

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Granulometric Analysis of Bulk IS Sample - 2nd Campaign

A screen analysis and assay of screen fractions was performed on an as-received sample of IS material from the 2nd Campaign. The samples were separated into size fractions and analysed for gold. Each fraction was then leached and the solids and solution were analysed for gold. The variation in recovery indicates the liberation or exposure of the gold particles in each fraction for contact with leach solution. Table 13-23 presents the results of the analyses.

Table 13-23 Analysis of IS Sample by Size Fraction for
TrÊs Buracos

Pilar Operations

Particle Size, (Mesh)	Particle Size (μm)	Mass (g)	% Retained	Cum % Retained	Cum % Passing	Gold Grade of Feed (g/t)	Gold Grade of Rejects (g/t)	Recovery, Au (%)

70#	212	2,230	24.70	24.70	75.30	0.812	0.598	52.8
120#	125	1,200	13.29	37.98	62.02	2.000	0.193	79.6
200#	75	1,150	12.74	50.72	49.28	0.786	0.09	92.6
325#	45	1,250	13.84	64.56	35.44	0.840	0.07	93.0
-325#	-45	3,200	35.44	100	0	0.544	0.086	88.2
	Total	9,030	100.00		Average	1.050

Figure 13-5 is a chart of the results the screen analysis and assay by size test. The chart shows the mass retained, the gold feed and reject grade distribution and the cyanide leach gold recovery by size fraction.

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Figure 13-5 Gold Distribution and Recovery by Size Fraction - IS Sample for TrÊs Buracos

The sample ground to 100% passing 120 mesh or 125 μm was screened and analyzed and the screen fractions leached. The highest gold grade was found in the 125 μm fraction. The highest gold recovery was achieved in 80% passing 75 μm fraction and below. This data indicates that the ore should be ground to 80% passing 75 μm for effective gold liberation and gold recovery.

Gravity Recoverable Gold Tests

Gravity recoverable gold tests were performed in the PGDM laboratory using a laboratory scale Knelson centrifugal concentrator. A 20 kg sample of each of the ore types was processed. The sample was ground to the specified size, initially 80% passing 20 mesh, and then passed through the Knelson concentrator. The concentrate and a sample of the reject from the Knelson concentrator were analysed for gold. The rejects from the first test were then ground to the next size and the process repeated. The sizes tested were 80% passing 20 mesh, 70 mesh, 120 mesh, and 200 mesh. Tables 13-24, 13-25, and 13-26 contain the results of the GRG tests for the 1st Campaign, and the IS and CLS samples from the 2nd Campaign, respectively.

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Table 13-24 Results of GRG Test, 1st Campaign Sample for TrÊs Buracos

Pilar Operations

Feed Grade Au g/t		1.48 g/t
P80 (mesh #)	Products	Mass		Grade
		g	%	g/t	%
20#	Concentrate	83.38	0.42	288.33	36.85
	Sample of Rejects	500	2.50	1.40	1.07

70#	Concentrate	84.14	0.42	275.52	35.53
	Sample of Rejects	500	2.50	0.85	0.65

120#	Concentrate	97.04	0.49	68.08	10.13
	Sample of Rejects	500	2.50	0.49	0.38

200#	Concentrate	105.82	0,53	7.77	1.26
	Sample of Rejects	18,129.62	90.65	0.51	14.14

		g	%	g/t	%
Total		20,000	100,00	3.26	100.00
Quantity of GRG		370.38	1.85	147.45	83.76

Table 13-25 Results of GRG Test, IS composite for TrÊs Buracos

Pilar Operations

Feed Grade Au g/t		0.660 g/t
P80 (mesh #)	Products	Mass		Grade
		g	%	g/t	%
20#	Concentrate	95.59	0.48	45.00	28.24
	Sample of Rejects	500.00	2.50	0.49	1.60

70#	Concentrate	92.01	0.46	29.76	17.98
	Sample of Rejects	500.00	2.50	0.36	1.18

120#	Concentrate	111.53	0.56	11.83	8.66
	Sample of Rejects	500.00	2.50	0.25	0.82

200#	Concentrate	177.94	0.89	8.61	10.06
	Sample of Rejects	18,022.93	90.11	0.27	31.47

		g	%	g/t	%
Total		20,000	100.00	0.76	100.00
Quantity of GRG		477.07	2.39	20.69	64.93

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Table 13-26 Results of GRG Test, CLS composite for TrÊs Buracos

Pilar Operations

Feed Grade Au g/t		0.608 g/t
P80 (mesh #)	Products	Mass		Grade
		g	%	g/t	%
20#	Concentrate	88.57	0.44	89.20	34.34
	Sample of Rejects	500.00	2.50	0.55	1.19

70#	Concentrate	97.61	0.49	37.96	16.10
	Sample of Rejects	500.00	2.50	0.32	0.69

120#	Concentrate	109.86	0.55	9.16	4.37
	Sample of Rejects	500.00	2.50	0.27	0.59

200#	Concentrate	107.30	0.54	37.96	17.70
	Sample of Rejects	18,096.66	90.48	0.32	25.01

		g	%	g/t	%
Total		20,000	100.00	1.15	100.00
Quantity of GRG		403.34	2.02	41.35	72.52

The results of the GRG tests for each of the samples ground to 80% passing 120 mesh are as follows. The sample from the 1st Campaign had GRG of 82.51% with a mass of 1.33%. The IS sample yielded a GRG of 54.88% and the CLS sample yielded a GRG of 64.81% with concentrate masses of 1.5% and 1.48% respectively.

Summary of Results of TrÊs buracos Test Programs

The most recent metallurgical testing program performed was for the evaluation of the Três Buracos ores. The following is a summary of the Três Buracos testing program and comparisons with the 1st Campaign Pilar ore types currently being processed in the PGDM process plant.

•	The Três Buracos ore has similar characteristics and comparable recoveries to the Pilar and Maria Lázara ores currently being processed in the PGDM plant. The global gold recoveries for the main ore types are:
o	Três Buracos intercalated schist (IS): 92.1%
o	Três Buracos chlorite schist (CLS): 93.9%
o	Current actual gravity gold recovery for the PGDM plant: 96.0%
o	Metallurgical testwork for the Pilar ore: 95.5%
o	Metallurgical testwork for the Maria Lázara ore: 94.9%

•	Gravity gold recoveries for the Três Buracos 2nd campaign IS and CLS samples obtained by PGDM during the sample preparation process using a laboratory pilot Knelson concentrator were 57.39% for IS and 52.27% for CLS with concentrate masses of 0.97% and 0.85%, respectively.

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•	Laboratory GRG tests were performed on a composite sample of 1st campaign Três Buracos ore and samples of 2nd campaign IS and CLS composites. The samples were ground to 80% passing 20 mesh, 70 mesh, 120 mesh, and 200 mesh. Grinding to 80% passing 120 mesh (125 µm) was selected as the operating point for gravity concentration. The results of the tests are as follows:
o	The 1st Campaign composite yielded GRG of 82.51% with a concentrate mass of 1.33%.
o	The IS sample yielded GRG of 54.88% and the CLS sample yielded GRG of 64.81% with concentrate masses of 1.50% and 1.48%, respectively.
o	For comparison, GRG test results obtained for the Maria Lázara ore during metallurgical testing yielded a gold recovery of 32.2% with a concentrate mass of 1.50% at an 80% passing 125 μm particle size distribution.

•	The energy required for grinding the Três Buracos IS and CLS samples is similar to the current ore being processed in the PGDM plant. The ball mill Bond work indexes (BWi) for each of the ores are:
o	BWi of the Três Buracos 1st Campaign ore is 13.06 kWh/t
o	BWi for the Três Buracos IS sample is 12.68 kWh/t
o	BWi for the Três Buracos CLS sample is 14.11 kWh/t
o	BWi for the Pilar ore is 13.18 kWh/t
o	BWi for Maria Lázara ore is 11.99 kWh/t
o	BWi for Pilar IS during the 1st Campaign was 8.2 kWh/t
o	BWi for Pilar CLS + GS during the 1st Campaign was 10.4 kWh/t
o	BWi for Maria Lázara during 1st Campaign was 10.0 kWh/t

•	An initial NaCN concentration of 1,000 ppm NaCN or 530 ppm CN- is a good operating point for gold recovery with Três Buracos ore. NaCN consumptions ranged from 388 g/t to 1.173 g/t with gold recoveries ranging from 94% to 95%. Cyanide consumptions are dependent on initial cyanide concentration. Recoveries were similar with initial CN- concentrations of 400 and 600 ppm. Consumption at 400 ppm CN- was approximately 790 g/t NaCN and for 600 ppm CN- was approximately 1,160 g/t NaCN.

•	The use of a four to six hour pre-oxidation stage with pre-lime or with pure oxygen improved gold recovery over the use of compressed air.

•	Sedimentation tests were performed on the composite sample of the 1st Campaign and the lithologies, IS and CLS samples of the 2nd Campaign. The prepared samples ground to 80% passing 125 µm were used. Three flocculants were tested and compared by measuring the velocity of sedimentation.
o	The Senfloc 5210 was the best performer for the CLS samples both at 30 g/t and 40 g/t dosage rates and also worked with the 1st Campaign and IS samples. The Peastol and Ixomfloc OF 304 flocculants did not perform well with the CLS samples.
o	All three of the flocculants preformed acceptably for the 1st Campaign and the IS samples. The more difficult settling ore is the CLS. The percentage of CLS in the ore blend may determine the most favourable flocculants.

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•	A bulk Três Buracos IS sample was ground to 100% passing 120 mesh or 125 µm and was screened, analyzed and the screen fractions leached. The highest gold grade was found in the 80% passing 125 µm fraction. The highest gold recovery was achieved in the 80% passing 75 µm fraction and finer. This data indicates that the ore should be ground to 80% passing 75 µm for effective gold liberation and gold recovery.

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14 Mineral Resource Estimate

For this report, RPA has reviewed and validated the Mineral Reserve and Mineral Resource estimates of the Pilar operations as received from Leagold. Section 14 describes the validated models and estimates as found acceptable by RPA. RPA found that values and compilations of gold grades were accurately recorded and calculated. Interpretation of the geology and three dimensional wireframes of the estimation domains are generally reasonable. RPA, however, notes that a minimum thickness was not applied to mineralized structures in the estimation of Mineral Resources, and recommends that it be applied in future resource estimates.

The methodology of estimating Mineral Resources by PGDM personnel includes:

•	Statistical analysis and variography of gold values in the assay database.

•	Geological and mineralized envelope models for Pilar, Caiamar, and Maria Lázara, developed using Leapfrog Geo software.

•	Construction of a block model using Datamine Studio 3 or Vulcan software.

•	Grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2) methods.

RPA has summarized the Mineral Resources in Table 14-1, based on the end of May 2018 topographic surface. The Mineral Resources in Table 14-1 are inclusive of the Mineral Reserves. This Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions). Table 14-2 summarizes the Mineral Resources by deposit.

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Table 14-1 Mineral Resources as of May 31, 2018
Pilar Operations

Category	Tonnage	Au Grade	Au Ounces
	(000 t)	(g/t)	(000 oz)
Measured
Underground	2,389	3.50	269
Open Pit	0	0.00	0
Total Measured	2,389	3.50	269

Indicated
Underground	5,899	3.63	688
Open Pit	7,580	0.96	234
Total Indicated	13,479	2.13	922

Measured + Indicated
Underground	8,288	3.59	957
Open Pit	7,580	0.96	234
Total Measured + Indicated	15,868	2.33	1,191

Inferred - Underground	19,726	3.30	2,090
Inferred - Open Pit	673	0.83	18
Total Inferred	20,399	3.21	2,108

Table 14-2 Mineral Resources by Deposit as of May 31, 2018
Pilar Operations

Category	Deposit	Tonnage	Au Grade	Au Ounces
		(000 t)	(g/t)	(000 oz)
Open Pit Resources
Measured	Três Buracos	0	0	0
Indicated	Três Buracos	7,580	0.96	234
Total Measured + Indicated	Três Buracos	7,580	0.96	234
Inferred	Três Buracos	673	0.83	18

Underground Resources
Measured	Pilar	2,338	3.50	263
	Maria Lázara	52	3.74	6
	Maria Lázara SE	0	0.00	0
Total Measured		2,389	3.50	269
Indicated	Pilar	5,687	3.63	665
	Maria Lázara	212	3.42	23
	Maria Lázara SE	0	0.00	0
Total Indicated		5,899	3.63	688
Total Measured + Indicated		8,288	3.59	957
Inferred	Pilar	11,922	3.26	1,248
	Maria Lázara	3,461	3.82	425
	Maria Lázara SE	4,343	2.99	417
Total Inferred		19,726	3.30	2,090

Total Resources
Total Measured + Indicated		15,868	2.33	1,191
Total Inferred		20,399	3.21	2,108

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Notes for Tables 14-1 and 14-2:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.0 g/t Au except the Três Buracos open pit resource which used a cut-off grade of 0.5 g/t Au.
3.	Mineral Resources at the Pilar mine, Maria Lázara mine and Três Buracos deposit are estimated using a long-term gold price of US$1,500 per ounce, and an exchange rate of US$1.00 = R$3.70.
4.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
5.	Mineral Resources are inclusive of Mineral Reserves.
6.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
7.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

Summary

The Pilar Mine is currently reporting Mineral Resource estimates for four principal areas in the district. These include the Pilar mine, and along the trend of the Três Buracos deposit, the Maria Lázara mine, and the Maria Lázara SE deposit. Table 14-3 lists the dates of the most recent Mineral Resource estimates for each area and the current status of the deposits.

Table 14-3 Pilar Mineral Resource Models
Pilar Operations

Deposit	Last Update	Status as at May 31, 2018
Pilar	May 31, 2018	Active mining
Três Buracos	May 31, 2018	No active mining
Maria Lázara	May 31, 2018	Active mining
Maria Lázara SE	May 31, 2018	No active mining

Mineral Resources at the Pilar and Maria Lázara mines have been updated since the previous NI 43-101 Technical Report which was dated May 12, 2016 to incorporate new drilling, channel sampling, and mining extraction. Caiamar Mineral Resources have been excluded from the updated Mineral Resource table, as the mine was closed in 2015. Mineral Resources at Três Buracos have been updated to reflect additional data and further modelling work, including 23 diamond drill holes completed by Brio in 2016 and 2017. No production has occurred at the Três Buracos deposit to date.

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In general, the following synopsis applies to each deposit area as reviewed by RPA. Details of the Mineral Resource estimation for each area are described in the sections below.

Validation checks were performed on the database using Microsoft Excel, Leapfrog Geo, Datamine, and Vulcan, including searches for gaps/overlaps on grade samples and geology intervals, inconsistent drill holes identifiers, survey errors, max depth inconsistency, non-numeric data on assay, repeated data, and missing data.

The geological and mineralized envelope models for Pilar and Maria Lázara were developed using Leapfrog Geo software, while Isatis and GeoAccess were both used for statistical and geostatistical analyses. Datamine Studio 3 was used to create the block models and validation. The mineralized envelopes for Pilar and Maria Lázara were built using a cut-off grade of 0.5 g/t Au for the low grade domain and 1.0 g/t Au for the high grade (HG) domain. The geological models were based on lithology descriptions. For the Três Buracos deposit, all modelling and estimation was carried out with Vulcan. A cut-off grade of 1.5 g/t Au was used for modelling the high grade and 0.5 g/t Au for low grade domains.

Outlier values were identified on probability plots and capping was applied for each mineralized structure, affecting approximately 1% to 5% of assay data. Capped assays were composited inside mineralized domains. Equal length composites were produced for each drill hole, based on sample mean length and mineralized intercept length, resulting in a range for composite length generally from 0.5 m to 1.5 m.

Bulk density measurements were conducted at mines and project sites, on exploration and infill drill core, using the drill core samples for analysis. The bulk densities used on tonnage and resources estimation are averages of values inside the grade shells, within fresh rock and saprolite.

Experimental variography was carried out for all the deposits. Inputs from structural geology and underground mapping were used to identify directions of grade continuity.

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Block models were set up for all the deposits to support the resource estimate. The estimation was done in multiple passes. The interpolation method involved Ordinary Kriging (OK) for lenses with well-defined variograms and inverse-distance squared (ID²) when variography produced inconclusive results. Search ellipses were oriented along mineralized zones with their axis parallel to the identified maximum continuity directions.

All of the blocks within mineralized wireframes were populated with interpolated grades. The blocks interpolated in the fourth pass, with the largest ellipse radii, were used to estimate potential resources, these blocks are not classified, and are not part of the resource estimate.

Following the grade estimation, the estimated block model was visually validated, comparing the block grades to the drill hole composites. Global means were compared. Drift analysis was used to show the comparison between the composited samples and estimated blocks.

The classification of the Mineral Resources was based on lateral continuity of mineralized bodies, drill hole spacing, minimum number of samples/octants in the search ellipse, and proximity to mined areas. Structures without reliable variograms and low continuity were considered as Inferred Mineral Resources or exploration potential. When variograms could be prepared, Indicated or Measured Mineral Resource categories were assigned. A post-processing, manual smoothing was applied to the Indicated and Inferred categories. Areas with QA/QC issues or drill hole deviation uncertainty were downgraded one category.

Pilar Mine

Resource Database

The Pilar mine resource database used for developing the geological and mineralized envelope models was frozen on October 31, 2017, and contains 1,143 drill holes totalling 272,853 m. Of these holes, 31 were from the HG 2 underground campaign (PUG), 427 were from 35 m x35 m infill (JM), and 685 holes were from older campaigns (JD and JOT). Drill hole spacing in the mine ranges from 25 m by 25 m to 200 m by 200 m. As well, 82 face channel samples were used to inform the mineralization interpretation.

The Pilar database is in Microsoft Access MDB and Excel file formats, and is composed of: collar (UTM coordinates, total depths), survey (azimuth, dip), lithology (lithological identification for each interval), assay (sample intervals, identification numbers, length, Au grade g/t), and alteration. The database was validated searching for overlaps or gaps on grade samples and geology intervals, inconsistent drill holes identifiers, duplicate samples or collars, and missing data.

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The resource database was compiled by PGDM staff from multiple exploration and mining Microsoft Access databases, representing drilling and channel sampling at Maria Lázara, Pilar, and Três Buracos. PGDM staff performed validation checks in Microsoft Excel and Seequent’s Leapfrog Geo, including searches for gaps/overlaps on grade samples and geology intervals, inconsistent drill holes’ identifiers, survey errors, maximum depth inconsistency, non-numeric data on assay, repeated data, and missing data. Valid drill holes relevant to Pilar were compiled within a desurveyed Datamine file for further work.

RPA compiled the Access databases provided by Leagold and performed validation routines within Maptek’s Vulcan, Seequent’s Leapfrog Geo software, and imported SQL databases. Minor errors were identified in three holes. The drill hole traces were visually inspected, and few bends or sudden direction changes were identified.

Geological Interpretation

The geological and ore envelope models were developed using Leapfrog Geo software. The geological model is based on the drill hole lithology description. There are seven geological domain surfaces: soil/saprolite (SAP), metagreywacke (MGR), chlorite schist (CLS), talc chlorite schist (TCLS), intercalated schist (IS), quartz sericite schist (QSST), and quartz biotite schist (SCS). The main orebody (HG 1.2.0), in which the mining is carried out is hosted in the IS lithology and the other orebodies are hosted in the CLS lithology. The soil/saprolite surface was used for estimating the Mineral Resources of the oxide zone.

Mineralization Interpretation

Three primary mineralization zones (HG1, HG2, and HG3) are composed of fourteen separate mineralized structures/zones at the Pilar mine, each represented by a high grade wireframe, modelled considering a 1.0 g/t Au cut-off grade. The zones dip shallowly to the southwest, in line with local lithology. The stacked mineralization structures range in thickness from approximately 0.5 m to approximately 3.0 m, are generally 1.0 m thick, and are separated by low grade (LG) or unmineralized material over a total thickness of approximately 100 m. They represent mineralization along a strike length of up to 4,000 m, and down dip of approximately 1,500 m.

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The nomenclature for the mineralized structures is as follows. The first number denotes one of the three major (vertical) groups, the second number denotes a vertical sub-group of mineralized solids within each major group, and the third number represents an individual mineralized horizon inside each sub-group. The HG 1.1.0 orebody is hosted mainly in the QSST lithology. The main HG 1.2.0 orebody, where the mining is currently carried out, is hosted in the basal portion of the IS lithology. The IS unit also hosts the secondary HG 1.2.1 and HG 1.2.2 orebodies. The HG 1.3.0 and the HG 2.1.1 orebodies are hosted in the contact zone of the IS and CLS lithologies. The HG 2.1.2, HG 2.1.3, HG 2.1.4, HG 2.2.0, HG 2.3.1, HG 2.3.2, HG 3.1.1, and HG 3.1.2 orebodies are hosted in the CLS lithology, separated by QSST lenses and layers, and located below the TCLS unit. The zones have been built considering five northeast trending faults to the east of the deposit. Figure 14-1 presents the drill hole traces and the high grade mineralized wireframes.

PGDM staff checked solids for intersection of triangles and inconsistency and no issues were found.

RPA notes that the high grade mineralized wireframes are on average one metre thick, with individual intercepts as low as 0.5 m thick. The wireframes present a very thin, elongated taper close to edges, and truncate to avoid barren drill holes within the main zones. Although fairly consistent in direction of continuity, some local sharp deviations observed in plan view indicate that there may be occasional sample mis-flags. RPA recommends that a minimum intercept thickness of one metre be adopted for mineralized wireframes and that additional validation be conducted in plan view in future resource estimates.

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Figure 14-1 Pilar Mine High Grade Mineralization Wireframes

Figure 14-1
Pilar Operations
Goiás State, Brazil
Pilar Mine High Grade
Mineralization Wireframes
N
0 100 200 300 400 500
Metres
Plan View
8367000 N
8366000 N
8365000 N
8364000 N
650000 E
651000 E
652000 E
653000 E
654000 E
Legend:
Domains
1.1
1.2
1.3
2.1
2.2
2.3
3.0
March 2020
Source: RPA, 2018.

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RPA also noted an apparent high frequency of mineralized solids which only reported to one hole. RPA’s analyses of the tonnages of these solids indicates that their removal from the resource would have minimal impact on overall tonnages, as many of them occur in mined-out portions of the block model. At RPA’s request, Leagold has removed the tonnages reporting to one-hole solids from the Mineral Resource statement.

Topography

The topography surface used in the models was developed in part from topographic points collected in the field with a total station survey instrument and drill hole collars from the database. The surface was interpolated using Leapfrog Geo considering all information.

Descriptive statistics, Outlier Treatment, and Compositing

GeoAccess and Isatis were both used for statistical and geostatistical analyses (Exploratory Data Analysis (EDA)). The modelled mineralized wireframes were used to flag drill hole samples in the database. Samples in the mineralized zones ranged from 0.05 m to 3.0 m in length, however, the majority were either 0.5 m or 1.0 m. For each mineralized zone, resource assays, descriptive statistics, and histograms were investigated. Table 14-4 presents the descriptive statistics for individual zones as compiled by PGDM.

Table 14-4 Pilar Mine - Assay Descriptive Statistics
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Mean	SD
HG 1.1.0	Au (g/t)	820	0.00	45.86	0.97	3.30
HG 1.2.0	Au (g/t)	1,866	0.01	258.62	4.72	7.96
HG 1.2.1	Au (g/t)	1,209	0.00	38.51	0.95	242.00
HG 1.2.2	Au (g/t)	600	0.01	97.50	1.36	6.09
HG 1.3.0	Au (g/t)	1,224	0.00	54.13	1.20	249.00
HG 2.1.1	Au (g/t)	1,331	0.00	126.84	1.74	5.35
HG 2.1.2	Au (g/t)	1,326	0.00	102.68	1.53	3.86
HG 2.1.3	Au (g/t)	1,227	0.00	92.00	1.29	3.35
HG 2.1.4	Au (g/t)	1,201	0.00	95.90	1.36	4.39
HG 2.2.0	Au (g/t)	1,167	0.00	45.06	1.14	276.00
HG 2.3.1	Au (g/t)	1,102	0.00	124.84	1.08	4.31
HG 2.3.2	Au (g/t)	1,046	0.00	37.97	0.84	236.00
HG 3.1.1	Au (g/t)	1,013	0.00	62.00	1.01	4.37
HG 3.1.2	Au (g/t)	602	0.00	23.52	0.50	161.00

Note. SD - standard deviation

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Data from each mineralized structure were used to build histograms and probability plots in order to identify outliers and establish capping values. After capping, the assays were composited inside mineralized intercepts. Distributed composites were produced for each drill hole, with a target length of one metre.

Table 14-5 presents the capped composite descriptive statistics for each zone. Figure 14-2 shows example probability plots of capped composite values for high grade zones HG 1.1 and 1.2 within the Pilar mine.

Table 14-5 Pilar Mine - Capped Composite Descriptive Statistics
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Mean	SD
HG 1.1.0	Au (g/t)	788	0.00	10.00	0.76	1.81
HG 1.2.0	Au (g/t)	1,396	0.01	30.00	3.64	4.75
HG 1.2.1	Au (g/t)	1,089	0.00	10.00	0.78	1.29
HG 1.2.2	Au (g/t)	516	0.01	10.00	0.88	1.47
HG 1.3.0	Au (g/t)	1,122	0.00	10.50	1.07	1.66
HG 2.1.1	Au (g/t)	1,176	0.00	20.00	1.43	2.45
HG 2.1.2	Au (g/t)	1,178	0.00	20.00	1.34	2.12
HG 2.1.3	Au (g/t)	1,124	0.00	20.00	1.14	1.89
HG 2.1.4	Au (g/t)	1,110	0.00	20.00	1.19	2.12
HG 2.2.0	Au (g/t)	1,094	0.00	10.50	0.98	1.60
HG 2.3.1	Au (g/t)	1,030	0.00	10.00	0.87	1.50
HG 2.3.2	Au (g/t)	990	0.00	10.00	0.73	1.36
HG 3.1.1	Au (g/t)	963	0.00	5.50	0.61	1.08
HG 3.1.2	Au (g/t)	565	0.00	5.50	0.44	0.96

Note. SD - standard deviation

RPA considers the capping levels to be appropriate, and somewhat conservative in general.

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Figure 14-2 Pilar Mine - Example Probability Plots of Assays by Mineralized Zone - HG 1.1 and HG 1.2

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Density

Bulk density measurements were conducted on exploration and infill drill core at the Pilar mine site. The bulk densities used for tonnage and resources estimation are based on average values inside the grade shells and flagged into the block model as 2.77 g/cm³ for fresh rock and 2.36 g/cm³ for saprolite.

Variography

Experimental variograms were calculated based on structural geology, mine/ore mapping underground observations, and variogram maps. For the Pilar mine, the principal direction assumed, 130°, is aligned to the strike of the mineralization and the axes of boudins, which visually control the mineralization. The second direction, perpendicular to the first, aligned with the dip, is 210° (20° SW). The third direction is normal to the plane, aligned to mineralized body thickness. Even though the geology is well known, it is not possible to clearly define anisotropy for the directions cited. Considering that the plane anisotropy is undefined, and the vertical variation is very low (very thin/narrow veins), omni-directional variograms were calculated for each structure in the HG and LG domains. Well-structured variograms were calculated for HG 1.2, 1.3, and 2.2. Variograms were also calculated for IS, CLS, and QSST lithologies for low grade estimation. Example variograms for the Pilar mine are shown in Figure 14-3.

RPA generated variograms for HG 1.2 and HG 2.1 which confirmed the earlier findings. Relatively unstable variograms were obtained for HG 1.2 with a few directions of better continuity in the plane of the vein, while inconclusive variograms were obtained for HG 2.1.

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Figure 14-3 Pilar Mine Variography Examples

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Block Model

PGDM created and validated the Pilar mine block model in Datamine Studio 3 and completed the Mineral Resource estimate with Isatis software. The block model was populated and flagged by domain, inside the mineralized wireframes.

Table 14-6 lists the Pilar mine block model setup.

Table 14-6 Pilar Mine - Block Model Setup
Pilar Operations

	East (X)	North (Y)	Elevation (Z)
Minimum coordinates	650,150	8,364,000	-100
Maximum coordinates	653,890	8,367,420	840
Block size	10	10	1.0
Minimum sub-block size	1	1	0.5
Number of blocks	374	342	980
Rotation	not rotated

RPA notes that the actual Datamine block model produced smaller block sizes than those outlined in Table 14-6. PGDM states that this was a function of the Datamine software and has been corrected for the next model update. RPA carried out validation and visual checks of block model slices against both drill hole assay and composite grades and is of the opinion that the discrepancy in minimum block sizes should not materially affect the Mineral Resource estimate.

RPA considers the reported block size to be appropriate for the areas dominated by closer spaced drilling of 25 m by 25 m, but too small for areas at depth or peripheral to the infill drilling program. RPA notes, however, that the mineralized horizons are very thin, which appears to warrant smaller block sizes.

Grade Estimation

The Pilar mine deposit was estimated on a parent block basis using OK for all the orebodies. The interpolation employed multiple passes, with progressively larger search ellipses. Search ellipses were oriented along determined trends within the mineralized wireframes. The blocks interpolated in the fourth pass, with the largest ellipse radii, were used to estimate potential resources, are not classified, and are not part of the resource.

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Table 14-7 shows a summary of grade interpolation strategy and sample selection parameters for each mineralized zone.

Table 14-7 Pilar Mine - Interpolation Strategy

Pilar Operations

Orebody	HG 1.1.0- 1.2.0- 1.2.1-1.2.2- 1.3.0-2.1.1-2.1.2- 2.1.3 - 2.1.4 - 2.2.0 - 2.3.1 - 2.3.2 - 3.1.1 - 3.1.2
Discretization	4x4x1
Method	OK
Azimuth	120
Plunge	0°
Dip	20° SW
Maximum Samples/BHID	2

Search 1
Azimuth Axis	150.0
Dip Axis	100.0
Thickness Axis	20.0
Minimum Samples	4
Maximum Samples	16
Sectors	8

Search 2
Azimuth Axis	450.0
Dip Axis	300.0
Thickness Axis	40.0
Minimum Samples	3
Maximum Samples	8
Sectors	4

Search 3
Azimuth Axis	800.0
Dip Axis	800.0
Thickness Axis	100.0
Minimum Samples	1
Maximum Samples	8
Sectors	4

Octant
Minimum/Octant	1
Optimum/Octant	2

RPA considers that the estimation parameters and sample selection strategy are appropriate for the resource estimate, however, RPA suggests reducing all search ellipse sizes in future estimates. RPA recommends limiting the dimensions of the initial interpolation pass to less than 80% of the modelled variogram range and limiting the dimensions of all interpolation passes to not more than double the modelled variogram range for each mineralization zone.

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Resource Classification

Each block was classified as either Measured, Indicated, or Inferred Mineral Resources in accordance with CIM (2014) definitions as adopted by NI 43-101. Classification was based on lateral continuity of mineralization, drill hole spacing, minimum number of samples/octants, and proximity to mined areas.

PGDM highlighted areas for each Mineral Resource category using a mathematical algorithm, then drafted manual outlines to smooth final classification boundaries. Areas with QA/QC issues or drill hole deviation were downgraded one category. A classification wireframe was used to smooth the boundary between blocks classified as Indicated and Inferred. Table 14-8 lists the classification criteria for the Pilar mine.

Table 14-8 Pilar Mine Classification Criteria
Pilar Operations

Category	Distance	Number of Samples	Octants
Measured	35 m	>4	3
Indicated	70 m	>4	3
Inferred	210m	>3	2

Measured Mineral Resources were restricted to blocks within HG 1.2 with a drill hole spacing of not more than 35 m and/or within 35 m of development galleries with channel samples. Measured Mineral Resources were assigned for HG 1.2.0, HG 1.3.0, HG 2.,1.1, HG 2.1.2, HG 2.1.3, HG 2.1.4, and HG 2.2.0.

Indicated Mineral Resources were assigned to blocks in areas with a drill spacing of 70 m. Indicated Mineral Resources were assigned to the HG 1.2.1 and HG 1.2.2.

All other estimated blocks were assigned a classification of Inferred, in areas with a drill hole spacing of approximately 210 m. Structures without reliable variograms and low continuity were assigned a classification of Inferred or considered exploration potential. HG 1.1 and HG 3.0 veins were not classified due to low geological continuity.

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Figure 14-4 shows the classified blocks including depleted areas and those Mineral Resources converted to Mineral Reserves.

RPA considers the Mineral Resource classification to be appropriate and consistent with the CIM (2014) definitions.

Cut-off Grade

The cut-off grade used for underground resource reporting is 2.0 g/t Au. This value was chosen based on the grade distribution in the deposit.

Block Model Validation

PGDM

Following the grade estimation, PGDM validated the estimated block model visually by means of comparing block grades to drill holes composites in plan orientation (due to low thickness of orebodies). Leagold also performed statistical comparison via global means, and drift analysis comparing composited samples and block grades. An example of PGDM drift analysis for HG 1.2 is shown in Figure 14-5.

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Figure 14-4 Classification of Blocks within HG 1.2.0 Domain at Pilar Mine

Figure 14-4
HG 120
Pilar Operations
Goiás State, Brazil
Classification of Blocks within HG 1.2.0 Domain at Pilar Mine
N
0
200
400
600
800
1000
Metres
8366250
Plan View
8365000
Legend:
Class
1
2
3
650000
651250
652500
653750
March 2020
Source: PGDM, 2018.

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Figure 14-5 Drift Analysis (Hg 1.2) Block Estimates vs. Samples at Pilar Mine

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RPA Validation

RPA reviewed the mineralization wireframes with respect to the lithological model. The mineralization wireframes are generally in line with the local geology trends. Wireframes were also examined in cross section and in plan view. In a few cases, vein wireframes appeared to be mis-snapped to the adjacent vein drill hole intercept. RPA is of the opinion that this will not significantly impact the volumetrics of the mineralization models, however, RPA recommends additional validation in section view for the next model. Additionally, small changes in modelled vein orientation, sometimes due to mis-snapping, have created some pinch-outs in the mineralization veins. RPA recommends a review of these pinch-outs in future updates, and the incorporation of additional structural controls to allow greater vein continuity.

RPA reviewed a number of sub-solids that are based on single holes and determined that they did not have material effect on the Mineral Resource estimate.

Between 35% and 50% of the drill hole intercepts included in the high grade mineralization wireframes at Pilar are less than one metre in length. RPA recommends that a minimum width of at least one metre be established in future updates.

RPA performed its own drift analyses, and notes that the block model estimate appears to be smoother than the composite data, however, the trend of mineralization is honoured.

RPA conducted a visual comparison of the interpolated block grades versus composite values in cross section and in plan view. Gold grades were not observed to extend into regions dominated by waste, however, some minor smoothing of gold grades was apparent in higher grade areas.

RPA considers the Pilar mine block model estimates to be acceptable. RPA confirmed that Mineral Resources were inclusive of Mineral Reserves, and that mined-out areas were excluded from the Mineral Resource estimation.

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TrÊs Buracos Deposit

Resource Database

The Três Buracos deposit resource database was frozen on October 13, 2016, and contains 101 surface drill holes totalling 22,943 m. In the database, 23 drill holes are infill (TB) and 78 are from older campaigns (JD and JOT). The drill hole spacing on the deposit ranges from 50 m by 50 m to 200 m by 200 m. Figure 14-6 shows a plan view of the drilling at Três Buracos.

Leagold maintains the drilling information in multiple Microsoft Access databases, which includes the Pilar deposit. RPA recommends that Leagold convert all exploration and mining drill and sample information to more robust SQL databases.

PGDM performed database checks in Microsoft Excel and Leapfrog Geo, including searches for gaps/overlaps on grade samples and geology intervals, inconsistent drill holes identifiers, survey errors, maximum depth inconsistency, non-numeric data on assay, repeated data, and missing data.

RPA performed the database validation routines with Maptek’s Vulcan software, and queries in SQL via export. No issues were identified. Visual inspection of drill hole traces in Leapfrog and Vulcan did not identify any unrealistic hole trace deviations.

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Figure 14-6 TrÊs Buracos Drilling

649,500
650,000
650,500
651,000
N
8,369,000
8,368,500
8,368,000
8,367,500
Planned Open Pit
Drill Hole
0
250
500
750
1000
Metres

Figure 14-6

Pilar Operations
Goiás State, Brazil
Três Buracos Drilling

March 2020

Source: PGDM, 2016.

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Geological Interpretation

PGDM interpreted geological solids and mineralized volumes in Leapfrog Geo software. PGDM validated solids by testing for crossing triangles and inconsistencies. Solids were then exported to other packages for further work. For the Três Buracos deposit, as at the Pilar mine, there are several distinct mineralized structures/zones hosted in quartz sericite schist (QSST), the intercalated schist (IS), and the chlorite schist (CLS). In general, there were no significant changes in the geological model compared to the last geological model. PGDM grouped interdigitated lithologies into ten main larger packages: metadiorite (D), metadiorite porphyritic (DP), metagreywackes interbedded with graphite schist (MGR/MPL), CLS, talc-chlorite schist (TCLS), IS, intermediate gneiss/quartz-biotite schist silicified inside the IS layer (SCS_INT), QSST, gneiss/quartz-biotite schist silicified (SCS), and calc-silicatic rocks (CS).

Barren metadiorite is present at Três Buracos South and Central and appears to be strongly correlated with low grade. Also, Leagold observed that mineralized levels are not stratabound, and may cut the contact between IS and CLS since these lithologies are interdigitated.

Topography

The topography surface used in the models was interpolated in Leapfrog Geo from a combination of topographic points collected in the field with a total station survey instrument and the drill hole collars from the Três Buracos database. RPA recommends that Leagold perform a LiDAR survey over the pit area to more accurately define the overburden.

Mineralization

A cut-off grade of 1.5 g/t Au was used for modelling of the high grade mineralization and 0.5 g/t Au for low grade mineralization. The mineralization was divided into 18 lenses, each one represented by a high grade wireframe: TB9a, TB9, TB8a, TB8, TB7, TB6, TB5a, TB5, TB4, TB3, TB3b, TB2a, TB2, TB2b, TB1, TB1b, TB0a, and TB0 from top to bottom. The mineralization covers approximately 2,300 m along the strike and 500 m in average along dip, with possibilities to reach up to 1,000 m in some regions. Mineralized solids represent denser clusters of sub-parallel veins running parallel to the thrust orientation.

Mineralized solids pinch out to zero thickness rather than truncate between holes above and below cut-off grade. RPA considers this approach to be conservative, and acceptable considering the open pit scenario.

Figure 14-7 shows the Três Buracos geological interpretation and Figure 14-8 shows the interpreted mineralization wireframes.

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Figure 14-7 TrÊs Buracos Deposit – Geological Interpretation

Três Buracos Central
Três Buracos South
750 m
LEGEND
Lithologies
Metadiorite
Metagreywacke/graphite schist
Chlorite schist
Talc-chlorite schist
Intercalated schist
Intermediate gneiss/biotite schist silicified
Sericite schist
Gneiss/biotite schist silicified
Calcissilicatic rocks
Planned open pit
Drilling
SW
Três Buracos Central - down dip cross section
NE
300 m
SW
Três Buracos South - down dip cross section
NE
300 m
NW
Strike cross section
SE
Três Buracos Central
Três Buracos South
500 m

Figure 14-7

Pilar Operations

Goiás State, Brazil

Três Buracos Deposit Geological Interpretation

December 2018

Source: RPA, 2018.

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Figure 14-8 TrÊs Buracos Deposit - Mineralized Wireframes and Drill Hole Traces

+649500 E
+650250 E
+651000 E
+8369250 N
+8368500 N
+8367750 N
TRÊS BURACOS NORTH
TRÊS BURACOS CENTRAL
TRÊS BURACOS SOUTH
OGÓ
N
Plan View
Planned open pit
A
A'
Mineralized levels
TB0
TB0a
TB1b
TB1
TB2b
TB2
TB2a
TB3b
TB3
TB4
TB5
TB5a
TB6
TB7
TB8
TB8a
TB9
TB9a
500 m
A
A'
Looking North-West
JOT_049
JOT_047
JOT_058
JOT_083
JOT_076
JOT_053
JOT_074
JOT_060
TE_016
JOT_079
JOT_082
Planned open pit
100 m
March 2020
Source: RPA, 2018.

Figure 14-8

Pilar Operations

Goiás State, Brazil

Três Buracos Deposit Mineralized Wireframe and Drill Hole Traces

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Descriptive statistics

GeoAccess and Isatis were used for EDA. For the Três Buracos deposit, the assay data captured within all the modelled mineralized wireframes were treated as a group. The descriptive statistics for all the assays are listed in Table 14-9.

Table 14-9 TrÊs Buracos Deposit - Assay Descriptive Statistics
Pilar Operations

Number of samples	1616
Minimum	0.00
Maximum	128.70
Average	1.14
Standard Deviation	4.53
Variance	20.56
Coefficient of Variation	3.97

Outlier Treatment and Compositing

A histogram and probability plot were used to establish the capping level of 11 g/t Au for the Três Buracos deposit, as shown in Figure 14-9. After capping, the assays were composited inside the mineralized wireframes. One metre fixed length composites were established inside mineralized intercepts, from collar to toe. Partial composites were retained. Table 14-10 presents the summarized composite descriptive statistics.

Table 14-10 TrÊs Buracos Deposit - Capped Composite Descriptive Statistics
Pilar Operations

Number of samples	1259
Minimum	0.00
Maximum	10.00
Average	0.98
Standard Deviation	1.14
Variance	1.30
Coefficient of Variation	1.16

RPA considers the capping analysis to be appropriate.

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Figure 14-9 TrÊs Buracos Deposit - Histogram and Probability Plot

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Based on capped composite grades, RPA identified two uncapped assays of 12.61 g/t Au and 14.76 g/t Au that were used for compositing. The overall impact on the resource estimate is negligible.

Generally, the intercepts are longer than 0.5 m. Ten composites shorter than 0.25 m were identified, having a higher average grade than that of all the composites. Industry accepted practice is to remove composites with very short lengths, especially when the average grade of those composites is different from the composite average grade. The overall impact on the resource estimates is minimal.

Density

Density values determined for the Três Buracos deposit were 2.36 g/cm³ for the oxide domain and 2.75 g/cm³ for the fresh rocks.

Variography

For the Três Buracos deposit, the principal direction assumed, 140°, is aligned to the strike and axes of boudins, which visually are in the same orientation as the structural control to the mineralization. The second direction, perpendicular to the first, aligned with the dip, is 230°. The third direction is normal to the plane, aligned to the mineralization thickness. An example experimental correlogram was calculated for the Três Buracos deposit, based on structural geology and EDA, and is shown in Figure 14-10.

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Figure 14-10 TrÊs Buracos Deposit - Correlogram

Histogram (AU)

Correlogram : AU_PPM
1.0
0.5
0.0
-200
-100
0
100
200
Distance (m)

Isatis

DRILHOLES/DH_CAP_CIM_L

- Variable #1 : AU_PPM

Correlogram : in 1 direction(s)

D1 :

Angular tolerance = 90.00

Lag = 25.00m, Count = 21 lags, Tolerance = 50.00%

Model : 4 basic structure(s)

S1 - Nugget effect, Sill = 0.6

S2 - Spherical - Range = 10.00m, Sill = 0.25

S3 - Spherical - Range = 30.00m, Sill = 0.05

S4 - Spherical - Range = 40.00m, Sill = 0.1

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Block Model

PGDM created the block model for the Três Buracos deposit in Datamine software. Blocks were created inside of ore envelopes. Mineralized wireframes from Leapfrog were used to flag the block model. The block model setup is described in Table 14-11.

Table 14-11 TrÊs Buracos Deposit - Block Model Setup
Pilar Operations

	East (X)	North (Y)	Elevation (Z)
Minimum coordinates	649,010	8,367,170	120
Maximum coordinates	651,350	8,369,072	921
Block size	3	3	3
Minimum block size	1	1	0.1
Number of blocks	780	634	267
Rotation	Azimuth=35°/Dip=0°/Plunge=0°

Grade Estimation

Grade interpolation was performed in Isatis software on a parent block basis using OK. The interpolation employed multiple passes, with progressively larger search ellipses. Search ellipses were oriented along determined trends within the mineralized wireframes. Table 14-12 presents a summary of the grade interpolation parameters and sample selection criteria.

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Table 14-12 TrÊs Buracos Deposit - Interpolation Strategy
Pilar Operations

Orebody:		Três Buracos
Discretization		5 x 5 x 1
Method		OK
Azimuth		140°
Plunge		0°
Dip		20°
Max Samples/Hole		2
Pass1	Azimuth Axis	100 m
	Dip Axis	100 m
	Thickness Axis	20 m
	Minimum Samples	4
	Maximum Samples	16
	Sectors	8
Pass2	Azimuth Axis	300 m
	Dip Axis	300 m
	Thickness Axis	40 m
	Minimum Samples	3
	Maximum Samples	16
	Sectors	4
Pass3	Azimuth Axis	800 m
	Dip Axis	800 m
	Thickness Axis	300 m
	Minimum Samples	2
	Maximum Samples	16
	Sectors	4
Octant	Minimum/Octant	2
	Optimum/Octant	2

RPA considers that the estimation parameters and sample selection strategy are appropriate for the resource estimate.

Resource Classification

For the Três Buracos deposit, blocks estimated in the first pass, using at least four samples from two different holes located within 50 m from the block, were classified as Indicated Mineral Resources. Inferred Mineral Resources were applied for blocks estimated in the second and third passes, using at least two samples located at up to 200 m from the block. The blocks interpolated in the fourth pass, with the largest ellipse radii, were used to estimate potential resources, are not classified, and are not part of the resource.

RPA considers the Mineral Resource classification to be appropriate and consistent with CIM (2014) definitions as adopted by NI 43-101.

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Cut-off Grade

For the Três Buracos deposit, a conceptual open pit optimization using US$1,500/oz of Au was used to constrain the resources close to the surface, at an open pit cut-off grade of 0.5 g/t Au. The resources below the pit were reported at a 2.0 g/t Au cut-off grade to represent potential underground mining.

The parameters for the open pit are listed below:

•	Mine Cost: $2.50/t
•	Plant + general and administrative (G&A) + Others: $17.00/t
•	Plant recovery: 92%
•	Gold price: $1,500/oz
•	Dilution: 10%
•	Cut-off grade: 0.5 g/t Au

Block Model Validation

PGDM carried out validation on the Mineral Resource model by running global mean comparisons, drift analyses of blocks versus composites, and visual vertical section comparison between composites and interpolated block grades. PGDM found that the compared values were in general agreement. RPA performed similar checks on the Mineral Resource model and concurs with PGDM’s findings.

Drift analysis along northing, easting, and elevation is shown in Figure 14-11. RPA notes that the block model estimate is concordant with the composite data.

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Figure 14-11 TrÊs Buracos Deposit - Swath Plot Example

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Maria LÁzara Mine

Resource Database

The Maria Lázara resource database was frozen on March 1, 2018, and contains 359 drill holes, and 487 channel samples, for a total of 70,343 m. The irregular drill hole spacing over the deposit ranges from 35 m by 35 m to 200 m by 200 m. The resource database was compiled by PGDM from Microsoft Access and Excel. PGDM validated the database by searching for overlaps or gaps on grade samples and geology intervals, inconsistent drill holes identifiers, duplicate samples or collars, and missing data. Valid drill holes relevant to Maria Lázara were compiled within a desurveyed Datamine file for further work.

RPA re-compiled the Access databases provided by Leagold and performed validation routines on the Datamine extract within Maptek’s Vulcan and Seequent’s Leapfrog Geo software. No errors were identified. The drill hole traces were visually inspected, and few bends or sudden direction changes were identified which did not impact the resource estimate.

Geological and Mineralization Interpretation

Both geological and ore envelope modelling were completed using Leapfrog Geo software by means of implicit modelling. A soil/saprolite surface was used for estimating the Mineral Resources of the oxide zone. A topographic surface used in the models was interpolated using Leapfrog Geo from topographic points collected in the field with a total station survey instrument and drill hole collars from the database. PGDM validated the solids for intersection of triangles and inconsistency and no issues were found.

Within the geological model, seven geological domains solids were created: soil/saprolite (SAP), metapelites (MPL), metagreywacke (MGR), chlorite schist (CLS), amphibolite (ANF), Moquém Sequence (MOQ), and tonalite (MTON).

Within the CLS unit, there are nine distinct mineralized structures/zones; ML 10, ML 19, ML 20, ML 21, ML 29, ML 30, ML 31, ML 39, and ML4. All nine mineralized zones are within a CLS layer.

An additional low grade solid representing a distance buffer surrounding the mineralized structures was modelled to provide waste values for mine planning. These solids were validated for intersection of triangles and inconsistency and no issues were found. The soil/saprolite surface was used for estimating the Mineral Resources of the oxide zone when present.

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Figure 14-12 shows the mineralized wireframes modelled for Maria Lázara.

RPA notes that the high grade mineralized wireframes are on average one metre thick, with individual intercepts as low as 0.4 m thick. The wireframes present a very thin, elongated taper close to edges, and pinch out to avoid barren drill holes within the main zones, or when local deviations in direction occur. Approximately half the drill hole intercepts used to define the veins at Maria Lázara are less than one metre thick. The veins are fairly consistent in direction of continuity. RPA recommends that a minimum intercept thickness be adopted for mineralized wireframes.

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Figure 14-12 Maria LÁzara Mine - Mineralized Wireframes with Channel and Drill Hole Traces

8368000 N
8367000 N
8366000 N
8365000 N
641000 E
642000 E
N
Plan View
Legend:
Domains
ML1
ML2
ML3, 3A
ML4
0
250
500
750
1000
Metres

Figure 14-12

March 2020

Source: PGDM, 2018.

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Descriptive Statistics

Mineralized wireframes modelled for the Maria Lázara deposit were used to flag drill hole samples in the database. For each mineralized zone, assay descriptive statistics, and histograms were investigated. Table 14-13 presents the descriptive statistics for individual zones.

Table 14-13 Maria LÁzara Mine - Assay Descriptive Statistics (Au g/t)
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Range	Mean	SD	Variance	CV
ML 10	Au (g/t)	59	0.005	12.550	12.545	0.895	1.91	3.63	2.13
ML 19	Au (g/t)	69	0.003	45.450	45.448	1.894	6.05	36.56	3.19
ML 20	Au (g/t)	586	0.006	39.721	39.715	2.760	4.05	16.44	1.47
ML 21	Au (g/t)	488	0.003	127.327	127.325	2.684	7.60	57.72	2.83
ML 29	Au (g/t)	132	0.003	28.988	28.986	2.802	5.21	27.18	1.86
ML 30	Au (g/t)	1,022	-1.000	84.230	85.230	3.749	7.03	49.46	1.88
ML 31	Au (g/t)	847	0.005	55.594	55.589	2.940	4.92	24.16	1.67
ML 39	Au (g/t)	748	0.003	64.421	64.419	2.404	4.77	22.75	1.98
ML 40	Au (g/t)	98	0.003	21.317	21.315	0.962	2.84	8.09	2.96

Note. SD - standard deviation; CV - coefficient of variation

Outlier Treatment and Compositing

Histograms and probability plots were built for each mineralized structure in order to identify outliers and to establish capping values. PGDM applied capping at thresholds approximately 1% to 5% of the maximum grades. After capping, distributed composites were produced for each drill hole, with a target length of one metre. Table 14-14 presents the capping levels and descriptive statistics for each zone. Figure 14-13 shows example probability plots used for capping. Histograms of capped composites are shown in Figures 14-14A and 14-14B.

Table 14-14 Maria LÁzara Mine - Capped Composite Descriptive Statistics
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Mean	CV
ML 10	Au (g/t)	48	0.010	6.000	0.750	1.69
ML 19	Au (g/t)	59	0.000	6.000	0.840	1.98
ML 20	Au (g/t)	426	0.010	10.000	2.370	1.00
ML 21	Au (g/t)	378	0.000	12.000	2.000	1.35
ML 29	Au (g/t)	103	0.000	10.000	1.870	1.37
ML 30	Au (g/t)	724	0.000	20.000	3.080	1.24
ML 31	Au (g/t)	644	0.010	12.000	2.420	1.13
ML 39	Au (g/t)	556	0.000	12.000	1.890	1.31
ML 40	Au (g/t)	87	0.000	9.260	0.750	2.45

Note. CV - coefficient of variation

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Figure 14-13 Maria LÁzara Mine - Probability Plot by Zone

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Figure 14-14A Maria Lázara Mine - Capped Composite Histograms

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Figure 14-14B Maria LÁzara Mine - Capped Composite Histograms

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Density

PGDM conducted bulk density measurements on exploration and infill drill core at Maria Lázara. The densities determined were 2.76 g/cm³ for fresh rock and 2.36 g/cm³ for saprolite.

Variography

Experimental variograms were calculated based on structural geology, mine mapping, and variogram maps. The principal direction assumed, 140°, is aligned to the strike and the axes of the boudins, which visually control the mineralization. The second direction, perpendicular to the first, aligned with the dip, is 230°. The third direction is normal to the plane, aligned to mineralized body thickness. Even though the geology is well known, it was not possible to clearly define anisotropy for directions cited or even structured omnidirectional variograms for the mineralized zone.

Examples of correlograms and variograms are shown in Figure 14-15.

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Figure 14-15 Maria LÁzara Mine - Variography Examples

Omnidirectional pairwise variogram for ML 29

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Block Model

Datamine was used to create a block model to support the Maria Lázara Mineral Resource estimate. The block model was populated and flagged by domain, inside the mineralized wireframes.

Table 14-15 shows the block model setup.

Table 14-15 Maria LÁzara Mine - Block Model Setup
Pilar Operations

	East (X)	North (Y)	Elevation (Z)
Minimum coordinates	640,000	8,364,500	-250
Maximum coordinates	643,850	8,369,000	650
Block size	10	10	5
Minimum block size	1	1	0.5
Number of blocks	385	450	180
Rotation	Azimuth=0°/Dip=0°/Plunge=0°

RPA considers the block size appropriate for the areas proximal to infill drilling or channel samplings but suggests that a larger parent block for interpolation of grades in areas dominated by a drill spacing larger than approximately 50 m may be more appropriate in future estimates.

Grade Estimation

Grade interpolation was performed on a parent block basis using the ID2 methodology. The interpolation employed multiple passes, with progressively larger search ellipses. Search ellipses were oriented along determined trends within the mineralized wireframes.

Table 14-16 shows the block interpolation strategy and sample selection parameters by mineralized zone for the Maria Lázara deposit. Blocks estimated in the fourth pass were not classified.

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Table 14-16 Maria LÁzara Mine - Interpolation Strategy
Pilar Operations

Orebody		ML21, ML29, ML30, ML31, ML39	ML10, ML19, ML20, ML40
Discretization		3 x 3 x 3	3 x 3 x 3
Method		OK	ID2
Azimuth		140°	140°
Plunge		0°	0°
Dip		42° SW	42° SW
Maximum Samples/BHID		2	2
Pass1	Azimuth Axis	120 m	120 m
	Dip Axis	60 m	60 m
	Thickness Axis	20 m	20 m
	Minimum Samples	3	3
	Maximum Samples	16	16
Pass2	Azimuth Axis	360 m	360 m
	Dip Axis	180 m	180 m
	Thickness Axis	30 m	30 m
	Minimum Samples	3	3
	Maximum Samples	16	16
Pass3	Azimuth Axis	720 m	720 m
	Dip Axis	360 m	360 m
	Thickness Axis	60 m	60 m
	Minimum Samples	3	3
	Maximum Samples	8	8
Pass4	Azimuth Axis	1,440 m	1,440 m
	Dip Axis	720 m	720 m
	Thickness Axis	60 m	60 m
	Minimum Samples	2	2
	Maximum Samples	4	4
Octant	Minimum/Octant	1	1
	Optimum/Octant	2	2

RPA considers that the estimation parameters and sample selection strategy are appropriate for the resource estimate, however, RPA suggests reducing all search ellipse sizes in future estimates to best preserve the local estimate.

Resource Classification

The classification was based on lateral continuity of mineralization, drill hole spacing, minimum number of samples, and proximity to mined areas. Areas with QA/QC issues or drill hole deviation were downgraded one category.

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For the Maria Lázara deposit, there are no Measured Mineral Resources due to mineralization complexity and lack of enough samples. Interpolated blocks with a minimum of nine samples within 200 m were classified as Inferred Mineral Resources. The blocks interpolated in the fourth pass, with the largest ellipse radii, were used to estimate exploration potential, are not classified, and are not part of the resource. A manual outline is drawn to smooth the final classification. The classification criteria are presented in Table 14-17.

Table 14-17 Maria LÁzara Mine - Mineral Resource Classification Criteria
Pilar Operations

	Minimum Distance	Number of Samples	Octants
Measured	35 m	>4	3
Indicated	70 m	>4	3
Inferred	210 m	>3	2

Figure 14-16 shows an example of classification for the ML30 zone, including those resources later converted to Mineral Reserves. Unclassified ML30 material to the north of the main orebody is not shown.

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Figure 14-16 Final Mineral Resource Classification for Maria LÁzara ML3 Zone

Figure 14-16
Pilar Operations
Goiás State, Brazil
Final Resource Classification for
Maria Lázara Mine ML30 Zone
N
Plan View
Legend:
Class
1
2
3
Drill Holes
642500
642500
8366000
8365500
8365000
0
125
250
375
500
Metres
March 2020
Source: PGDM, 2018.

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Cut-off Grade

PGDM used a 2.0 g/t Au cut-off grade value for underground resource reporting. This value was chosen based on the grade distribution in the deposit.

Block Model Validation

RPA reviewed the mineralization wireframes with respect to the lithological model. The mineralization wireframes are generally in line with the local geology trends. Wireframes were also examined in cross section and in plan view.

RPA reviewed a number of sub-solids reporting to one hole and determined that they did not have material effect on the Mineral Resource estimate.

PGDM staff’s drift analysis for ML30 zone (Figure 14-17) shows the comparison between the composited samples and estimated blocks. RPA performed its own drift analyses, and is of the opinion that the block model estimate is generally concordant with the composite data, except where sampling is sparse.

The estimated block model was validated visually in long section, cross section, and in plan view by comparing the interpolated grades to the drill hole composites. The estimated block grades were generally in agreement with the composite values, however, some smoothing of grades was observed.

RPA confirmed that Mineral Resources were inclusive of Mineral Reserves, and that mined-out areas were excluded from the Mineral Resource estimation.

RPA considers the Maria Lázara mine block model estimates to be acceptable, however, increasing drill hole density over the deposit is warranted to allow variogram construction and a better understanding of mineralization continuity at the deposit, and to reduce the influence of isolated higher grade composites on the final Mineral Resource model.

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Figure 14-17 Drift Analysis of Maria LÁzara ML3 Zone - Block Estimates Vs. Composites

Au - Grade Shell - ML 30
Au GRADE
X COORDINATES
Au - Grade Shell - ML 30
Au GRADE
Y COORDINATES
Au - Grade Shell - Au
Au GRADE
Z COORDINATES

Legend:
- Mean Model NN
- Mean Model OK
- Drill Hole Mean

Figure 14-17

Pilar Operations

Goiás State, Brazil

Drift Analysis Maria Lázara ML30 Zone Block Estimates vs. Composites

March 2020

Source: RPA, 2018.

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Maria LÁzara Mine SE Deposit

Resource Database

The Maria Lázara SE (MLSE) resource database was frozen on January 12, 2018, and contains 17 surface drill holes and 487 channel samples, for a total of 4,636 m. The drill hole spacing over the deposit is approximately 200 m by 200 m. The resource database was compiled by PGDM from Microsoft Access and Excel. PGDM validated the database by searching for overlaps or gaps on grade samples and geology intervals, inconsistent drill holes identifiers, duplicate samples or collars, and missing data. Valid drill holes relevant to MLSE were compiled within a desurveyed Datamine file for further work.

RPA re-compiled the Access databases provided by Leagold and performed validation routines on the Datamine extract within Maptek’s Vulcan and Seequent’s Leapfrog Geo software. No errors were identified. The drill hole traces were visually inspected, and few bends or sudden direction changes were identified.

Geological and Mineralization Interpretation

Both geological and ore envelope modelling were developed in Leapfrog Geo software by means of implicit modelling. A soil/saprolite surface was used for estimating the Mineral Resources of the oxide zone. A topographic surface used in the models was interpolated using Leapfrog Geo from topographic points collected in the field with a total station survey instrument and drill hole collars from the database. PGDM validated the solids for intersection of triangles and inconsistency and no issues were found. The soil/saprolite surface was used for estimating the Mineral Resources of the oxide zone when present.

The geological model is based on the lithologies recorded in 17 drill holes, as well as lithology and mineralization descriptions contained in the exploration survey database and surface mapping reports. These recorded lithologies were grouped into seven larger packages from top to bottom: soil and saprolite (SAP), biotite-quartz schist (GRV1), intercalations of graphite schist, metagreywacke and quartzite (MGR-ARX), biotite-quartz schist (GRV2), intercalations of graphite schist, metagreywacke and amphibolite (MGR1), quartz-chlorite-muscovite schist (CLS), and intercalations of graphite schist, metagreywacke and amphibolite (MGR2). The main difference between MLSE and Maria Lázara geological models are GRV1 and GRV2 intervals, which are absent in Maria Lázara. The geological model and representative cross sections (down dip and strike) are presented in Figure 14-18.

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PGDM divided the mineralization into six levels, each one represented by a high grade wireframe, using a 1.0 g/t Au cut-off grade. Solids were created for ML5, ML4, ML3, L3A, ML2, and ML1 from top to bottom. The ML5 occurs as an isolate lens inside the MGR1 geological unit. The ML4 occurs in the top of the CLS unit and is spatially limited. The ML3 is the most continuous and important level and occurs inside the CLS geological unit. The ML3A mineralized zone occurs as an isolated lens, and just below the ML3. The ML2 also occurs inside the LS and is the second most important and continuous level. The spatially limited ML1 occurs inside the MGR2 and close to the CLS contact. The mineralization covers approximately 1,500 m along strike and 350 m along dip, reaching 950 m in the vicinity of drill hole MLSE_014. Figure 14-19 shows the mineralized wireframes modelled for MLSE.

RPA notes that the high grade mineralized wireframes are on average one metre thick, with individual intercepts as low as 0.4 m thick. The wireframes present a very thin, elongated taper close to edges, and pinch out to avoid barren drill holes within the main zones, or when local deviations in direction occur. Approximately half the drill hole intercepts used to define the veins at MLSE are less than one metre thick. The veins are fairly consistent in direction of continuity. RPA recommends that a minimum intercept thickness be adopted for mineralized wireframes.

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Figure 14-18 MLSE Deposit – Geological Model

Z
Y
X
B
A´
A
B´
750 m
A
A´
Looking North North-East
200 m
B
B´
Looking North-East
LITHOLOGY
Soil and saprolite
Biotite-quartz-schist
Intercalations of graphite schist, metagreywacke and quartzite
Intercalations of graphite schist, metagreywacke and amphibolite
Chlorite-muscovite schist
300 m

Figure 14-18

Pilar Operations

Goiás State, Brazil

MLSE Deposit Geological Model

March 2020

Source: PGDM, 2018.

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Figure 14-19 MLSE Deposit - Mineralized Wireframes with Drill Hole Traces

Mineralized levels
ML5
ML4
ML3
ML3A
ML2
ML1
Oblique View
MARIA LÁZARA
MARIA LÁZARA SE
MLSE_09
MLSE_16
MLSE_04
MLSE_07
MLSE_14
MLSE_12
MLSE_08
MLSE_06
MLSE_05
MLSE_13
MLSE_03
MLSE_11
MLSE_01
MLSE_02
MLSE_15
MLSE_10
Z
Y
X
0 100 200 300 400 500
Metres

Figure 14-19

Pilar Operations

Goiás State, Brazil

MLSE Deposit Mineralized Wireframes with Drill Hole Traces

March 2020

Source: PGDM, 2018.

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Descriptive Statistics

Mineralized wireframes modelled for the MLSE deposit were used to flag drill hole samples in the database. For each mineralized zone, assay descriptive statistics and histograms were investigated. Table 14-18 presents the descriptive statistics for all zones.

Table 14-18 MLSE Deposit - Assay Descriptive Statistics (Au g/t)
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Mean	CV
MLSE	Au (g/t)	70	0.002	25.00	2.89	1.37

Note. CV - coefficient of variation

Outlier Treatment and Compositing

Histograms and probability plots were built for each mineralized structure in order to identify outliers and to establish capping values (Figures 14-20 and 14-21). PGDM applied capping at 10 g/t Au, limiting approximately 5% of the data. After capping, distributed composites were produced for each drill hole, with a target length of one metre. Table 14-19 presents the descriptive statistics for MLSE capped composites. Figure 14-20 shows the probability plots used for capping. A histogram of capped composites is shown in Figure 14-21.

Table 14-19 MLSE Deposit - Capped Composite Descriptive Statistics
Pilar Operations

Structure	Variable	No. Samples	Minimum	Maximum	Mean	CV
MLSE	Au (g/t)	54	0.026	9.94	2.52	1.69

Note. CV - coefficient of variation

RPA investigated the capping levels and concluded that the value determined was conservative.

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Figure 14-20 MLSE Deposit - Probability Plot (Au g/t)

100
10
1
0.1
0.01
0.001
1
2
5
10
30
50
70
90
95
98
99
Probability %

Frequency %
0.001
0.01
0.1
1
10
100

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Figure 14-21 MLSE Deposit - Capped Composite Histogram (Au g/t)

Density

PGDM conducted bulk density measurements on exploration drill core at MLSE. The densities determined were 2.70 g/cm³ for fresh rock and 1.80 g/cm³ for saprolite/soil.

Variography

With the few samples inside of the grade shell solids, it was not possible to calculate structured variograms.

Block Model

Datamine was used to create a block model to support the MLSE Mineral Resource estimate. The block model was populated and flagged by domain, inside the mineralized wireframes.

Table 14-20 shows the block model setup.

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Table 14-20 MLSE Deposit - Block Model Setup
Pilar Operations

	East (X)	North (Y)	Elevation (Z)
Minimum coordinates	643,700	8,364,500	-250
Maximum coordinates	645,290	8,369,000	650
Block size	10	10	1
Number of blocks	159	128	800
Rotation	Azimuth=0°/Dip=0°/Plunge=0°

RPA considers the block size appropriate for the areas proximal to infill drilling or channel samplings, but suggests that a larger parent block for interpolation of grades in areas dominated by a drill spacing larger than approximately 50 m may be more appropriate in future estimates.

Grade Estimation

Grade interpolation was performed on a parent block basis using the ID2 methodology. The interpolation employed multiple passes, with progressively larger search ellipses. Search ellipses were oriented along determined trends within the mineralized wireframes.

Table 14-21 shows the block interpolation strategy and sample selection parameters by mineralized zone for the MLSE deposit. Blocks estimated in the fourth pass were not classified.

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Table 14-21 MLSE Deposit - Interpolation Strategy
Pilar Operations

Orebody		HG
Discretization		5 x 5 x 1
Method		IDW
Azimuth		320°
Plunge		0°
Dip		40°
Maximum Samples/BHID		2
Pass1	Azimuth Axis	250 m
	Dip Axis	250 m
	Thickness Axis	20 m
	Minimum Samples	4
	Maximum Samples	16
	Sectors	8
Pass2	Azimuth Axis	400 m
	Dip Axis	400 m
	Thickness Axis	40 m
	Minimum Samples	3
	Maximum Samples	16
	Sectors	4
Pass3	Azimuth Axis	800 m
	Dip Axis	800 m
	Thickness Axis	300 m
	Minimum Samples	2
	Maximum Samples	16
	Sectors	4
Octant	Minimum/Octant	2
	Optimum/Octant	2

RPA considers that the estimation parameters and sample selection strategy are appropriate for the resource estimate.

Resource Classification

The classification was based on lateral continuity of mineralization, drill hole spacing, minimum number of samples, and proximity to mined areas. Areas with QA/QC issues or drill hole deviation were downgraded one category.

All blocks were classified as Inferred Resource at the MLSE deposit, using a cut-off grade of 2.0 g/t Au.

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Cut-off Grade

Cut-off grade value used for underground resource reporting was 2.0 g/t Au. This value was chosen based on the grade distribution in the deposit. A grade tonnage curve is presented in Figure 14-22.

Figure 14-22 MLSE Deposit - Grade Tonnage Curve

Block Model Validation

RPA reviewed the mineralization wireframes with respect to the lithological model. The mineralization wireframes are generally in line with the local geology trends. Wireframes were also examined in cross section and in plan view.

The estimated block model was validated visually in long section, cross section, and in plan views by comparing the interpolated grades to the drill holes composites. The estimated block grades were generally in agreement with the composite values.

RPA confirmed that Mineral Resources were inclusive of Mineral Reserves, and that mined areas were excluded from the Mineral Resource estimation.

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RPA considers the MLSE deposit block model estimates to be acceptable, however, increasing drill hole density over the deposit is warranted to allow variogram construction and a better understanding of mineralization continuity at the deposit, and to reduce the influence of isolated higher grade composites on the final Mineral Resource model.

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15 Mineral Reserve Estimate

Summary

RPA has reviewed the Mineral Reserve estimates of the mineralization zones at the Pilar operations as reported by Leagold. RPA visited the site, met with management, and carried out a number of checks to verify the procedures and numerical calculations used in the preparation of the Pilar Mineral Reserve estimate.

The Mineral Reserves have been estimated by PGDM using a diluted cut-off grade for underground operations of 1.53 g/t Au for the Pilar mine, 1.20 g/t Au for the underground operations of the Maria Lázara mine and 0.54 g/t Au for the Três Buracos open pit. Table 15-1 summarizes the May 31, 2018 Mineral Reserves. Table 15-2 summarizes the May 31, 2018 Mineral Reserves by zone.

Table 15-1 Pilar Mineral Reserves as of May 31, 2018
Pilar Operations

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Proven	961	1.51	47
Probable	6,044	1.13	219
Total Proven & Probable	7,005	1.18	266

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 1.53 g/t Au for Pilar, 1.20 g/t Au for Maria Lázara and 0.54 g/t Au for Três Buracos.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and an exchange rate of US$1.00 = R$3.70.
4.	A minimum mining width of 1.0 m for Pilar and 1.4 m for Maria Lázara were used.
5.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
6.	Numbers may not add due to rounding.

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Table 15-2 Pilar Mineral Reserves by Zone as of May 31, 2018
Pilar Operations

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Proven
Pilar	808	1.50	39
Maria Lázara	153	1.56	8
Sub-total Proven	961	1.51	47
Probable
Pilar	724	1.72	40
Maria Lázara	131	1.78	7
Três Buracos	5,189	1.03	171
Sub-total Probable	6,044	1.13	219
Proven & Probable
Open Pit	5,189	1.03	171
Underground	1,816	1.61	94
Total Proven & Probable	7,005	1.18	266

Notes:

1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 1.53 g/t Au for Pilar, 1.20 g/t Au for Maria Lázara and 0.54 g/t Au for Três Buracos.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and an exchange rate of US$1.00 = R$3.70.
4.	A minimum mining width of 1.0 m for Pilar and 1.4 m for Maria Lázara were used.
5.	Bulk density of 2.77 t/m3 is used at the Pilar mine and 2.76 t/m3 at the Maria Lázara mine. At the Três Buracos deposit, density values used were 2.35 t/m3 (oxide) and 2.77 t/m3 (fresh rock).
6.	Numbers may not add due to rounding.

RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which would materially affect the Mineral Reserve estimates.

Cut-off Grade

Pilar estimates the cut-off grade based upon projected budget costs and metal prices as set by Leagold. Metal prices used by the Company in estimating the Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cut-off grades are estimated on a fully costed and incremental basis. The full cost cut-off grade (COG) calculation for the Pilar underground mine and the Três Buracos open pit are shown in Table 15-3 and 15-5 respectively. The incremental COG for the Maria Lázara mine is shown in Table 15-4. As the Maria Lázara mine is a satellite deposit, G&A and processing costs that are assigned to the mine are the incremental portion. Mine costs for both Maria Lázara and Pilar include sustaining development.

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Table 15-3 Cut-off Grade Calculations - PIlar Mine
Pilar Operations

Parameter	Unit	Reserve COG
Au Price	$/oz	1,200
Au Recovery	$/%	95
Unplanned Dilution	%	10

Mining Royalty	%	1.5%
Refining Costs	US$/oz	5.00

Exchange Rate	R$/US$	3.7

Operating Cost
Mine	$/t	30.05
Process	$/t	14.16
G&A	$/t	6.33
Total	$/t	50.54

Cut-off grade	g/t	1.53

Table 15-4 Cut-off Grade Calculations - Maria LÁzara Mine
Pilar Operations

Parameter	Unit	Reserve COG
Au price	$/oz	1,200
Au recovery	%	95
Unplanned Dilution	%	18

Mining royalty	%	1.5%
Refining costs	US$/oz	5.00

Exchange Rate	R$/US$	3.7
Operating Cost
Mine	$/t	26.24
Process	$/t	9.77
G&A	$/t	0.54
Total	$/t	36.55

Cut-off grade	g/t Au	1.16

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Table 15-5 Cut-off Grade Calculations - TrÊs Buracos Open Pit
Pilar Operations

Parameter	Unit	Reserve COG
Au price	$/oz	1,200
Au recovery	%	92
Unplanned Dilution	%	0

Mining royalty	%	2.0%
Refining costs	US$/oz	3.25

Operating Cost
Exchange Rate	R$/US$	3.7

Mine	$/t	1.69
Process	$/t	12.02
Ore Hauling Cost	$/t	1.62
G&A	$/t	5.16
Total (excluding mining cost)	$/t	20.50

Cut-off grade	g/t	0.54

The open pit cut-off grade calculation includes ore hauling costs from Três Buracos to the Pilar plant and full processing as well as G&A costs, excludes mining cost. The consideration of incremental mining costs only is a common practice in open pit mining. The open pit operation is not scheduled to be initiated until 2020.

RPA concurs with the form of the COG estimation. RPA notes that the January to May 2018 costs are almost the same as the projected unit costs used to calculate the COG for Pilar. The January to May 2018 costs for Maria Lázara are approximately 20% higher than the COG costs, but this is due to an unplanned non-recurring expense and a less favourable exchange rate. The January to May 2018 costs for Pilar are approximately 10% higher than the COG costs, but this is due to higher than planned development expenses and a less favourable exchange rate.

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Dilution

The process of mining factors analysis is based on the comparison between the estimated and actual tonnage and grades produced. This information is provided by Leagold and presented in a series of spreadsheets on a monthly basis to determine actual dilution and recovery factors.

Pilar Mine

For all in-ore access drifts, a dilution factor of 100% has been applied. For the current step-room-and-pillar (SRP) level drifts (5.5 m wide), a dilution factor of 166% has been applied.

For the 6 m portion of ore located between the SRP level drifts, dilution of 30 cm (15 cm hangingwall and 15 cm footwall) is included. This equates to 28% dilution (based on one metre ore thickness).

Over the course of 2018, PGDM is planning to reduce dilution by modifying the SRP layout. The revised layout incorporates narrower level drifts (3.5 m wide) spaced on 12.5 m centres (leaving a 9 m section of ore between level drifts). This will be extracted using longhole drills instead of the jumbos. The current and modified layouts are illustrated in Figure 15-1. For the remaining Mineral Reserves, it is assumed that 50% will be mined using the existing layout and 50% with the modified layout.

The various planned dilution factors applied to the Pilar ore material are summarized in Table 15-6.

Table 15-6 Planned Dilution Factors - Pilar Mine
Pilar Operations

Method	Dilution (%)
Access Development (In ore)	100
Level Development	166
Shorthole SRP	31
Longhole SRP	27
Average	81

In addition, unplanned dilution of 20% for the shorthole layout and 25% for the longhole layout has been included in the tabulation. Average planned and unplanned dilution averages 104% (81% planned, 23% unplanned). This estimate reflects actual mine results based on a 1.0 m ore thickness. As the quantity of dilution is essentially fixed, the percentage dilution varies as a function of ore zone thickness.

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Figure 15-1 Step-Room-and-Pillar extraction sequence - Pilar Mine

Maria LÁzara Mine

Dilution at the Maria Lázara mine has been estimated at 30 cm (15 cm hangingwall and 15 cm footwall) as shown in Figure 15-2. Based on a 1.4 m minimum thickness, this equates to 21% dilution. This reflects actual operating results.

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Figure 15-2 Longhole Dilution Estimate - Maria LÁzara Mine

Extraction

Excluding permanent pillars, mining recovery at the Pilar mine has been estimated at 83% for the shorthole SRP stoping and 76% for longhole SRP stoping. This also reflects actual results.

Mining recovery at the Maria Lázara mine is estimated at 100%.

Model Reconciliation

On an ongoing basis, PGDM evaluates the estimated gold content from three different phases of mine design and planning. The first (Mine Model, or MM) compares the estimated contained gold in the long term model with the short term model (oz Au Long Term/oz Au Short Term). This is intended to evaluate the quality of the two models. The second (Mine Plan, or MP) compares the estimated contained gold in the detailed mine planning model with the short term model (oz Au Planned/oz Au Short Term). This is intended to evaluate the quality of the mine plan and the planned mine recovery. The third (Mine Operation, or MO) compares the estimated gold contained in the detailed mine planning model with the process plant (oz Au Planned/oz Au Executed). This is intended to evaluate mining quality control. The three comparisons are then multiplied together to generate a Mine Call Factor (MCF) which compares actual mill feed gold content to the long term model. Monthly results for Pilar are shown in Table 15-7 (2017).

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Table 15-7 Monthly Reconciliation - Pilar Mine - 2017
Pilar Operations

Month	MM	MP	MO	MCF
January	75%	99%	112%	83%
February	87%	99%	102%	88%
March	92%	100%	90%	83%
April	84%	100%	100%	84%
May	88%	99%	99%	86%
June	97%	101%	98%	96%
July	93%	100%	98%	91%
August	96%	100%	111%	107%
September	194%	198%	188%	722%
October	187%	197%	179%	659%
November	233%	200%	201%	935%
December	354%	197%	258%	1799%
Total	140%	133%	136%	253%

Notes:

1.	MM compares the estimated contained gold in the long term model with the short term model (oz Au LT/oz Au ST).
2.	MP compares the estimated contained gold in the detailed mine planning model with the short term model (oz Au Planned/oz Au ST).
3.	MO compares the estimated gold contained in the detailed mine planning model with the process plant (oz Au Planned/oz Au Executed).
4.	The three (MM, MP, MO) are then multiplied together to generate a Mine Call Factor (MCF) which compares actual mill feed gold content to the long term model.

The average MCF for 2017 is 253%. During the first eight months of the year, the MCF was within the expected range. The reconciliation between actual results and results predicted from the various models began to deviate significantly in September 2017. This trend has continued during the first five months of 2018. The deviation coincides with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone expected to be 1.5 m in thickness was reduced to 0.9 m. The models have been updated and modified to reflect this reduced thickness. As a result, the Pilar mine Mineral Reserve grade has been reduced by 38% from 2.58 g/t Au to 1.60 g/t when compared to the December 31, 2015 Mineral Reserve estimates. PGDM is planning to mitigate the dilution impacts of the reduced ore zone thickness by modifying the SRP layout as previously described.

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16 Mining Methods

The Pilar complex currently comprises two underground mining operations. The bulk of the mill feed is produced from the Pilar mine (Figure 16-1). One satellite deposit, Maria Lázara, currently supplements the Pilar mine production. At the Maria Lázara mine, ore is extracted using traditional longhole sub-level open stoping. The Pilar mine utilizes a custom SRP mining method for approximately 80% of its production. This is supplemented by traditional longhole stoping.

Mining was initiated at the Pilar mine in late 2012 and commercial production was attained in October 2014. The Maria Lázara mine has been in operation since August 2015. Historical production from 2015 through May 2018 is shown in Table 16-1.

Table 16-1 Pilar Operations Historical Production
Pilar Operations

Year	Mill Feed Tonnes (000 t)	Gold Grade g/t	Gold Contained (000 oz)	Gold Recovery %	Gold Recovered (000 oz)
2015	1,135	2.42	88.2	94.3%	83.2
2016	1,175	2.42	91.6	95.1%	87.1
2017	1,235	1.98	78.8	93.8%	73.9
2018 (Jan-May)	440	1.67	23.7	93.9%	22.2
Total	3,985	1.89	282.3	94.4%	266.4

The Três Buracos open pit project proposes mining of one pit over an approximate six-year timeframe including pre-production starting in 2020. The proposed annual production rate is approximately 3,000 tpd of ore and a maximum of 23,000 tpd of total material (ore + waste).

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 16-1

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Figure 16-1 Surface Plan of Pilar Mine and Processing Plant

Mine Portal West
ETE
Contractor Area
Fuel Storage
Mill
N
Explosives Magazines
RB-03
Waste Stockpile
Access Road
Explosives Magazines
Pilha ML
Pilha Caiamar
Baixo Teor
Maria Lázara Stockpile
Caiamar Stockpile
Explosives Magazines Access Road
Low Grade Stockpile
RB-04
Active Ore Stockpile
Morro do Urubu (Caiamar)
Crusher Stockpile
Longhole Ore Stockpile
LH
Mine Portal East
Waste Stockpile

Figure 16-1

Pilar Operations

Goiás State, Brazil

Surface Plan of Pilar Mine and Processing Plant

March 2020

Source: PGDM, 2015.

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Pilar Mine

The Pilar mine was originally designed as a longhole mining operation. After trial mining in late 2012, it became apparent that the longhole method selected in the Feasibility Study would not be capable of meeting the design production rate of 3,000 tpd.

In early 2013, Yamana converted a portion of the mining to SRP using the large mobile equipment that had been purchased for longhole development. The initial trials demonstrated that SRP could be successfully used, however, due to the need to split blast the ore and waste, the method could not produce the quantity of ore required, except at very high dilution rates.

In order to reduce the stope heights and lower dilution to acceptable levels, the decision was made in 2013 to purchase low profile (LP) equipment more suited to the narrow thickness of the deposit. This equipment was received in early 2014. In early 2014, the SRP method began using the LP equipment only and dilution was significantly reduced, however, stopes could not be mined at a rapid enough pace to meet production targets.

In late 2014, the design of the SRP method was again modified to incorporate the use of both standard and LP equipment by widening strike drives from 3.5 m to 7 m. The strike drives were subsequently reduced in width from 7 m to 5.5 m in 2016. This revised method has been in use since and continues to be optimized.

The Pilar orebody (averaging approximately one metre thick) is currently not capable of producing 3,000 tpd by itself, which is why satellite deposits (such as the Maria Lázara mine) are required to supplement the Pilar mine production.

In late 2017, mine production grades decreased significantly from the historical averages experienced since the introduction of the SRP method. This trend has continued into early 2018. The deviation coincided with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone expected to be 1.5 m in thickness was reduced to 0.9 m. PGDM is in the process of attempting to mitigate the dilution impacts of the reduced ore zone thickness by modifying the SRP layout as described later in more detail.

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Mine Access and Design

The mineralized deposit at the Pilar mine comprises a series of ore lenses (only one of which is included in the Mineral Reserves) with an average thickness of 0.9 m and dips of 20° to 22°. Typically, most of the Pilar mine’s mineralization ranges from one metre to two metres in thickness.

The mine is accessed through two, five metre by five metre access ramps: one in the west and one in the east.

The Pilar mine development and production heading dimensions, as well as pillar dimensions are listed below:

• SRP Access Drift/Ramp:	4.5 m wide by 4.5 m high;
• Longhole Access Drift:	4.5 m wide by 4.5 m high;
• SRP Primary Stoping Drift:	5.5 m wide by 1.8 m to 4.2m high;
• SRP Secondary Stoping:	6 m wide by 8 m long;
• Longhole Stopes:	10 m wide by 10 m to 15 m long;
• SRP In-Stope Permanent Pillars:	6 m wide by 3 m long;
• SRP Stope Barrier Pillar:	5 m wide surrounding stoping area;
• Longhole Stope Permanent Pillars:	4 m wide by 10 m to 15 m long.

Modifications to the SRP production headings are planned:

• SRP Access Drift/Ramp:	4.5 m wide by 4.5 m high;
• SRP Primary Stoping Drift:	3.5 m wide by 2.0 m to 3.4 m high;
• SRP Secondary Stoping:	9 m wide by 12 m long;
• SRP In-Stope Permanent Pillars:	9 m wide by 3 m long;
• SRP Stope Barrier Pillar:	5 m wide surrounding stoping area.

Figure 16-2 illustrates the underground SRP mining methods (current and modified). As previously noted, approximately 80% of all ore mined at the Pilar mine is by the SRP mining method. Mining blocks average approximately 150 m on dip and 300 m on strike. Around each mining block, a five-metre wide barrier pillar is left for long term support and to protect the integrity of the main access drives. Extraction of the SRP stopes is as follows:

•	From the main decline located in the footwall, haulage drifts are driven along strike and form the upper and lower boundaries of the mining block. These haulage drives are approximately 150 m apart.

•	A maximum 15% ramp is driven, in ore, between the upper and lower haulage drifts thereby splitting the block into two roughly equal sections of approximately 150 m by 150 m. If the dip of the ore exceeds 10°, the ramp is driven across the dip. Both the haulage drifts and the in-stope ramps are 4.5 m wide by 4.5 m high, and they are driven with conventional development equipment. From each side of the in-stope access ramp, a shanty-back strike drive 1.8 m high (low side) and 5.5 m wide is excavated until it reaches the end of the mining block. This is excavated using low profile development equipment.

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•	A 6 m long by 3 m wide pillar is left between parallel sets of strike drives. A 6 m long by 8 m wide panel of ore between two strike drives is recovered in retreat fashion after the strike drives have reached the stoping block limits. After each panel is mined, another 6 m long by 3 m wide pillar is left and the process is repeated. Half of the panel is drilled with a jumbo from each of the two strike drives. The lower elevation half is blasted first and mucked from the lower drive. The upper half is blasted second and also mucked from the lower drive.

In the planned modified version, ramp access to the SRP stoping blocks will remain unchanged. The following modifications are planned:

•	From each side of the in-stope access ramp, a shanty-back strike drive 2.0 m high (low side) and 3.5 m wide is excavated until it reaches the end of the mining block.

•	A 9 m long by 3 m wide pillar is left between parallel sets of strike drives. A 9 m long by 12 m wide panel of ore between two strike drives is recovered in retreat fashion after the strike drives have reached the stoping block limits. After each panel is mined, another 9 m long by 3 m wide pillar is left and the process is repeated. The panel between the two strike drives will be drilled using a low profile longhole drill rig. Blasting will be in retreat fashion from the end of the stoping block limits to the accesses.

Figure 16-3 shows a cross sectional view of the longhole stoping mining method. Approximately 20% of the orebody is mined with this method. One of the major criteria for the use of this method at the Pilar mine is that the orebody must have a dip greater than 25°. Vein drives of 4.5 m wide by 4.5 m high dimensions are driven approximately 10 m to 15 m apart. Longhole drilling between drifts is accomplished with a fan drill, in which the holes are drilled up dip. The 1.5 m wide vein is blasted and the material is excavated from the lower vein drift.

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Figure 16-2 Underground Step-Room-and-Pillar Mining Method Schematic (Current and Modified)

First Phase

6
B
A
2,2
4,08
Short
Hole
7
Development
Slashing

PHASE A - Low Profile Section without Split Blast - 130-150% of Dilution (due to variable thickness)

PHASE B - Slash on Ore. On the plan, it was considered 100% dillution

TOTAL OF THE PHASE: 126% Dillution

Second Phase

6
2,2
4,08
Short
Hole
7
Development
Slashing

WASTE - No dilution considered

Third Phase - SHORT HOLE

6
2,2
4,08
Short
Hole
7
Development
Slashing

All Short Hole have a 30 cm dilution (15 cm on the hangingwall and 15 cm on the footwall). This totals 37% dilution (based on an average thickness of 1 metre.

Figure 16-2

Pilar Operations

Goiás State, Brazil

Step-Room-and-Pillar Dilution Estimate - Pilar Mine

March 2020

Source: RPA, 2015.

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Figure 16-3 Longhole Open Stoping Mining Method Schematic

Fandrill
10m - 15m
1,5m
4,5 m
4,5m
LONG HOLE
4,5m

Figure 16-3

Pilar Operations

Goiás State, Brazil

Long Hole Open Stoping Mining Method Schematic

March 2020

Source: PGDM, 2015.

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The Mineable Shape Optimizer (MSO) software package was used for mine planning and scheduling. The following basic mining criteria were used as inputs in the MSO:

•	Development with a 15% maximum inclination;
•	Main ramp in the footwall at a minimum distance of 15 m from deposit;
•	Barrier pillars (5 m) between mining blocks (recovered during final years of mine life);
•	Minimum grade thickness of 2.73 g-m Aa (grade x thickness);
•	Minimum mining height - 1.5 m;
•	Longhole stope access and SRP stope access drifts - 100% dilution;
•	All in ore development driven with shanty back along hangingwall;
•	SRP low profile stoping drift (1.8 m by 5.5 m) - 166% dilution;
•	Modified SRP low profile stoping drift (2.0 m by 3.5 m) - 117% dilution;
•	SRP shorthole stoping (6.0 m by 8.0 m) - 31% dilution;
•	Modified SRP longhole stoping (9.0 m by 12.0 m) - 31% dilution;
•	Longhole stoping - 27% dilution;
•	Additional unplanned dilution of 20% for SRP stopes and 25% for longhole stopes;
•	Overall SRP (current) - 115% dilution;
•	Overall SRP (modified) - 89% dilution;
•	Overall longhole - 52% dilution
•	Mining recovery for longhole method - 83% (including pillars);
•	Mining recovery for SRP method (current) - 76% (including pillars);
•	Mining recovery for SRP method (modified) - 76% (including pillars).

Geomechanics

Two primary geo-mechanical units have been identified at the Pilar mine and are differentiated by their intact rock properties, rock mass properties, and relative stratigraphic position to the orebody. Graphite schist (GS), recognized as the most resistant material, is mostly located in the hangingwall and talc sericite schist (QSST), the weaker material, is normally located in the footwall.

Intact rock properties were defined on the basis of 28 rock strength tests (uniaxial, triaxial, and tensile) as summarized in Table 16-2.

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Table 16-2 Hangingwall and Footwall Rock Unit Properties - Pilar Mine

Pilar Operations

Lithology	UCS (MPa)	Elasticity	RMR	Q’
Graphite Schist (GS)	129.9	15.1	65-75	13.5
Talc Sericite Schist (QSST)	74.7	54.7	50-60	7.3

Table 16-2 also shows the rock mass classification for each lithology. The Rock Mass Rating (RMR; Bieniawski 1984) and Q (Barton) are based on 102 geotechnical underground mapping stations located along open galleries and current extraction areas complemented with 650 m of geotechnical drill hole descriptions.

Three main structural domains were defined based on 750 measurements which include faults, shear zones, foliation, and folds as summarized in Table 16-3.

Table 16-3 Structural Domains - Pilar Mine

Pilar Operations

Joint Set	Type	Trend	Persistence (m)	Spacing (m)	Thickness (mm)	Type
Sn	Foliation	207/21	>100	0.1 - 0.5	10 - 100	Reverse
J1	Fault	032/59	>10	1.7 - 18	10 - 30	Strike Slip
J2	Fault	334/82	>10	1.0 - 5	100 - 300	Normal

In order to estimate the maximum stable spans for mine design and the proposed extraction methods, the widely used empirical Mathews Stability Graphical methodology was used. Using the geotechnical parameters measured on site (stress factor, joint orientation, and joint geometry), the following stability numbers (N) were derived as shown in Table 16-4.

Table 16-4 Stability Number - Pilar Mine

Pilar Operations

Lithology	Q	N
Graphite Schist (GS)	13.5	6
Talc Sericite Schist (QSST)	7.3	3

Final stable stope design was estimated by assuming two different geotechnical units for the hangingwall and six span scenarios ranging from a 7 m by 7 m unsupported room to a 20 m by 30 m supported room, which is equivalent to the largest supported open stope executed to date.

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From this analysis, it has been determined that, in the case of a hangingwall composed of graphite schist, a hydraulic radius of 4.3 would result in the maximum unsupported stable span. In the case of a hangingwall composed of talc sericite schist, a hydraulic radius of <3 is required. The results from the two rock types are plotted (in orange) in Figure 16-4.

Support Systems

All development headings and room-and-pillar stope openings (personnel entry areas) are systematically bolted with 1.6 m to 2.4 m long rebar bolts, installed after each blast. Cable bolts are installed in the longhole stopes to ensure short term roof stability to minimize dilution during the extraction phase.

Mine Equipment

Major mine equipment associated with the Pilar mine is shown in Table 16-5.

Table 16-5 Mining Equipment - Pilar Mine
Pilar Operations

Equipment Description	Manufacturer	Model	Number
Longhole Drill	Sandvik	DL 331	3
Low Profile Longhole Drill	Sandvik	DL 230 L	3
Jumbo Double Boom Drill	Sandvik	DD 321	3
Low Profile Jumbo Single Boom Drill	Sandvik	DD 210 L	5
Roof Bolter	Sandvik	DS 311	2
Low Profile Roof Bolter	Sandvik	DS 210 L	4
Dump Truck	Mercedes Benz	2726 K 6x4	8
LHD	Sandvik	LH 307	4
Low Profile LHD	Sandvik	LH 208 L	4

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Figure 16-4 Stability Analysis - Pilar Mine

S/cabos
STABLE
UNSTABLE
CAVED
Stable Zone
Transition Zone
Caving Zone
Data from UNSUPPORTED case histories
Potvin (1988) and Nickson (1992).
1000,00
100,00
10,00
1,00
0,10
0,00
5,00
10,00
15,00
20,00

****** In site Long Hole results plotted in orange.***

Figure 16-4

Pilar Operations

Goiás State, Brazil

Stability Analysis - Pilar Mine

March 2020

Source: RPA, 2018.

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Maria LÁzara Mine

Mine Design

The Maria Lázara mine is located approximately 15 km from the Pilar processing plant. At the Maria Lázara mine, sub-level longhole open stoping is used to extract ore. Each mining panel consists of a main lower level and two sub-levels, accessed with 4.0 m wide by 4.5 m high drives. The vertical distance between the roof of the main level and the floor of the first sub-level is 15 m. The same vertical distance of 15 m applies between the roof of the first sub-level and the floor of the second sub-level. The vertical distance between the roof of the second sub-level and the bottom of the upper sill pillar is 11 m. The total vertical height of each mining panel between sill pillars is 54.5 m.

Roof support is being provided by a combination of roof bolts, cable bolts, shotcrete, and steel mesh. The level of artificial roof support is determined from inspections of the specific roof condition at each slice within the stope. The variation of the stope thickness is one of the most important factors which affects the level of artificial roof support used at the Maria Lázara mine.

The mining method is mechanized to reduce human exposure to safety hazards. The mining sequence vertically is from the bottom up for the 54.5 m of each panel and horizontally from the ends towards the central cross cut. From the end of each sub-level, a slot raise is excavated which creates the free face necessary for the sequential blasting of longhole rings. The blasted material in the mine faces is loaded and hauled by remote controlled load-haul-dump (LHD) units. A schematic of the mining method is shown in Figure 16-5. The development/stoping sequence is illustrated in Figure 16-6.

Mine Equipment

Major equipment associated with the Maria Lázara mine is shown in Table 16-6.

Table 16-6 Mining Equipment - Maria LÁzara Mine
Pilar Operations

Equipment Description	Manufacturer	Model	Number
Longhole Drill	Sandvik	DL 331	4
Jumbo Double Boom Drill	Sandvik	DD 321	1
LHD	Sandvik	LH 307	2

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Figure 16-5 Schematic of Sub-level Stoping Method – Maria LÁzara Mine

Crown Pillar
Panel 01
34.5
40.8
28.3
SN558.5
SN530.5
Sill Pillar
Relaxation Ellipsoid 1.3
77.1
28.3
SN520
SN500
Panel 02
54.5
SN480
Sill Pillar
77.1
28.3
SN465.5
SN445.5
Panel 03
54.5
SN425.5
0
10
20
30
40
50
Metres

Figure 16-5

Pilar Operations

Goiás State, Brazil

Schematic of Sub-Level Stoping Method - Maria Lázara Mine

March 2020

Source: RPA, 2015.

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Figure 16-6 Development/Stoping Sequence – Maria LÁzara Mine

Mining in Retreat
Stope Out
Stope Out
Level 520
Stope Out
Stope Out
Level 500
Stope Out
Stope Out
Level 480
SILL
PILLAR
Level
RAMP
Development
Level
Level
SILL
PILLAR

Figure 16-6

Pilar Operations

Goiás State, Brazil

Development/Stoping Sequence

Maria Lázara Mine

March 2020

Source: RPA, 2015.

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TrÊs Buracos Open Pit

The Três Buracos open pit project proposes mining of one pit over an approximate six-year timeframe including pre-production. The production schedule is based on the Mineral Reserve model as described in Section 15.

Figure 16-7 presents a plan view of the Três Buracos project area at the completion of operations including waste rock dump.

The temperature, precipitation, topographical relief, and altitude are not expected to adversely affect mining operations at Três Buracos. The Project is located in a temperate region of Brazil, where there is moderate precipitation. Topography at the Project site is gentle to steep, and it is located at a nominal elevation of 850 MASL.

The proposed ore production rate is reasonable in terms of the quantity and quality of the Mineral Reserve estimate. The annual production rate is approximately 3,000 tpd of ore and a maximum of 23,000 tpd of total material (ore + waste).

The Três Buracos project assumes contract mining with a fleet of 30 t to 40 t size trucks.

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Figure 16-7 TrÊs Buracos Open Pit Design

N
Property Boundary
Final Pit Design
Waste Rock Dump
8369000 N
8368000 N
650000 E
651000 E
652000 E
0
200
400
600
800
1000
Metres

Figure 16-7

Pilar Operations

Goiás State, Brazil

Tres Buracos Open Pit Design

March 2020

Source: RPA, 2018.

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Open Pit Optimization

Open pit optimization was conducted on Mineral Resources to determine the pit limits, using US$1,300/oz Au. Whittle software version 4.5.5 was used for open pit optimization. Blocks classified only as Measured and Indicated Mineral Resources were included in the reserve pit optimization process for Três Buracos.

The open pit optimization parameters are listed in Table 16-7. These parameters were used in the generation of Whittle pit shells for reserve pit designs. Table 16-8 presents the pit optimization results.

Table 16-7 TrÊs Buracos Open Pit Optimization Parameters

Pilar Operations

Pit Optimization Parameter	Units	Três Buracos Values
Três Buracos Vulcan Block Size	m	3m x3m x 3m
Três Buracos Whittle Block Size	m	6m x 6m x 6m
Três Buracos Footwall Pit Slope	°	35
Três Buracos Hanging Wall Pit Slope	°	47
Dilution	%	0
Mineral Resource Classes		Measured and Indicated ONLY
Gold Price	US$/oz	1,300
Payable Gold	%	99.50
Gold Selling Cost	US$/oz	3.25
Gold Recovery	%	92
Royalty (Gross Revenue, CEFEM)%		1.5
Costs
Mining Cost	US$/t	1.90
Process - Ore Haulage	US$/t	1.82
Process Cost	US$/t	13.48
G&A Cost	US$/t	5.79
Method	NA	Cash Flow

Notes:
1. Costs based on R$3.70 = US$1.00 exchange rate

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Table 16-8 TrÊs Buracos Open Pit Optimization Results

Pilar Operations

Pit	Metal Price (US$/oz)	Total Tonnes (000)	Waste Tonnes (000)	Ore Tonnes (000)	Strip Ratio W:O	Gold Grade AU_P (g/t)	Gold Ounces (koz)
1	500	2	2	1	2.5	2.19	48
2	550	4	3	1	1.9	1.91	92
3	600	19	15	4	3.5	1.94	265
4	650	42	32	10	3.3	1.76	554
5	700	60	45	15	3.0	1.64	804
6	750	257	215	42	5.2	1.65	2,216
7	800	2,277	1,892	385	4.9	1.49	18,424
8	850	2,512	2,056	457	4.5	1.44	21,086
9	900	4,120	3,393	727	4.7	1.38	32,231
10	950	5,690	4,684	1,006	4.7	1.32	42,770
11	1,000	7,556	6,248	1,309	4.8	1.29	54,118
12	1,050	8,035	6,567	1,468	4.5	1.25	58,792
13	1,100	8,714	7,071	1,643	4.3	1.21	64,020
14	1,150	15,181	12,696	2,486	5.1	1.17	93,819
15	1,200	25,364	21,675	3,689	5.9	1.15	135,812
16	1,250	26,519	22,483	4,035	5.6	1.11	144,529
17	1,300	33,726	28,275	5,451	5.2	1.04	182,789
18	1,350	36,266	30,366	5,901	5.2	1.03	194,829
19	1,400	38,542	32,401	6,141	5.3	1.03	202,574

Open Pit Design

The LOM plan was developed by Leagold based on the 2017 Mineral Resource estimate.

In general, in-pit haul roads were designed for two-way traffic at a maximum continuous gradient of 10%. Two-way traffic pit wall haul road widths are 11 m, which includes provision for a single shoulder berm that is three quarters the height of the truck tires. The operable width is approximately nine metres, which is three times the truck width of approximately three metres for a 30 t or 40 t truck. One-way traffic pit wall haul road widths are at nine metres wide.

In general, development of main haul roads and permanent structures, such as the waste rock dump, around the open pit was done at a minimum setback of 50 m.

Table 16-9 summarizes the pit design parameters used in the LOM plan.

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Table 16-9 TrÊs Buracos Pit Design Parameters
Pilar Operations

Pit Dimensions	Três Buracos Pit
Pit Length (m)	455
Pit Width (m)	590
Surface Area (m2)	206,600
Maximum Pit Depth (m)	98
Pit Bottom Elevation (MASL)	666
Pit Exit Elevation (MASL)	786
Average Ramp Grade (%)	10
Ramp Width double-lane (m)	11
Overall Footwall Slope (°)	38
Overall Hanging Wall Slope (°)	Varies 37 to 43
Mining Bench Height (m)	6
Type Benching (berming)	Double benching

Waste Dump Design

The waste rock dump was designed to contain the capacity of material that will be excavated over the LOM. The parameters that were used for the waste rock dump design is summarized in Table 16-10.

Table 16-10 TrÊs Buracos Waste Dump Design

Pilar Operations

Waste Dump Design	Units	Value
Road Grade	%	12
Minimum Road Width	m	10
Catch Bench	m	3.0
Loose Density	t/m3	1.9
Overall slope	deg.	32
Lift slope	deg.	37
Lift height	m	10

Dump Height	m	135
Capacity	Mt	16

Mining Phases

For production scheduling and mine operating cost estimates, PGDM has used final pit designs to report three mining phases. The mining phase sequence is in priority order by revenue. Figure 16-7 presents the mining final pit design and general arrangement, along with the waste dump design. Três Buracos phase 3 will require access to 100 m by 300 m of additional land ownership to the east of the final pit design in order to mine the final pit. PGDM is confident that an agreement with the land owner can be achieved before access is required. There are three phases designed in Três Buracos, Table 16-11 summarizes phase ore and waste tonnage included in the LOM production schedule.

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Table 16-11 TrÊs Buracos Phases

Pilar Operations

Phase	Ore Tonnes (000)	Gold Grade (g/t)	Contained Au (oz)	Waste Tonnes (000)	Total Tonnes (000)	Strip Ratio
1	1,413	1.08	49,159	5,858	7,271	4.1
2	2,919	1.01	95,006	20,517	23,436	7.0
3	857	0.99	27,174	3,533	4,390	4.1
Total	5,189	1.03	171,339	29,907	35,096	5.8

TrÊs Buracos Mine Production Schedule

The open pit mine production schedule in Table 16-12 shows a summary of the tonnages and grades on a yearly basis, with a LOM of approximately six years.

Table 16-12 TrÊs Buracos Mine Production Schedule

Pilar Operations

Year	Ore Mined (000)	Gold Grade (g/t)	Waste Mined (000)	Total Mined (000t)	Strip Ratio
2020	690	1.10	7,599	8,289	11.0
2021	938	1.11	6,578	7,515	7.0
2022	1,100	1.07	5,818	6,918	5.3
2023	1,100	1.04	5,415	6,515	4.9
2024	1,053	0.97	4,274	5,327	4.1
2025	308	0.65	254	562	0.8
Total	5,188	1.03	29,937	35,126	5.8

Annualized run-of-mine material movement starts at approximately 8.3 Mt in 2020 during pre-production, decreases to 7.5 M in year 2021, and then declines annually through 2024, the last full year of mining at 5.3 Mt. The start of mining at Três Buracos is now anticipated to begin in early 2021.

Mine Equipment

The Project assumes open pit mining with front end loader, haul trucks, and a fleet of support and ancillary equipment. The required mining fleet equipment will be provided by a mining contractor from the start of pre-production. An explosives contractor will provide all the blasting equipment, including all bulk agent loading trucks. Table 16-13 presents the type of equipment that will be provided by the contractor.

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Table 16-13 TrÊs Buracos Contractor Mining Equipment

Pilar Operations

Type	Item
Operations:
Excavator	Volvo EC380
Haul Truck	Scania 40-t truck, up to CAT 91-t truck

Support:
Grader	Cat 14 M or equivalent
Bulldozer	Cat D9 Dozer or equivalent
Water Truck	25,000 L
Blast Hole Drill	Atlas Copco D65
(Equipment may vary, depending on contractor’s fleet.)

The major mine consumables for the open pit project are diesel fuel, lubes, haul truck tires, and emulsion.

Open Pit Personnel

The mine department will employ a peak of 132 personnel on various work schedules over the LOM. Mine department personnel are divided into four main areas: mine management, technical services, mine operation, and mine maintenance. Mine operation and maintenance will be carried out by the contractor.

Personnel requirements are presented in Table 16-14.

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Table 16-14 TrÊs Buracos Estimated Open Pit Mine Manpower
Pilar Operations

Manpower	Operation	Technical Services	Admin.	Três Buracos Sub-Total	Contractor	Total
Geology & Mine Planning	-	6	-	6	-	6
Survey	-	4	-	4	-	4
Administration	-	-	2	2	-	2
Operators (Contractor)	2	-	-	2	85	87
Maintenance (Contractor)	2	-	-	2	30	32
Management		-	1	1	-	1
Total	4	10	3	17	115	132

The majority of personnel are scheduled to work eight hour shifts on a three shifts per day basis.

Open Pit Geomechanics

PGDM personnel made pit slope recommendations to support the pit optimization including the review of existing data.

Recommendations for the geometrical parameters for the operational pit are based on an internal geotechnical study (Três Buracos Report Geotech, 2018) that considered the geomechanics domains, structural patterns, strength of material, kinematic analysis, numerical modelling, dimensions, and orientations of the slopes.

Open Pit and Underground Production Schedule

PGDM has prepared a modified LOM production schedule that contains Mineral Reserves only (7.005 Mt grading 1.18 g/t Au). The Mineral Reserves are comprised of 1.816 Mt of underground ore (Pilar and Maria Lázara) and 5.188 Mt of open pit ore (Três Buracos). Based on this production plan, the LOM is estimated to be seven years (mid-2018 to mid-2025).

The modified LOM production schedule is presented in Table 16-15.

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Table 16-15 Pilar Mine Production Schedule (2018 to 2025)
Pilar Operations

Year	2018 (Jun-Dec)	2019	2020	2021	2022	2023	2024	2025	Total
Pilar Main
Tonnes Mined (kt)	417	609	405	101					1,532
Grade (g/t Au)	1.37	1.61	1.84	1.60					1.60
Maria Lázara
Tonnes Mined (kt)	217	66							284
Grade (g/t Au)	1.70	1.53							1.66
Três Buracos
Tonnes Mined (kt)			690	938	1,100	1,100	1,053	308	5,189
Grade (g/t Au)			1.10	1.11	1.07	1.04	0.97	0.65	1.03
TOTAL
Tonnes Mined (kt)	634	675	1,095	1,039	1,100	1,100	1,053	308	7,005
Grade (g/t Au)	1.48	1.60	1.37	1.15	1.07	1.04	0.97	0.65	1.18

The LOM processing schedule is summarized in Table 16-16.

Table 16-16 Pilar Mill Feed Schedule (2018 to 2025)
Pilar Operations

Year	2018 (Jun-Dec)	2019	2020	2021	2022	2023	2024	2025	Total
Mill Feed (000 t)	634	675	1,095	1,039	1,100	1,100	1,053	308	7,005
Grade (g/t Au)	1.48	1.60	1.37	1.15	1.07	1.04	0.97	0.65	1.18
Gold Contained (000 oz)	30.3	34.8	48.3	38.6	37.7	36.8	32.7	6.5	265.6
Gold Recovery (%)	93.1%	94.2%	92.6%	92.6%	92.6%	92.6%	92.6%	92.6%	92.9%
Gold Recovered (000 oz)	28.2	32.8	44.8	35.7	34.9	34.0	30.2	6.0	246.6

The underground mining methods at Pilar involve development in low grade material on the hanging wall and footwall of the mineralized zone. This low grade material is not included in the mineral reserves or mineral resources and has been mined as waste that is placed on one of three waste dumps that are located from 0.5 km to 2.5 km to the plant. These dumps have been surveyed and currently there are 1.138 million cubic metres or 2.0 million tonnes of low grade material based on a bulk density of 1.8. Underground sampling grades for this material range from 0.2 g/t Au up to 2.0 g/t Au (SMU grades were expected to range from 0.3 g/t Au to 1 g/t Au). Recent sampling and processing of the material in these dumps confirms that the grades are generally 0.60 g/t Au to 0.68 g/t Au and show average gold recovery of 93%, which is supported by metallurgical test work completed in 2018.

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The Pilar plant currently has excess processing capacity and therefore the low grade material with grades over 0.4 g/t Au can provide up to 2,000 tpd to the mill as a supplemental feed. Based on the planned feed rate this material can be used as a supplemental feed for approximately three years.

The low grade material is not included in the production plan that is presented in this technical report given that it currently is not a reserve. A sampling (sonic or RC drilling) program and additional metallurgical testwork is planned for 2019 to provide data for estimation of this as a mineral resource and enable inclusion as a mineral reserve.

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17 Recovery Methods

Process Description

RPA found the processing facilities at the Pilar mine to be in very good condition. The processing facilities were started up in June 2013, with the first pour in July 2013. Commercial production was officially reached in October 2014.

The plant was designed to process 3,500 tpd from the underground mines at Pilar, Caiamar, and Maria Lázara. The target production from the Pilar and Maria Lázara mines is approximately 3,000 tpd for a total of up to 1,450,000 tpa, with the Caiamar mine closed in 2015. Figure 17-1 illustrates the simplified flowsheet of the Pilar processing facilities.

The overall process flowsheet consists of the following unit processes:

•	Primary jaw crushing;
•	SAG mill feed bin;
•	Single stage SAG mill grinding;
•	Pebble crushing;
•	Gravity concentration using centrifugal concentrators; treating the underflow of the grinding cyclones;
•	Intensive cyanide leaching of the gravity concentrate using Acacia reactor;
•	Grinding circuit thickening producing a leach feed of 55% solids;
•	Cyanide leaching using six tanks in series;
•	Carbon in pulp gold recovery using eight tanks in series;
•	Cyanide detoxification using sodium metabisulphite in five tanks in series;
•	Anglo American Research Laboratory (AARL) stripping of the carbon;
•	Electrowinning of the carbon eluent and gravity concentrate leach solution; and
•	Casting of gold bars in an induction furnace.

The plant was designed to take advantage of gravity flow. The ore stockpiles and primary crushing are at the highest level, the crushed ore storage bin and grinding circuit are located on the next lower elevation, and the ground slurry from grinding flows by gravity to the leaching circuit on the next lower bench.

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Figure 17-1 Processing plant Flow Sheet

HIGH RATE
THICKENER
(IMCO E CAT)
PROCESS
WATER TANK
STOCKPILE
CYCLONE
JAW CRUSHER
LEACHING
PEBBLE
CONE
CRUSHER
FINE ORE BIN
CARBON IN PULP
SCREEN
CARBON
REGENERATION
KILN
CYANIDE DETOXIFICATION
SAG MILL
PULP
CARBON
SOLUTION
CENTRIFUGAL
GRAVITY
CONCENTRATOR
TAILINGS
DAM
ACACIA INTENSIVE
CYANIDATION REACTOR
(ICR)
CARBON ACID WASHING
AND ELUTION COLUMNS
ELECTROWINNING
CELLS
INDUCTION
FURNACE
GOLD
BULLION

Figure 17-1

Pilar Operations

Goiás State, Brazil

Process Flow Sheet

March 2020

Source: Yamana Gold, 2015.

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Ore Delivery From The Mines

Ore is delivered from the Pilar mine using 14 t haul trucks. The Maria Lázara mine is 15 km from the Pilar process plant, and the Caiamar mine is 38 km from the plant. Ore from the Caiamar mine was delivered in over-the-road haul trucks until the mine was put on care and maintenance in 2015. The Maria Lázara mine is being mined by a contractor who is responsible for delivery of the ore to the Pilar coarse ore stockpile. The ore is stockpiled and then loaded into the primary crusher feed hopper using a front end loader. The feed hopper is equipped with a static grizzly with 800 mm openings. A mobile hydraulic rock hammer is used to break the oversized rocks.

Primary Crushing

Ore is drawn from the feed hopper using a vibrating grizzly feeder and fed to the primary crusher. Grizzly feeder undersize material bypasses the crusher and falls directly onto the crushed ore conveyor. The primary crusher is a 1,000 mm by 760 mm single toggle jaw crusher with a 110 kW drive. The crusher is sized for a nominal feed rate of 206 tph with a closed side setting of 75 mm. The primary crusher discharge combines with the grizzly feeder undersize and is conveyed to the crusher ore storage silo. The silo has a live storage capacity of 1,000 tonnes allowing for eight hours of mill operation at the design mill production rate of 127 tph.

Primary Grinding

Ore is drawn from the storage silo by two vibrating feeders, which feed the fixed speed SAG mill feed conveyor. The SAG mill is 5.8 m diameter by 5.8 m long with a 3,000 kW drive and a capacity of 165 tph. The typical mill operating power draw is reported to range between 2,200 kW and 2,600 kW. The discharge of the mill is fitted with a trommel screen with 10 mm by 10 mm openings to remove oversized pebble and ball chips. The mill operates with a 30% ball charge made up with 125 mm balls. The circulating load is estimated to be 400%. The trommel oversized material is conveyed to a cone crusher, with a 132 kW drive, positioned above the SAG mill feed conveyer. The pebble size material is reduced to -8 mm and discharged directly onto the SAG mill feed conveyor and recycled to the mill. The cone crusher capacity is 90 tph and is currently operating at approximately 20 tph.

The SAG mill operates with a slurry density of approximately 75% solids and discharges into the cyclone feed sump where it is diluted and pumped to a cluster of eight 380 mm cyclones for classification. The cyclone feed slurry density is controlled to approximately 53% solids to obtain a cyclone overflow density of 34% solids and a target particle size distribution of 80% passing 125 µm. The cyclone underflow slurry is typically 76% solids and flows by gravity to the feed of the SAG mill. A portion of the cyclone underflow is diverted to two centrifugal concentrators for gravity gold recovery. The tailings from the centrifugal concentrators recombine with the cyclone underflow and return to the mill feed chute, closing the circuit. The cyclone overflow flows through a horizontal vibrating trash screen to remove oversize material, plastic and other debris, before reporting to the pre-leach thickener.

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Gravity Sepaation

The concentrate from the centrifugal concentrators is treated in an Acacia intensive cyanide leach reactor, located in a locked section directly beneath the concentrators. The Acacia reactor is an automated system providing security for the processing of gravity gold concentrates. The concentrate is leached at 54°C in a 2.5% sodium cyanide and 1.5% sodium hydroxide solution to recover the gold. The pregnant Acacia leach solution is then pumped to a storage tank in the carbon stripping area in preparation for electrowinning. The tailings from the Acacia leach reactor is pumped to the cyclone feed sump for re-processing.

Thickening

The cyclone overflow, at 34% solids, flows through a horizontal vibrating screen to remove oversize material, plastic and other debris, before reporting to the pre-leach thickener. The screen underflow flows by gravity to a 12 m diameter high rate leach feed thickener where it is diluted to 15% solids and directed into the thickener feed well. The thickener underflow density is controlled between 55% and 60% solids using density measurement and variable speed underflow pumps. The underflow slurry is pumped to the cyanide leach tanks. There is a significant elevation drop between the thickeners, located at the mill, and the leach circuit, which is located on a lower bench. The underflow pumps and control valves are used to control the slurry flow between the two levels. The thickener overflow solution is very low in solids and is pumped to the grinding circuit process water tank for use as dilution water.

Leaching and Carbon in Pulp

The thickener underflow slurry is adjusted to 55% solids and pumped to the leaching and CIP circuit. The leaching circuit consists of six 700 m3 tanks in series for a total retention time of 20 hours to 23 hours. Leach Tank No. 1 is used for pre-aeration. Lime and pure oxygen are sparged into the tank to oxidize weakly bound sulphur that would combine with cyanide during leaching to form thiocyanate, CNS, increasing cyanide consumption. Lime added during pre-aeration reacts with the oxidized sulphur to form calcium sulphate. The slurry overflows the pre-aeration tank to Leach Tank No. 2 where cyanide is added and leaching continues through Leach Tank No. 6. Oxygen is also sparged into Tank No. 2 to increase cyanide leach reaction kinetics. Air is then added into Tanks No. 3 through No. 7.

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The leach slurry overflows through a launder to the CIP circuit where it is diluted to 45% solids and contacted with activated carbon for gold recovery. The CIP circuit consists of eight, 400 m³ tanks in series for a total retention time of eight hours. Activated carbon is added to Tank No. 8 and is transferred from tank to tank counter current to the slurry flow using vertical recessed impeller pumps. Vertical NKM carbon retention screens are used to retain the carbon within a given tank. The target carbon concentration is 30 g carbon/L slurry and the carbon is loaded to approximately 2,000 g/t Au as it advances from Tank No. 8 to Tank No. 1. The loaded carbon is pumped from CIP Tank No. 1 to the loaded carbon wash screen where the carbon passes over the screen. The washed loaded carbon is re-pulped with water and pumped to the loaded carbon storage bin in the carbon stripping area. The screen underflow slurry returns to the CIP Tank No. 1.

Process controls in the leaching circuit include analysers for both pH and cyanide concentration.

Carbon Desorption and Regeneration

The gold is desorbed from the carbon using the AARL process. The process treats the carbon in 2.7 t batches. The carbon is acid washed before each elution, however, the eluted carbon is only regenerated every third batch (3 elution to 1 regeneration).

The carbon is added to a 2.7 t capacity acid wash column. The column is then filled with a 3% hydrochloric acid solution and allowed to soak for 30 minutes. Fresh water is then added to displace the acid solution, and wash and neutralize the carbon prior to transferring it to one of two 2.7 t capacity carbon desorption columns. The carbon is then contacted with a solution of 3% sodium cyanide and 2% sodium hydroxide which has been preheated to a temperature of 120°C. The solution is circulated through the elution column, through a secondary heat exchanger and on to the pregnant eluent tank. Clean raw water, preheated using the primary and secondary heat exchangers, is pumped through the column from bottom to top to remove the desorbed gold cyanide from the carbon. The clean water flow continues until the concentration of gold in the solution exiting the top of the column reaches 25 mg/L and the process is stopped. The eluted carbon is then washed with raw water to remove any residual gold, cyanide, and caustic, and to cool the carbon. After washing, the carbon is discharged from the column over a carbon dewatering screen and into the barren carbon storage bin ahead of the carbon regeneration kiln. The barren solution is pumped to the head of the CIP circuit.

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The pregnant solution is pumped through electrowinning cells and gold is plated out onto stainless steel cathodes. The barren solution is pumped to the barren solution tank, where the cyanide and caustic concentrations are adjusted.

Carbon Regeneration

The barren carbon is reactivated in a horizontal gas fired rotary kiln at 750°C. The regenerated carbon is transferred to the CIP circuit to be reloaded. The capacity of the carbon regeneration kiln is 75 kg/h and a capacity of 1.5 t of carbon in a 16 hour period. Carbon discharging the kiln passes over a screen to remove carbon fines and into a pump tank, from which the carbon will be educted to the No. 8 CIP tank.

Electrowinning

The pregnant solutions from the Acacia intensive cyanide leach reactor and from the carbon elution circuit are combined and circulated though the electrowinning cells to recover the gold. The gold in solution is plated out onto stainless steel cathodes. Once the cathodes are loaded and the circulating electrolyte is reduced to five ppm gold, the cathodes are removed from the cells and the gold mud is washed from the cathodes with high pressure water. The gold mud is filtered, dried, and fluxes are added. It is then smelted in a gas fired furnace to produce gold doré bars. The barren electrolyte is pumped back into the CIP circuit.

Cyanide Detoxification

The slurry leaving the last CIP tank passes through a carbon safety screen to recover fine carbon and then flows to the cyanide detoxification circuit. The detoxification circuit consists of five, 40 m3 mix tanks in series. A mixture of copper sulphate, sodium meta-bisulphite, and lime are added to destroy the cyanide. The target cyanide concentration before discharging the slurry to tailings is <10 ppm WAD cyanide.

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Tailings

The detoxified tailings slurry flows from cyanide destruction to the tailings pump station. The tailings are then pumped 7.2 km to the tailings impoundment using two Felluwa positive displacement pumps. The total capacity of the tailings system is 124 m³/h and operates at a pressure of 30 Bars (435 psig). The pipeline climbs 108 m to cross a ridge on the route to the tailings impoundment.

Mineral Processing and Production Statistics

The key operating parameters and performance indicators for the Pilar processing plant in 2016, 2017, and January to May 2018, are presented in Table 17-1.

Table 17-1 Pilar Processing Plant Operating Parameters

Pilar Operations

Operating Parameter Description, units	2016 Actual	2017 Actual	2018 Jan-May Actual
Total Mine Ore Production, tpa	1,173,963	1,235,238	439,800
Pilar Mine Production, tpa	899,184	925,149	344,094
Gold Grade, g/t	2.66	2.12	1.66
Maria Lázara Production, tpa	274,779	310,089	95,706
Gold Grade, g/t	1.59	1.56	1.72
Mill Production, tpa	1,174,584	1,235,351	440,407
Production Rate, tph	161	160	154
Mill Availability, %	93	91	85
Mill Utilization, %	87	93	79
Mill Production Efficiency, %	105	86	92
Overall Operating Efficiency, %	79	73	62
Grind Particle Size P80, microns	74	74	74
Gold Head Grade, g/t	2.42	1.98	1.67
Overall Gold Recovery, %	95.4	93.1	93.9
Gravity Gold Recovery, %	67.0	N/A	N/A
NaCN Consumption, kg/t	0.65	0.64	0.62
Lime Consumption, kg/t	1.31	1.26	0.99
Grinding Media, kg/t	1.04	1.01	0.92
Power Consumption, kWh/t	52.2	53.7	60.0
Plant Unit Operating Costs, US$/t	15.11	15.30	14.95

The plant operated, during this period, with a blend of ore from the Pilar and the Maria Lázara mines. The Caiamar mine was placed on care and maintenance in 2015. Metallurgical testing and plant operation have shown that the two ores are compatible and the Pilar processing plant flowsheet is appropriate for both deposits.

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The capacity of the Pilar processing plant is limited by the grinding circuit, which is capable of processing the Pilar mine ore at a rate of 165 tph, which, with an operating availability of 91%, would result in an annual production of 1,315,300 tonnes (3,600 t/d). The actual total production for 2016 was 1,174,584 tonnes; for 2017, 1,235,351 tonnes; and for January to May 2018, 440,407 tonnes, which represents 89.3%, 93.9%, and 80.3% of capacity, respectively. Figure 17-2 is a graph of the budgeted versus actual mill production for January 2017 to May 2018. The graph also shows the total mine production and the contributions from the Pilar and Maria Lázara mines. Mill production was consistently higher than budgeted until November 2017, when both mine and mill production dropped from 110,000 tonne per month to 90,000 tonne per month. Production rates for both the mine and mill were back to the target range in May 2018. The Pilar mine supplied 76.6 % of the ore in 2016, 74.9% in 2017, and 78.2% of the ore in 2018. The target ore blend is 75% Pilar and 25% Maria Lázara ore.

Figure 17-2 Pilar Processing Plant Production - Budget Vs. Actual for January 2017 to May 2018

Figure 17-3 is a chart of the budgeted and actual gold recovery and gold head grade for January 2017 to May 2018. The gold recovery is calculated from actual ounces poured. The average gold recovery was 95.4% in 2016, 93.1% in 2017, and 93.9% in the first five months of 2018. The gold grade dropped during the period with average gold grades of 2.42 g/t in 2016, 1.98 g/t in 2017, and 1.67 g/t during the first five months of 2018. The effect of the gold feed grade on gold recovery was not significant.

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Figure 17-3 Pilar Processing Plant Gold Recovery and Gold Grade for January 2017 to May 2018

Figure 17-4 is a graph of the key reagent consumptions for January 2017 to May 2018. The cyanide consumption was consistent during the period, ranging from 0.58 kg/t to 0.71 kg/t. Grinding media consumption was consistent during the period except for the anomalously high consumption in January 2017. Process optimization has been a priority since plant start-up. Reagent consumption, and especially cyanide consumption, has been a major focus. RPA concurs that work on optimization of the plant should be continued to minimize costs.

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Figure 17-4 Pilar Processing Plant Reagent Consumption for January 2017 to May 2018

Figure 17-5 presents the unit power consumption for January 2017 to May 2018. Average power consumption for the period was 52.2 kWh/t in 2016, 53.7 kWh/t in 2017, and 60.0kWh/t in the first five months of 2018. The graph indicates a seasonal decrease in power consumption during the months of June through October and an increase in the months of November through May, with the highest consumptions in November through March, which is Brazilian summer.

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Figure 17-5 Pilar Processing Plant Power Consumption for January 2017 to May 2018

Figure 17-6 presents the process plant unit operating costs for January 2017 to May 2018. The average unit operating costs were US$15.11/t in 2016, US$15.30/t in 2017, and US$14.95/t in the first five months of 2018.

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Figure 17-6 Pilar Processing Plant Unit Operating Costs in 2017 and January-May 2018

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18 Project Infrastructure

Access

Pilar Mine

The Pilar mine is located adjacent to the town of Pilar de Goiás, in Goiás state. The municipality of Pilar de Goiás has a population of 3,340, of which 1,200 live in the town of Pilar de Goiás, which has approximately 450 dwellings. Access to the Pilar mine is via GO-154, which is maintained by Goiás State Government.

The nearby town of Itapací, which has 15,000 residents, has a landing strip capable of supporting both single and twin engine aircraft.

Maria LÁzara Mine

The Maria Lázara mine is located approximately 15 km from the Pilar processing plant. The Maria Lázara mine has a local water supply and is accessed by a paved highway. Ore transportation is made on country and state roads, of which 4 km of the route is on non-paved roads.

Tailings Storage Facility

The Tailings Storage Facility (TSF) is located approximately 5 km south of the processing facilities. The reservoir was designed for nine years of operation with a total tailings volume of nine million tonnes, which corresponds to a volume of 6,422,000 m3. The dam was constructed in two stages, Stage 1 to provide storage for the first three years of operation, and Stage 2 required a downstream raise of the dam to accommodate the remaining six years of operation.

The TSF is geomembrane-lined and has a downstream seepage collection pond.

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Electrical Power Supply

Pilar Mine

A total of 11 MW of power is available to supply the Pilar mine and site facilities, from the Itapací Power Station, which is supplied by the Furnas Power Plant. The main substation at Pilar has a total capacity of 20 MVA. The current demand is reported to be 5 MVA.

Power for the municipality is delivered by Centro de Elergia Eletrica de Goiás (CELG) located in Hidrolina, approximately 150 km from Pilar de Goiás. The Serra de Mesa Power plant, with an installed capacity of 1,275 MW, is located 150 km from Pilar de Goiás.

Maria LÁzara Mine

Portable generators supply electrical power to the Maria Lázara mine. A 450 KVA generator supplies power to the mine and a 55 kVA generator supplies power to the office buildings and workshop.

Water Supply

Pilar Mine

Water is supplied from the Vermelho River, which is located downstream of the town of Pilar de Goiás. The river has sufficient year round flow rates to support the mine, which requires approximately 124 m3/h at full capacity. The average flow rate pumped in 2014 was approximately 92 m3/h.

Maria LÁzara Mine

Water used in the mine area is obtained through an agreement with the landholder, and comprises recycled mine water. Water in the work area flows by gravity to a decanting box, from which it is pumped to a reservoir tank. Water then flows from the reservoir tank back to the work area, closing the loop.

Site Facilities

Pilar Mine

The infrastructure at the Pilar mine consists of mine, administration, and processing facilities which are well established and include:

•	Underground workings and equipment

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•	Ore stockpiles and waste rock storage
•	Entrance and security gate
•	Truck scales
•	Electrical substation
•	Maintenance shops
•	Warehouse
•	Assay laboratory
•	Cafeteria
•	Offices
•	Change rooms
•	Medical clinic
•	Sewage treatment facilities
•	Water treatment plant
•	TSF
•	Fuel station
•	Explosive magazine

Maria LÁzara Mine

The Maria Lázara mine is being developed by a contractor who is also responsible for transportation of ore 15 km to the processing plant at the Pilar mine. Power is supplied by diesel generators. Water is sourced locally under agreement from a landowner.

Security

The processing plant, mines, and dams are surrounded by security fences to restrict access. The main entrance has a manned gatehouse, and security staff ensure the security of the site, explosives, and accessories depots, as well as providing protection during gold pours.

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19 Market Studies and Contracts

Markets

Gold is the principal commodity produced at Pilar and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Contracts

Pilar is a modern operation and Equinox Gold is an international firm with policies and procedures for the letting of contracts. These policies and procedures would lead to contracts that are normal for this scale of operation.

PGDM prioritizes sourcing goods and services through local suppliers, contributing to the sustainable economic development of local communities. Table 19-1 shows the main service contracts. The terms and charges are within industry norms.

Table 19-1 Pilar Main Service Contracts

Pilar Operations

Description	Average Monthly Cost (US$)
Energy	392,207
Mine Operation	473,956
Equipment Rental	337,033
Property Security	61,398
Cleaning and Conservation	27,236
Environmental Contracts	7,547
Maintenance	346,327
Vehicle Rental	19,627
Gold Transport	150,834

Table 19-2 lists the main contracts for consumables. Costs are within reasonable ranges.

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Table 19-2 Pilar Main Consumable Contracts

Pilar Operations

Description	Average Monthly Cost (US$)
Diesel Fuel	187,020
Cyanide	130,305
Drilling Materials	141,445
Tires	42,560
Maintenance Materials	517,558
Steel Grinding Balls	89,889
Explosives	217,363

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20 Environmental Studies, Permitting, and Social or Community Impact

Environmental Impact Study

To meet the requirements of item IX of article 2 of the Resolution CONAMA 01/86, an Environmental Impact Study (EIS) and an Environmental Impact Report (RIMA) were prepared for Project implementation at Pilar de Goiás in 2009.

The EIS and RIMA required that Project environmental management be developed with the purpose of monitoring the presumed impacts for physical, biotic, and anthropic means. Project environmental management includes the following programs:

•	Environmental Management System;
•	Social Communication Program;
•	Environmental Education Program;
•	Archaeological Prospecting Program;
•	Work Management Program;
•	Erosive Processes Prevention and Control Program;
•	Noise and Vibration Control Program;
•	Liquid Effluents Control Program;
•	Atmospheric Emissions Control Program;
•	Fauna and Flora Control Program;
•	Degraded Areas Rehabilitation Program;
•	Solid Residues Management Program;
•	Water Capitation Management Program;
•	Surface Waters Quality Monitoring Program:
•	Hydrogeological Monitoring Program;
•	Atmospheric Emissions and Air Quality Monitoring Program;
•	Noise and Vibration Monitoring Program;
•	Fauna Monitoring Program.

The environmental impacts of the Project, such as noise level, alteration of the morphology, increase of dust levels, surface and groundwater quality, deforestation, aquifer lowering, social expectation, and changes, etc., have been assessed and appropriate mitigation measures have been presented in the EIS which was approved by the state.

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Archaeology

A first archeological evaluation was carried out during the previous permit phase. Some evidence identified in this stage showed some archaeological potential for the area evaluated, and the archaeology was added into the further phases of the permitting process. Pilar submitted a research project requesting a licence to start more detailed archaeological work to the government agency (IPHAN).

After this approval was granted, a complete program of exploration for, rescue of, and monitoring of archaeology was submitted to IPHAN, and the program was developed along with the Installation Licence (Licença de Instalação or LI) permitting phase. All the archaeological requirements requested by the agency in all the stages of the permitting process were accomplished and properly documented. There are currently no pending issues regarding archaeology in Pilar or nearby Pilar operations.

Acid Rock Drainage Evaluation and Tailings Management

A number of ore samples were collected by Yamana from both the Pilar and Caiamar deposits that were understood to represent the typical range of ore types to be mined. These samples were used to prepare composite samples of Pilar and Caiamar ore types for a kinetic column leach program. The results of the first leach cycle are shown in Figure 20-1.

In reading this document, it should be noted that the Caiamar Mine was put on care and maintenance in 2015 and the issues discussed concerning Caiamar ore will only be associated with the materials placed in the impoundments through 2015. Pilar ore continues to be processed along with ore from the Maria Lázara mine.

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Figure 20-1 Acid Base Account Plot

The Pilar samples are generally lower in sulphur and higher in acid neutralizing capacity (ANC) when compared to the Caiamar samples. Twenty of the 30 Pilar samples returned results indicating that the ANC exceeds the theoretical maximum potential acidity. The sulphur grade ranges from 0.1% S to 2.5% S and the ANC ranges from about 10 kg H2SO4/t to more than 200 kg H2SO4/t.

In contrast, all Caiamar sample results indicated that the theoretical acid potential of the samples exceeds the ANC. The sulphur grade ranges from about 1.5% S to 10% S and the ANC ranges from nil to a moderate value of 60 kg H2SO4/t.

A number of the Pilar samples plot above the ANC/maximum potential acidity (MPA) = 2 line indicting a high factor for acid rock drainage (ARD) control in tailings represented by these samples.

Figure 20-2 is an ARD classification plot for the samples showing ANC/MPA and net acid generation (NAG) pH. This plot shows that all Pilar samples with ANC/MPA > 1 also have NAG pH > 4.5 and are confirmed as non-acid forming (NAF). Also, the results confirm that the samples with values less than one are potential acid forming (PAF). However, for Caiamar, although most samples are confirmed as PAF, samples with ANC/MPA in the range 0.5 to 1 are classified uncertain. Further testing of these samples would be required to confirm classifications. It is most likely that Sequential NAG testing would confirm the samples as PAF and hence, pending additional testing, these samples are classified PAF.

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Figure 20-2 ARD Classification Plot

The above data suggest that, overall, the Pilar tailings are likely to be NAF with a good to high factor of safety based on the median and average values. It is possible, however, that periods of PAF tailings with ANC/MPA <1 could be discharged as indicated by the 90th percentile value.

Although the sulphur grade more than doubles to about 2.5% S with 30% Caiamar feed, the ANC remains relatively high, at about 60 kg H2SO4/t ore. This content of ANC is likely to provide a lag before onset of low pH conditions if tailings are exposed to atmospheric conditions on deposition beaches. The duration of the lag is not known but is critical for tailings management if sub-aerial deposition is proposed. To investigate the lag, it is recommended that additional column tests are commissioned with representative blends. A series of column leach tests and diligent operational monitoring will be required to determine the lag and ensure ARD does not develop on exposed beaches.

The Pilar ore type tailings are expected to range from mostly NAF with high arsenic, whereas tailings from Caiamar ore were PAF with significantly elevated arsenic.

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Although mill tailings are expected to be PAF, the inherent ANC is likely to average about 60 kg H2SO4/t and possibly range from about 15 kg H2SO4/t to 150 kg H2SO4/t. This amount of ANC should provide a lag time before onset of low pH conditions if tailings are exposed to atmospheric conditions, such as on active and inactive deposition beaches.

Evaluating the lag time and understanding the geochemical evolution and arsenic solubility and leaching during the lag is critical for tailings management. It is expected that the inherent ANC will provide a lag of at least two to three months, however, due to sulphide and gangue mineral segregation on beaches, some localized areas, with a shorter lag, may develop.

To confirm the expected trends, the sulphur grade of the ore feed through time is required as well as representative samples prepared to confirm the ARD characteristics, lag time, and arsenic solubility during lag. Samples should be assayed for total and sulphide sulphur, ANC, NAG, and elemental composition. Column leach testing of representative ore feed blends should be commissioned.

During Operations

Although sub-aqueous disposal of the tailings is the most geochemically secure option and likely to minimize dissolved arsenic in the TSF and process water circuit, the fact that the current tailings are NAF and future PAF tailings are expected to have a significant lag period, suggests that sub-aerial disposal on beaches should not significantly impact water chemistry and will have benefits for consolidation and increased density and to maximize the storage volume.

Provided the integrity of the geomembrane liner within the TSF persists and sufficient freeboard is maintained to prevent overflow discharge from the TSF, then sub-aerial disposal should be feasible from an ARD perspective, however, it is likely to result in higher dissolved arsenic in the TSF. To implement this strategy, a focused monitoring program is recommended with an action plan to effectively implement sub-aqueous deposition, if necessary.

Due to segregation of sulphur and ANC on beaches it is likely that potential hot spots (i.e. PAF with only a short lag) could occur where ANC is depleted. If beaches containing hot spots remain inactive for an extended period, acid generation will occur and could significantly impact water quality.

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To minimize the likelihood of low pH hot spots developing on beaches, the discharge spigots should be managed to ensure beaches are covered with fresh tailings within the lag time. Pending the results of kinetic testwork, it is recommended that beaches are not left inactive for more than four weeks.

In addition, to ensure that the pH of ponded water within the TSF remains near neutral, it is recommended that a level of protective alkalinity be maintained in the water circuit to neutralise any acid input from beaches and prevent low pH and high metals concentrations. The target alkalinity should not be less than 30 mgCaCO3/L. This will be revised as routine monitoring data become available.

An operational monitoring and testing program is recommended to confirm the performance and to provide early warning of any need to flood the tailings and implement sub-aqueous disposal. The following are recommended:

•	Conduct routine monitoring of sulphur and ANC of mill tailings. Prepare weekly composites for S and ANC assay.

•	Routine monitoring of TSF water quality. Parameters should include pH, alkalinity, sulphate, arsenic, calcium, cadmium, magnesium, manganese, lead, selenium, antimony, and zinc.

•	Any unsaturated beach areas inactive for four weeks should be sampled and assayed for pH, S, ANC, and NAG. Conduct beach monitoring by taking grab samples of the de-saturated top layer, make a 1 part solid to 2 parts de-ionized water slurry and measure pH. If less than 6, cover with fresh tailings within one week. Submit sample for S and ANC analyses.

•	Maintain the alkalinity of the TSF water at more the 30 mg CaCO3/L through lime addition at the mill (if required). If lime addition cannot maintain the alkalinity and pH at acceptable values and cost, and arsenic concentrations indicate a need to operate by sub-aqueous disposal then the following strategies could be implemented:
o	Reduce the ore feed of concern to less than 10% of total ore to cover the beaches and mitigate ARD generation.
o	Raise water level to inundate tailings, return to the planned ore feed, and operate sub-aqueous disposal strategy.
o	Arsenic treatment of dam water, if required.

•	Set up free draining columns of Pilar-Maria Lázara ore blends (as outlined above) to simulate exposed beaches and include saturated column to simulate closure conditions.

Waste Rock

An internal program for characterizing the waste rock from the Pilar mine was developed. During 2014, more than 400 samples were characterized (Figure 20-3).

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Figure 20-3 Waste Rock ARD Characterization

It is possible to conclude by the graph above that 91% of samples are non-acid generators and just 9% are potentially acid generators. The average neutralization potential on these samples is around 100 kg H2SO4/t which is enough to prevent acid generation in the waste rock material from the Pilar mine for the next two years. A continuous program for ARD characterization is in place and the laboratory of the unit was trained to do these analyzes.

Environmental Licensing

According to the Brazilian Federa Resolution CONAMA 37/97, the environmental licensing for a mining project is handled by the state in which the project resides. In Goiás State, the environmental agency responsible for the environmental licensing is the Secretary of Environment and Water Resources (Secretaria de Meio Ambiente e Recursos Hídricos) who is responsible for processing and issuing licences as follows:

•	Preliminary Licence (Licença Prévia - LP) is required for the preliminary phase of the project planning or activity, approving its location and conception, attesting environmental viability, and establishing the basic requirements to be fulfilled in the next phases of the project implementation.

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•	Installation Licence (Licença de Instalação - LI) authorizes the installation of the project or activity according to the specifications contained in the plans, approved programs, and designs, including environmental constraints and control measures.

•	Operation Licence (Licença de Funcionamento - LF) authorizes the project’s operation, after verification of effective fulfillment of the conditions which appear on the previous two licences, with the environmental constraints and control measures determined for the operation.

Environmental Licensing Status

Equinox Gold has advised RPA that all required environmental licences and permits to conduct the proposed work on the property are in good standing or currently being relieved. Table 20-1 lists the licences that are currently in place for the Project.

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Table 20-1 Status of Environmental Licences

Pilar Operations

Permit	Process Number	Description	Issue Date	Expiry Date	Status
Pilar Mine
Installation
1932/2014	20.745/2012	LI-Fuel Station	01/09/2014	01/09/2020	Current
Operation
2267/2012	13509/2012	LF-Concrete area	14/09/2012	06/02/2017	Renewal Pending
2527/2013	18504/2012	LF- Process Plant	29/10/2013	29/10/2019	Current
2671/2013	19837/2012	LF-Tailings Dam	11/11/2013	11/11/2015	Renewal Pending
041/2014	18348/2013	LF-Mining	09/01/2014	09/01/2020	Current
560/2018	1850/2018	OUT-Water Pumping Vermelho River	08/05/2018	08/05/2024	Current
340/2012	9052/2011	OUT-Water Pumping Tailings Dam	01/03/2012	01/05/2024	Current
3470/2013	7541/2013	OUT-Water Pumping Groundwater	20/12/2013	20/12/2025	Current
1123/2014	8042/2013	OUT-Water Pumping Azulão River	24/06/2014	28/05/2020	Current
Maria Lázara Mine
Installation
1024/2014	14062/2013	LI - Ramp Mineral Exploration	07/05/2014	07/05/2020	Current
1238/2014	14063/2013	LI - Waste Rock Dump	04/06/2014	04/06/2020	Current
Operation
1775/2015	484/2015	LF - Mining	18/08/2015	18/08/2017	Renewal Pending
Caiamar Mine
Installation
10/24/2014	14062/2013	LI - Ramp Mineral Exploration	07/05/2014	07/05/2020	Current
1238/2014	14063/2014	LI - Waste Rock Dump	04/06/2014	04/06/2020	Current
Operation
2658/2013	4791/2014	LF-Operation Permit Caiamar Project	08/11/2013	08/11/2019	Current
640/2014	17474/2012	OUT-Mine Water Pumping	09/04/2014	09/04/2026	Current
1775/2015	484/2015	LF - Mining	18/08/2015	18/08/2017	Renewal Pending

Note:
1.	Applications to renew expired permits have been submitted to the responsible regulatory agencies. Renewal approvals are pending.

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Mine Closure

The Project closure plan includes the following items:

•	Beneficiation plant decommissioning and vegetation rehabilitation of the area;

•	Waste dump area re-contouring and rehabilitation;

•	Covering and re-vegetation of Tailings Storage Facility;

•	Recovery of degraded areas along roads and future borrow areas;

•	Underground mining operations decommissioning and tunnel closing;

•	Removal of pumps and demolition of raw water impoundment structures;

•	Demolition and re-vegetation of explosive magazine areas and ancillaries that will not be maintained in the future;

•	Recovery of areas degraded by the mining activities within the mineral exploitation property limits.

Estimated costs for closure are presented in the Table 20-2.

Table 20-2 Closure Costs

Pilar Operations

Closure Item	Cost (R$000)
Studies	1,080
Mine - Pilar	2,791
Mine - Maria Lázara	1,228
Mine - Caiamar	978
Support Areas - Pilar	4,293
Support Areas - Maria Lázara	1,012
Support Areas - Caiamar	1,663
Tailings Storage Facility	18,078
Crushing	2,566
Plant	4,400
Water and Tailings Pipe	2,266
Administration Area	377
Mineral Waste Pile - Atala	880
Mineral Waste Pile - Grota-Pista	3,251
Mineral Waste Pile - Maria Lázara	964
Mineral Waste Pile - Caiamar	672
Ore Pile	187
Total	46,686

Note. Numbers may not add due to rounding.

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At an exchange rate of R$3.7 = US$1, the total closure costs are estimated at US$12,617 million.

Social Impact

PGDM has put in place a series of programs such as Open Doors, partnership seminars, environmental education programs, and lectures in the schools and communities around the Pilar operation, which have been adapted by the Company. No significant issues with the local communities have been identified during the operation of the Pilar mine and associated operation at the Maria Lázara mine.

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21 Capital and Operating Costs

Capital Costs

Between January 2015 and May 2018, actual sustaining capital cost for the Pilar operations totalled $29.6 million as presented in Table 21-1. The average BRL/USD exchange rate for the period was 3.34.

Table 21-1 Actual Sustaining Capital Costs - 2015 to May 2018

Pilar Operations

Description	2015 (US$M)	2016 (US$M)	2017 (US$M)	2018 (Jan-May) (US$M)	Total (US$M)
Buildings & Infrastructure	2.925	0.727	0.040	0.422	3.653
Machinery & Equipment	0.830	2.809	2.320	0.130	3.639
Mine Development.	7.930	14.396	12.387	4.592	22.326
Total	11.685	17.933	14.747	5.143	29.618

The Pilar LOM plan sustaining and closure capital costs are estimated to total $31.87 million as shown in Table 21-2. These costs are based on an exchange rate of US$1.00 = R$3.70.

Table 21-2 Projected Sustaining Capital Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	2023 and Beyond (US$M)	Total (US$M)
Buildings & Infrastructure	0.00	0.47	0.31	0.01	0.07	0.00	0.85
Machinery & Equipment	0.00	0.10	0.40	0.06	0.00	0.00	0.56
Mine Development	2.80	2.37	2.28	0.00	0.00	0.00	7.45
Tailings Dam	0.00	2.76	1.68	0.00	2.59	0.00	7.03
Sustaining - Other	0.00	0.47	0.24	0.39	0.00	0.00	1.09
Três Buracos Open Pit	0.00	0.00	0.00	1.98	0.27	0.00	2.26
Total Sustaining	2.80	6.16	4.90	2.45	2.94	0.00	19.25
Closure & Reclamation	0.00	0.04	0.07	0.04	0.00	12.47	12.62
Total	2.80	6.20	4.97	2.49	2.94	12.47	31.87

Expansionary Capital (3 Buracos)	0.00	2.80	7.42	0.00	0.00	0.00	10.22

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Operating Costs

Actual operating costs for 2015, 2016, 2017, and 2018 are presented in Table 21-3. The 2018 figures encompass costs for the first five months of the year only. Unit operating costs for the period averaged $43.99/t milled including mining, milling, and G&A costs, as presented in Table 21-4. The average BRL/USD exchange rate for the period averaged 3.34.

Table 21-3 Actual Operating Costs - 2015 to May 2018

Pilar Operations

Activity	2015 (US$M)	2016 (US$M)	2017 (US$M)	2018 (Jan -May) (US$M)	Total (US$M)
Mining	30.579	26.521	34.428	10.644	91.529
Milling	14.374	17.753	18.905	6.583	51.032
G&A	5.986	5.302	2.076	2.032	13.364
Total	50.940	49.576	55.409	19.259	155.925

Table 21-4 Actual Unit Operating Costs - 2015 to May 2018

Pilar Operations

Activity	2015 (US$/t Milled)	2016 (US$/t Milled)	2017 (US$/t Milled)	2018 (Jan -May) (US$/t Milled)	Total (US$/t Milled)
Mining	26.95	22.58	27.87	24.17	25.82
Milling	12.67	15.11	15.30	14.95	14.40
G&A	5.28	4.51	1.68	4.61	3.77
Total	44.89	42.21	44.85	43.73	43.99

Exchange BRL/USD	3.33	3.49	3.19	3.38	3.34

As shown previously in Table 16-5, the Pilar operations are scheduled to extract 7.005 Mt of ore from the various deposits during the LOM plan period of June 2018 to 2025. Included are 1.53 Mt of ore from the Pilar mine, 284,000 tonnes of ore from the Maria Lázara mine, and 5.19 Mt of ore from the Três Buracos open pit. As previously identified in Table 16-15, a total of 7.005 Mt is scheduled to be processed in the mill.

As detailed in Table 21-5, total operating costs for the LOM plan (2018 to 2022) are estimated to total US$207.4 million.

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Table 21-5 Projected Total Operating Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	2023 (US$M)	2024 (US$M)	2025 (US$M)	Total (US$M)
OP Mining	0.0	0.0	7.9	10.8	11.7	11.4	9.5	1.0	52.3
UG Mining	18.4	19.6	11.8	2.9	0.0	0.0	0.0	0.0	52.7
Milling	5.7	6.8	11.0	10.4	11.0	11.0	10.5	3.1	69.4
G&A	2.8	4.8	4.8	4.8	4.8	4.8	4.8	1.4	33.0
Total	26.9	31.1	35.4	28.9	27.5	27.2	24.8	5.5	207.4

Projected unit operating costs for this mill feed are shown in Table 21-6. Projected unit operating costs are based on a BRL/USD exchange rate of 3.7. Projected underground unit mining costs average slightly less than $29.00 per tonne milled, which is higher than the actual average unit underground mining costs of $25.82 experienced between 2015 and 2018. This is due to a higher fixed cost component as production from each of the underground operations decreases annually until closure. Open pit unit mining costs are projected to average $10.08/t milled, which is comprised of a unit mining cost of $1.73/t moved and a unit ore transportation cost of $1.67/t of ore hauled to the mill.

Table 21-6 Projected Unit Operating Costs

Pilar Operations

Description	2018 (Jun-Dec) (US$/t Milled)	2019 (US$/t Milled)	2020 (US$/t Milled)	2021 (US$/t Milled)	2022 (US$/t Milled)	2023 (US$/t Milled)	2024 (US$/t Milled)	2025 (US$/t Milled)	Total (US$/t Milled)
Mining - Pilar	29.55	29.04	29.14	28.73					29.23
Mining - Maria Lázara	28.00	28.00							28.00
Mining - Três Buracos			11.51	11.52	10.64	10.36	9.02	3.24	10.08
Total Mining	29.00	29.04	17.98	13.19	10.64	10.36	9.02	3.24	14.99
Processing	9.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00	9.91
G&A	4.41	7.11	4.38	4.62	4.36	4.36	4.56	4.53	4.71
Total	42.41	46.16	32.37	27.81	25.00	24.73	23.58	17.77	29.61

Manpower

The total Pilar work force in 2017 included 714 employees and 330 contractors.

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22 Economic Analysis

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Leagold, now Equinox Gold, is a producing issuer, PGDM is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of PGDM using the estimates presented in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 Adjacent Properties

There are no known properties with significant mineralization immediately adjacent to the Pilar operations.

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24 Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 Interpretation and Conclusions

Based on the site visit, discussions with Leagold personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	The geological models employed by PGDM geologists are reasonably well understood and are well supported by field observations in both outcrop and drill core.

•	Sampling and assaying are adequately completed and have been carried out using industry standard QA/QC practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.

•	The practices and procedures used to generate the Pilar database are acceptable to support Mineral Resource and Mineral Reserve estimation.

•	Interpretations of the geology and the 3D wireframes of the estimation domains appear to be reasonable.

•	With the exception of the lack of minimum thickness for interpretation, the Mineral Resource estimates have been prepared using appropriate methodology and assumptions including:
o	Treatment of high grade assays;
o	Composite length;
o	Search parameters;
o	Bulk density;
o	Interpolation;
o	Cut-off grade;
o	Classification.

•	Exploration potential exists to the north and southeast from the existing Pilar mine workings. The Maria Lázara deposit is open on strike and down dip.

Mining and Mineral Reserves

•	The underground mining methods utilized at the Pilar operations include longhole, SRP, and sub-level open stoping. These are appropriate mining methods for the deposit.

•	The bulk of the mill feed is being sourced from the Pilar mine. The Maria Lázara mine is used to supplement the Pilar production. Mineral Reserves at Maria Lázara are scheduled to be depleted by early 2019 at which time that mine will be placed on care and maintenance.

•	The underground workings have good ground conditions that do not require any special support to ensure stable openings.

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•	The mineralized vein at the Maria Lázara deposit is relatively thin (less than 2 m). Dilution control will be essential for forecasted production grades to be realized.

•	During the first eight months of 2017, the MCF at the Pilar mine was within the expected range. The reconciliation between actual results and results predicted from the various models began to deviate significantly in September 2017. This trend continued during the first five months of 2018. The deviation coincides with the intersection of a previously unknown diorite sill which geologically cuts off the upper portion of the mineralized zone. A mining zone that was expected to be 1.5 m in thickness was reduced to 0.9 m. The models have been updated and modified to reflect this reduced thickness. As a result, the Pilar mine Mineral Reserve grade has been reduced by 38% from 2.58 g/t Au to 1.60 g/t Au when compared to the December 31, 2015 Mineral Reserve estimate and the Mineral Reserves have been adjusted to remove the below cut-off grade material.

•	Over the course of 2018, PGDM proposes to reduce dilution at Pilar by modifying the SRP layout. The revised layout incorporates narrower level drifts (3.5 m wide) spaced on 12.5 m centres (leaving a 9 m section of ore between level drifts). This will be extracted using longhole drills instead of the jumbos. For the remaining Mineral Reserves, it is assumed that 50% will be mined using the existing layout and 50%, using the modified layout.

•	Três Buracos is envisioned to be a conventional open pit operation including drilling, blasting, loading, and hauling ore and waste. Ore will be transported eight kilometres to the Pilar processing plant.

•	Três Buracos will be mined as a single pit. Pit benches will be six metres high, mined as a double bench with a safety berm every twelve metres.

•	Três Buracos will require access to 100 m by 300 m of additional land ownership to the east of the final pit design in order to mine the final pit. Discussions to acquire this land are underway. PGDM is confident that an agreement with the land owner can be achieved before access is required.

•	Open pit mining at Três Buracos will be conducted by contractors with oversight by PGDM personnel.

•	PGDM has prepared a LOM production schedule that contains Proven and Probable Mineral Reserves only (7.005 Mt grading 1.18 g/t Au) in order to verify the economic viability of Mineral Reserves. The Mineral Reserves are comprised of 1.816 Mt of underground ore (Pilar and Maria Lázara) and 5.189 Mt of open pit ore (Três Buracos).

•	RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice. RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which would materially affect the Mineral Reserve estimates.

Metallurgical Testwork and Mineral Processing

•	The PGDM plant operated during 2016, 2017, and January through May 2018 with a blend of ore from the Pilar and Maria Lázara mines. The Caiamar mine was placed on care and maintenance in 2015. Metallurgical testing and plant operation have shown that the two ores are compatible and the Pilar processing plant flowsheet is appropriate for both deposits.

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•	The global gold recoveries for the main ore types are:
o	Três Buracos IS: 92.1%
o	Três Buracos CLS: 93.9%
o	Current actual gravity gold recovery for the PGDM plant: 96.0%
o	Metallurgical testwork for the Pilar ore: 95.5%
o	Metallurgical testwork for the Maria Lázara ore: 94.9%

•	The most recent metallurgical testing program performed was for the evaluation of the Três Buracos ores. The Três Buracos ore has similar characteristics and comparable recoveries to the Pilar and Maria Lázara ores types currently being processed in the PGDM plant.

•	Gravity gold recoveries for the Três Buracos 2nd campaign IS and CLS samples obtained by PGDM during the sample preparation process using a laboratory pilot Knelson concentrator were 57.39% for IS and 52.27% for CLS with concentrate masses of 0.97% and 0.85%, respectively.

•	Laboratory GRG tests were performed on a composite sample of 1st campaign Três Buracos ore and samples of 2nd campaign IS and CLS composites. The samples were ground to 80% passing 20 mesh, 70 mesh, 120 mesh, and 200 mesh. Grinding to 80% passing 120 mesh (125 µm) was selected as the operating point for gravity concentration. The results of the tests are as follows:
o	The 1st campaign composite yielded GRG of 82.51% with a concentrate mass of 1.33%.
o	The IS sample yielded GRG of 54.88% and the CLS sample yielded GRG of 64.81% with concentrate masses of 1.50% and 1.48%, respectively.
o	For comparison, GRG test results obtained for the Maria Lázara ore during metallurgical testing yielded a gold recovery of 32.2% with a concentrate mass of 1.50% at an 80% passing 125 μm particle size distribution.

•	The energy required for grinding the Três Buracos IS and CLS samples is similar to the current ore being processed in the PGDM plant. The ball mill BWi for each of the ores are:
o	BWi of the Três Buracos 1st Campaign ore is 13.06 kWh/t
o	BWi for the Três Buracos IS sample is 12.68 kWh/t
o	BWi for the Três Buracos CLS sample is 14.11 kWh/t
o	BWi for the Pilar ore is 13.18 kWh/t
o	BWi for Maria Lázara ore is 11.99 kWh/t
o	BWi for Pilar IS during the 1st Campaign was 8.2 kWh/t
o	BWi for Pilar CLS + GS during the 1st Campaign was 10.4 kWh/t
o	BWi for Maria Lázara during 1st Campaign was 10.0 kWh/t

•	For Três Buracos ore, an initial NaCN concentration of 1,000 ppm NaCN or 530 ppm CN- is a good operating point for gold recovery with Três Buracos ore. NaCN consumptions ranged from 388 g/t to 1,173 g/t with gold recoveries ranging from 94% to 95%.

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•	The use of a four to six hour pre-oxidation stage with pre-lime or with pure oxygen improved gold recovery over the use of compressed air for the Três Buracos ores.

•	A bulk Três Buracos IS sample was ground to 100% passing 125 µm and was screened, analyzed and the screen fractions leached. The highest gold grade was found in the 80% passing 125 µm fraction. The highest gold recovery was achieved in 80% passing 75 µm fraction and finer. This data indicates that the ore should be ground to 80% passing 75 µm for effective gold liberation and gold recovery.

•	The PGDM processing facilities are in very good condition and are being well maintained. The focus of work in the plant is on the reduction of operating costs through process optimization, primarily through reagent additions.

•	A full scale plant test was performed in the PGDM plant to determine the effectiveness of liquid oxygen to enhance the gold dissolution reaction kinetics, improve gold recovery, and reduce the amount of gold lost to tailings. The increase in recovery resulted in increased gold production and associated revenue to make the use of oxygen economic and justified its continued use in the plant.

•	The capacity of the Pilar processing plant is limited by the grinding circuit, which is capable of processing the Pilar ore at a rate of 165 tonnes per hour (tph), which, with an operating availability of 91%, would result in an annual production of 1,315,300 tonnes (3,600 tpd). The actual total production for 2016, 2017, and the first five months of 2018 was 1,174,584 tonnes, 1,235,351 tonnes, and 440,407 tonnes, respectively, which represents 89.3%, 93.9%, and 80.3% of the plant processing capacity, respectively.

•	The average gold recovery was 95.4% in 2016, 93.1% in 2017, and 93.9% in the first five months of 2018. The gold grade dropped during the period with average gold grades of 2.42 g/t in 2016, 1.98 g/t in 2017, and 1.67 g/t during the first five months of 2018. The effect of the gold feed grade on gold recovery was not significant.

•	The average monthly cyanide consumptions were consistent during 2017 and the first five months of 2018, ranging from 0.58 kg/t to 0.71 kg/t. Average annual cyanide consumptions were 0.65 kg/t in 2016, 0.64 kg/t in 2017, and 0.62 kg/t for the first five months of 2018.

•	The average monthly grinding media consumptions were consistent during 2017 and the first five months of 2018 ranging from 0.82 kg/t to 1.18 kg/t. Average annual grinding media consumptions were 1.04 kg/t in 2016, 1.01 kg/t in 2017 and 0.92 kg/t for the first five months of 2018.

•	The average process plant unit operating costs in 2016, 2017, and January to May 2018 were US$15.11/t, US$15.30/t, and US$14.95/t, respectively.

Environmental Aspects

•	Pilar has been operating since 2013 and all relevant permits are in place. Permits must be renewed on a periodic basis. Applications to renew permits nearing expiration have been submitted to the responsible regulatory agencies and approvals are pending. There are no identified environmental liabilities associated with the property.

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•	The Pilar mine tailings are expected to be mostly NAF with higher arsenic content. No information was made available for the Maria Lázara mine tailings. Pilar ore continues to be processed along with ore from the Maria Lázara mine and their respective tailings are co-deposited in the same TSF.

•	Although sub-aqueous disposal of the tailings is the most geochemically secure option, and is likely to minimize dissolved arsenic in the TSF and process water circuit, the current tailings are NAF and future PAF tailings are expected to have a significant lag period. This suggests that sub-aerial disposal on beaches should not significantly impact water chemistry and will have benefits for consolidation and increased density to maximize the storage volume within the TSF.

•	A study of more than 400 waste rock samples from the Pilar mine and the Caiamar mine concluded that 91% of samples are NAF and just 9% are PAF. No information was made available for waste rock from the Maria Lázara mine. A continuous program for ARD characterization is in place and the PGDM laboratory personnel are trained to do these analyses.

Social Aspects

•	No significant issues with the local communities have been identified during the operation of the Pilar mine and associated operations at the Maria Lázara mine.

•	All the archaeological requirements requested by the government agency in all the stages of the permitting process were accomplished and properly documented. There are currently no pending issues regarding archaeology in or near the Pilar operations.

Capital and Operating Costs

•	The Pilar LOM plan sustaining and closure capital costs are estimated to total US$31.87 million and are based on a BRL/USD exchange rate of 3.7.

•	Total operating costs for the Pilar LOM plan are estimated to be US$207.4 million, which averages US$29.61/t milled.

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26 Recommendations

RPA has the following recommendations:

Geology and Mineral Resources

•	Increase the sample size to whole core in areas of infill drilling.

•	Undertake a detailed investigation into the cause of the high variability of pulp duplicates submitted to the Pilar mine laboratory.

•	Analyze the results of duplicate sample pairs (field and pulp) separately by type (channel versus drill hole) as well as by laboratory.

•	Request density determinations on selected representative samples sent for assay by an independent laboratory to monitor the quality of the on-site water immersion measurements.

•	Set the number of field duplicates to one per hundred samples. It is important that a number of the field duplicates be chosen from material that is above the cut-off grade.

•	Construct mineralization wireframes using a minimum thickness and incorporate any necessary dilution to allow appropriate mining dimensions and potentially economic extraction.

•	Perform additional wireframe validation in plan view to reduce mis-snaps of the wireframes to adjacent veins or splays, and to prevent the formation of wireframe pinch-outs where local deviations in continuity are present.

•	Reduce all search ellipse sizes in future estimates where applicable. Consider limiting the dimensions of the initial interpolation pass to less than 80% of the modelled variogram range, and limiting the dimensions of all interpolation passes to no more than double the modelled variogram range for each mineralization zone.

•	Decrease drill hole spacing at Maria Lázara sufficiently to facilitate the construction of reliable variogram models within, at minimum, ML2, ML2A, ML3, and ML3A.

•	Where mineralized solids are based on only one hole, continue excluding their tonnages from the Mineral Resource.

•	Consolidate and convert the various Microsoft Access drill, sample, and QC databases to a single robust SQL database solution.

Mining and Mineral Reserves

•	RPA recommends that PGDM continue with the mine design and economic evaluation activities needed to convert Mineral Resources to Mineral Reserves.

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•	High dilution at the Pilar mine continues to have a major impact on mill feed and Mineral Reserve grades. RPA recommends that PGDM continue efforts to modify the mining layouts and to explore other approaches which could result in reduced overall dilution.

•	RPA recommends that PGDM should continue its review of alternatives for waste dump location in order to improve mining cost and productivity for the Três Buracos open pit deposit.

Metallurgical Testwork and Mineral Processing

•	Metallurgical testing, similar to the program performed to characterize the Três Buracos ore, including comminution, gravity separation, leach testing, and solid liquid separation, should be performed on any new deposits or ore types identified.

•	Work on optimization of the plant should be continued to reduce costs.

Environmental Aspects

•	Provided the integrity of the high-density polyethylene liner persists and sufficient freeboard is maintained within the TSF to prevent overflow discharge, sub-aerial disposal of the tailings should be feasible from an ARD perspective, however, this may result in higher dissolved arsenic in the TSF. To implement this strategy, a focused monitoring program is recommended with an action plan to effectively implement sub-aqueous deposition, if necessary.

•	Due to segregation of sulphur and ANC on the tailings beaches, it is likely that potential low pH “hot spots” (i.e., PAF with only a short lag) could occur where ANC is depleted. If beaches containing hot spots remain inactive for an extended period, acid generation will occur and could significantly impact water quality.

•	To minimize the likelihood of low pH “hot spots” developing on the tailings beaches, the discharge spigots should be managed to ensure the beaches are covered with fresh tailings within the lag time.

•	In addition, to ensure that the pH of the ponded water within the TSF remains near neutral, it is recommended that a level of protective alkalinity be maintained in the water circuit to neutralize any acid input from the beaches and prevent low pH and high metals concentrations from entering the process water circuit. The target alkalinity should not be less than 30 mg CaCO3/L. This will be revised as routine monitoring data become available.

•	A continuous program for waste rock ARD characterization is in place and the PGDM laboratory personnel are trained to do these analyses. This characterization work should be continued as the newer Maria Lázara ore types are mined.

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27 References

AMEC Minproc Enginharia e Consultaria Ltda., 2010, Pilar de Goiás Project, Goiás, Brasil, NI 43-101 Technical Report, prepared for Yamana Gold Inc., August 2010.

Arce, J.P., Mascarenhas, I.P., Rodrigues, H.R.S., Sansao, B.M.B, Silva, J., G.,.Diminuicao Do Teor De Rejeito Utilizando Oxigenio Liquido Na Lixiviacao Na Planta de Beneficiamento de Pilar de Goias - Briogold, Presented at XXVII Encontro Nacional de Tratamento de Minerios e Metalurgia Extrativa Belem - PA, 22 a 26 de Outubro 2017.

Brio Gold Inc., 2015, Annual QA/QC Report - January 2015 to October 2015, Caiamar Mine, November 5, 2015: Annual QA/QC Report - Caiamar Mine - 2015 Brazil.pdf

Brio Gold Inc., 2017, Relatorio Testes Geometalurgicos Três Buracos, Pilar de Goias - 2017

Companhia Goiana De Ouro S/A, and Mineral Engenharia E Meio Ambiente S/C LTDA - 2009, Estudio de Impacto Ambiental - EIA, Projecto Pilar de Goias, Yamana Gold, October 2009.

De Mark, P., Cintra, E. C., and Delboni Jr., H., 2009, Pilar de Goiás Gold Project, Goiás State, Brazil, prepared for Yamana Gold Inc. by Snowden Mining Industry Consultants Inc., April 2009.

Escola Politecnica da Universidade de Sao Paulo Departamento de Engenharia de Minas e de Petroleo, Laboratório de Tratamento de Minério e Resíduos Industrials, 2008, Residue Characterisation and Settling Rates for Thickener Design, prepared for Yamana Desinvolvimento Mineral S.A, June 2008.

Escola Politecnica da Universidade de Sao Paulo Departamento de Engenharia de Minas e de Petroleo, Laboratory of Characterisation and Technology, 2008, Technological Characterisation of Two Gold Bearing Mineral Samples, Pilar de Goiás, prepared for Yamana Desinvolvimento Mineral S.A, March 2008.

FL Smidth, 2010, Yamana Projeto Pilar, Testes de Sedimentacao para Amostras de Minerio de Ouro Moido, prepared for Yamana Desinvolvimento Mineral S.A., March 2010.

HDA Servicos S/S Ltd., 2009, Caracterizacao de Amostras de Minerio de Pilar, Relatorio, prepared for Yamana Desinvolvimento Mineral S.A., November 2009.

HDA Servicos S/S Ltd., 2009, Revision of Comminution Circuit Modelling, Pilar de Goiás Project prepared for Yamana Desinvolvimento Mineral S.A., July 2009.

Jost, H., Oliveira, A. M., 1991, Stratigraphy of the Greenstone Belts, Crixás region, Goiás, Central Brazil, Journal of South American Earth Sciences, v. 4, p. 201-214.

Knelson Research and Technology Centre, 2008, Metallurgical Test Report - Yamana Pilar - Project No: KRTS 20353 - GRG Test work, prepared for Yamana Gold Inc., August 2008.

Roscoe Postle Associates Inc., 2016, Technical Report on the Pilar Operations, Goiás State, Brazil, NI 43-101 Report, prepared by Moore, C.M., Michaud R.L., and Hampton, A.P., for Brio Gold Inc., May 12, 2016.

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Roscoe Postle Associates Inc., 2016, Technical Report on the Pilar Operations, Goiás State, Brazil, NI 43-101 Report, prepared by Moore, C.M., Michaud R.L., and Hampton, A.P., for Brio Gold Inc., May 12, 2016.

Roscoe Postle Associates Inc., 2015, Technical Report on the Pilar Operations, Goiás State, Brazil, NI 43-101 Report, prepared by Moore, C.M., Michaud R.L., and Hampton, A.P., for Brio Gold Inc., October 8, 2015.

Scott Wilson Roscoe Postle Associates Inc., 2010, Technical Report on the Pilar de Goiás Gold Project, Goiás State, Brazil, NI 43-101 Report, prepared for Yamana Gold Inc., December 2010.

Tres Buracos Report Geotech, 2018.

Yamana Gold Inc., 2010, Projeto Pilar, Relatoriodes Testes Hydrometallicos com Minerio do Projeto Pilar, Relatorio Final, Rev 2, May 2010.

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28 Date and Signature Page

This report titled “Technical Report on the Pilar Operations, Goiás State, Brazil” and dated March 26, 2020, with an effective date of May 31, 2018, was prepared and signed by the following authors:

(Signed and Sealed) Mark B. Mathisen

Dated at Lakewood, CO
March 26, 2020	Mark B. Mathisen, C.P.G.
Principal Geologist

(Signed and Sealed) Philip A. Geusebroek

Dated at Toronto, ON
March 26, 2020	Philip A. Geusebroek, M.Sc., P.Geo.
Senior Geologist

(Signed and Sealed) Hugo M. Miranda

Dated at Lakewood, CO
March 26, 2020	Hugo M. Miranda, MBA, ChMC (RM)
Principal Mining Engineer

(Signed and Sealed) Robert L. Michaud

Dated at Lakewood, CO
March 26, 2020	Robert L. Michaud, P.E.
Associate Mining Engineer

(Signed and Sealed) A. Paul Hampton

Dated at Lakewood, CO
March 26, 2020	A. Paul Hampton, P.Eng.
Principal Metallurgist

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29 Certificate of Qualified Person

Mark B. Mathisen

I, Mark B. Mathisen, C.P.G., as an author of this report titled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Principal Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.
•	Mineral Resource and Reserve estimation, due diligence, corporate review and audit on exploration projects and mining operations worldwide.
•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.
•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I visited the Pilar operations on June 19 and 20, 2018.

6.	I am responsible for Sections 4 to 9, 23 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report. I share responsibility with my co-author for Sections 10, 11, 12, and 14, and related disclosure in Sections 1, 25, 26, and 27.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of this Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

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Philip A. Geusebroek

I, Philip A. Geusebroek, M.Sc., P.Geo., as an author of this report titled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Senior Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of Alberta, Canada in 1995 with a B.Sc. degree in Geology, and the University of Western Ontario in 2008 with a M.Sc. in Economic Geology.

3.	I am registered as a Professional Geologist in the Province of Ontario (Reg. #1938). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Resource estimation, geological modelling, and QA/QC experience.
•	Review and report as a consultant on numerous exploration, development, and production mining projects around the world for due diligence and regulatory requirements
•	Mine and exploration geologist with Echo Bay Mines Ltd., Kinross Gold Corporation, Western Mining Company, etc.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I have not visited the Project.

6.	I share responsibility with my co-author for Sections 10 to 12 and 14 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Philip A. Geusebroek

Philip A. Geusebroek, M.Sc., P.Geo.

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Hugo M. Miranda

I, Hugo M. Miranda, MBA, ChMC (RM), as an author of this report titled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, Santiago University, with a Masters of Business Administration degree in 2004 and Colorado School of Mines with a Master of Engineering (Engineer of Mines) in 2015.

3.	I am registered as a Competent Person of the Chilean Mining Commission (ChMC), Registered Member #0031. I have worked as a mining engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.
•	Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile
•	Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO - Chile.
•	Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.
•	Principal Mining Consultant - Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I visited the Project on June 19 and 20, 2018.

6.	I am responsible for the overall preparation of the Technical Report and in particular for Sections 2, 3, 16 (Três Buracos), and 24 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of this Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Hugo M. Miranda

Hugo M. Miranda, MBA, ChMC (RM)

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Robert L. Michaud

I, Robert L. Michaud, P.Eng., as an author of this report entitled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Associate Principal Mining Engineer with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Colorado, USA 80228.

2.	I am a graduate of Queen’s University in 1976 with a B.Sc. Degree in Mining Engineering. I am a graduate of Queen’s University in 1977 with a M.Sc. Degree in Mining Engineering.

3.	I am registered as a Professional Engineer in the Provinces of Ontario (31570013) and Quebec (37287). I have worked as a mining engineer for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Operations management of several underground mines;
•	Project management of the construction and start-up of several underground mines;
•	Management numerous mine designs and technical studies.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I visited the Pilar operations on March 18 and 19, 2015.

6.	I am responsible for Sections 15, 16 (Pilar and Maria Lázara), 19, 21, and 22 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared Technical Reports on the property that is the subject of this Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Robert L. Michaud

Robert L. Michaud, P.Eng.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 29-6

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A. Paul Hampton

I, A. Paul Hampton, P.Eng., as an author of this report entitled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Southern Illinois University in 1979 with a B.S. Degree in Geology, and a graduate of the University of Idaho in 1985, with an M.S. Degree in Metallurgical Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia, Licence No. 22046. I have worked as an extractive metallurgical engineer for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Process plant engineering, operating and maintenance experience at mining and chemical operations, including the Sunshine Mine, Kellogg, Idaho, Beker Industries Corp, phosphate and DAP plants in Florida and Louisiana respectively, and the Delamar Mine in Jordan Valley Oregon.
•	Engineering and construction company experience on a wide range of related, precious metal projects and studies, requiring metallurgical testing, preliminary and detailed design, project management, and commissioning and start-up of process facilities and infrastructure. EPCM companies included Kilborn Engineering Pacific Ltd., SNC Lavalin Engineers and Constructors, Washington Group International Inc. and Outotec USA, Inc.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a "qualified person" for the purposes of NI 43-101.

5.	I visited the Pilar operations on March 18 and 19, 2015.

6.	I am responsible for preparation of Sections 13, 17, 18, and 20 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared Technical Reports on the property that is the subject of this Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 29-7

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) A. Paul Hampton

A. Paul Hampton, P.Eng.

Equinox Gold Corp. – Pilar Operations, Project #3232 Technical Report NI 43-101 – March 26, 2020	Page 29-8